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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                        AMERIVISION COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)


               Oklahoma                               73-1378798
     (State or other jurisdiction            (IRS employer identification
   of incorporation or organization)                    number)



   5900 Mosteller Drive, Suite 1800                     73112
        Oklahoma City, Oklahoma                       (Zip Code)
        (Address of principal
          executive offices)




Registrant's telephone number, including area code: (405) 600-3800

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                  Name of each exchange on
        to be so registered                  which each class it be registered
        -------------------                  ---------------------------------

                                    None

Securities to be registered pursuant to Section 12(g) of the Act:

                                 Title of Class
                                 --------------

                      Common Voting Stock, $0.10 par value


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                                TABLE OF CONTENTS


ITEM 1.      Business......................................................................................3

ITEM 2.      Financial Information........................................................................22

ITEM 3.      Properties...................................................................................41

ITEM 4.      Security Ownership of Certain Beneficial Owners and Management...............................42

ITEM 5.      Directors and Executive Officers.............................................................43

ITEM 6.      Executive Compensation.......................................................................46

ITEM 7.      Certain Relationships and Related Transactions...............................................51

ITEM 8.      Legal Proceedings............................................................................59

ITEM 9.      Market Price of and Dividends on Common Equity and Related Stockholder
             Matters......................................................................................62

ITEM 10.     Recent Sales of Unregistered Securities......................................................62

ITEM 11.     Description of Company's Securities to be Registered.........................................63

ITEM 12.     Indemnification of Directors and Officers....................................................65

ITEM 13.     Financial Statements and Supplementary Data..................................................66

ITEM 14.     Changes in and Disagreements with Accountants on Accounting and Financial
             Disclosure...................................................................................66

ITEM 15.     Financial Statements and Exhibits............................................................66



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ITEM 1.    BUSINESS

GENERAL

         Amerivision Communications, Inc. (the "Company" or "Amerivision") is a provider of domestic long distance and other telecommunications services primarily to residential users. The Company employs a specialized marketing program known as affinity-based marketing. Under this program, the Company obtains membership lists from non-profit organizations that support strong family values, such as Concerned Women For America, Christian Broadcasting Network, Trinity Broadcasting Network and Christian Coalition, and markets its services under the LIFELINE(R) service mark to those organizations' members. The non-profit organizations receive a percentage, currently approximately 10%, of certain collected revenues generated from their members. In some cases the organizations will directly contact their members to sell the Company's services. In return the organizations may receive a flat fee for each new customer obtained by that organization, in addition to the percentage of revenues. The Company has experienced substantial success marketing to this family values affinity largely because its customers, in addition to receiving essential telecommunications services, are able to indirectly contribute to causes they strongly support.

         Amerivision believes it is the largest affinity-based marketing reseller of telecommunications services to non-profit organizations in the United States. The Company is affiliated with thousands of non-profit organizations and as of July 31, 1999 had over 620,000 subscribers for its telecommunication services in all 50 states. The Company has experienced rapid growth with revenues increasing from $2.9 million in 1993 to $124.2 million in 1998.

         The Company's long distance traffic is primarily carried by MCI WorldCom, Inc. ("MCI WorldCom"). Although Amerivision does not operate its own long distance network, effective February 1, 1999 the Company began operating the switching assets and personnel of Hebron Communications Corporation ("Hebron"), which includes telecommunications switches in Oklahoma City and Chicago. The Company plans to purchase the switches later this year under terms of an asset purchase agreement with Hebron. This purchase will allow the Company to originate and terminate a portion of its long distance calls. See Item 7 below for a discussion of Hebron and the terms of the transaction with Hebron. In addition to residential long distance service, the Company also offers its customers other telecommunications services such as Internet access, paging, calling cards, prepaid phone cards and toll-free service.

         The Company was incorporated in 1991 as an Oklahoma corporation and maintains its principal executive offices at 5900 Mosteller Drive, Suite 1800, Oklahoma City, Oklahoma 73112 and its telephone number is (405) 600-3800.

RECENT DEVELOPMENTS

         Over the past several months several important developments have occurred with respect to the Company and its business. Major developments include:

         RESOLUTION OF SECURITIES AND EXCHANGE COMMISSION'S INVESTIGATION. In July 1996, at the request of the Company, the Securities and Exchange Commission (the "Commission") instituted

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an investigation into whether the Company and its then directors and principal officers had violated any federal securities laws. In July 1998 the Commission issued a cease-and-desist order to the Company, Hebron and Tracy C. Freeny, at that time President of the Company, and Carl Thompson, at that time Senior Vice President of the Company with respect to the subject matter of investigations which concluded the investigation. See Item 8 - Legal Proceedings - Investigation by the Securities and Exchange Commission.

         ADDITION OF NEW DIRECTORS. In October 1998, four new members of the board of directors of the Company were elected, bringing a wide range of skills and experiences to the Company. The new directors are Stephen D. Halliday, a lawyer and accountant with 20 years of professional experience; Jay A. Sekulow, a lawyer who is in charge of a nationally-known public interest law firm; John
B. Damoose, a former executive with a Fortune 500 corporation; and John E. Telling, a 31-year securities industry professional. See Item 5 - Directors and Officers.

         ADDITION OF NEW OFFICERS AND KEY EMPLOYEES. In October 1998, Stephen D. Halliday was elected President and Chief Executive Officer of the Company. Prior to that, Mr. Halliday had been performing various consulting services for the Company while serving as a partner at Wiley, Rein & Fielding, a leading telecommunications law firm. In December 1998, five members of PricewaterhouseCoopers LLP telecommunications consulting practice with, collectively, over 75 years of experience in the telecommunications industry joined the Company, including Kerry A. Smith, a Vice President of the Company, and such persons are very active in the Company's business and operations. In January 1999, Dan L. Carter was elected a Vice President of the Company and brings with him over 20 years of operational experience. In April 1999, David E. Grose joined the Company as Vice President and Chief Financial Officer and brings with him over 10 years experience as chief financial officer of publicly-traded concerns. See Item 5 - Directors and Officers.

         TERMINATION OF RELATIONSHIP WITH VISIONQUEST MARKETING SERVICES, INC. Effective January 1, 1999, the Company and VisionQuest Marketing Services, Inc. ("VisionQuest") mutually terminated their business relationship. Until such time VisionQuest had performed substantially all of the Company's telemarketing service requirements, but the Company determined it needed to establish a core telemarketing business, which it believes it can operate on a more cost-effective basis than through its prior relationship with VisionQuest. See
Item 7 - Certain Relationships and Related Transactions - Transactions with VisionQuest.

         NEW CREDIT FACILITY WITH COAST BUSINESS CREDIT, INC. In February 1999, the Company entered into a credit facility with Coast Business Credit, Inc. ("Coast Loan") providing the Company with up to $12.6 million in financing and in May 1999 the Company was approved to increase the borrowings under the credit facility to an aggregate of $30.0 million. The proceeds of the Coast Loan have been used by the Company to repay more expensive indebtedness and will be used to pay for necessary capital improvements and restructuring. In connection with the Coast Loan, Hebron, three directors of the Company, including Tracy C. Freeny, Chairman of the Board of the Company, one significant shareholder of the Company and one former shareholder of the Company all agreed to subordinate all amounts owed to them by the Company (an aggregate of $7,366,000) to the Coast Loan.


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         NEW SUPPLY AGREEMENT WITH MCI WORLDCOM. In April 1999, the Company
entered into a multi-year supply agreement with MCI WorldCom for long distance services. The Company lowered its costs as a result of the new agreement and resolved certain billing disputes between the two parties. See Item 1 - Business
- Suppliers.

         PENDING TRANSACTIONS WITH HEBRON. Effective February 1999, the Company began operating certain telecommunications switches of Hebron and, subject to certain conditions including approval of Hebron's shareholders, will acquire such switches later this year. The Company will also acquire all of Hebron's assets related to an Internet product it had been jointly developing with the Company. The closing of the transaction will allow the Company to have both switched and switchless long distance under its full control and to operate both the switches and the Internet assets on a more effective and cost efficient basis than through its prior relationship with Hebron. See Item 7 - Certain Relationships and Related Transactions - Transactions with Hebron.

         SIX MONTHS RESULTS OF OPERATIONS. For the six months ended June 30, 1999 the Company had income from operations of $7.4 million and net income of $2.8 million, compared with income from operations of $725,000 and a net loss of $1.5 million, for the same period in 1998. These improved results were primarily attributable to costs savings and operational improvements.

BUSINESS STRATEGY

         The Company's overall strategy is to profitably grow its telecommunications and other services by further developing the family values affinity. Elements of the Company's strategy include:

         o Building the Company's Brand. Although the Company is a significant affinity-based marketing company, the Company believes that it is still relatively unknown in the marketplace. The Company has retained one of the nation's leading non-profit marketing consulting firms, to assist the Company in improving its image and brand awareness.

         o Expanding its Marketing Efforts and Portfolio of Telecommunications-Related Services. In 1998 substantially all of the Company's revenues were derived from the provision of long distance telephone service. The Company believes that it can grow its revenues by increasing the marketing of its existing services to the membership of organizations currently endorsing LifeLine services and offering additional telecommunications services, such as voicemail, conference calls and Internet access, and bundling such services with the long distance telephone service it already provides.

         o Providing Cost Competitive Services. The Company continually works to position its services in a manner which is cost-competitive with similar services provided by other telecommunications services providers. To achieve competitive margins on its telecommunications services the Company intends to continually review and refine its operations to achieve operating and cost effectiveness.


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         o        Building a Filtered Family Friendly Internet Access Service.
                  In July 1999, the Company launched a filtered family friendly Internet access service nationwide and is marketing this service to both its existing customers and new customers.

         o Building a Business-Oriented Product Offering. Historically, the vast majority of the Company's customers have been residential. The Company believes that it can expand its customer profile to include small and medium size businesses. The Company is planning to increase its marketing efforts to small and medium size businesses by approaching organizations currently endorsing LifeLine.

         o Marketing Non-Telecommunications Products and Services. In light of the Company's success in marketing telecommunications services to the family values affinity group, the Company believes that there is a substantial opportunity to market non-telecommunication services to its customer base. For example, the Company provides a credit card product and is evaluating additional product opportunities.

INDUSTRY OVERVIEW

         LONG DISTANCE

         Since the break-up of AT&T Corp. ("AT&T") in 1984, annual revenues for the domestic long distance market have increased significantly. According to industry data, AT&T, together with Sprint Corporation ("Sprint") and MCI WorldCom constitute what generally is regarded as the first tier in the long distance market. Large regional long distance companies, some with national capabilities, such as Qwest Communications International, Inc. (through its LCI International, Inc. subsidiary) ("Qwest"), constitute the second tier of the industry and, cumulatively, are believed to account for less than 10% of the market. The remainder of the market share is held by several hundreds of smaller companies, known as third-tier carriers. Many first- and second-tier companies, most notably AT&T, Sprint and MCI WorldCom, actively have been providing long distance products for resale for a number of years to capture incremental traffic volume.

         Long distance companies can be categorized in different ways. One distinction is between facilities-based companies and non-facilities-based companies, or resellers. Facilities-based companies own transmission facilities, such as fiber optic cable or digital microwave equipment. Profitability for facilities-based carriers is dependent not only upon their ability to generate revenues but also upon their ability to manage complex networking and transmission costs. Substantially all of the first- and second-tier long distance companies are facilities-based carriers and generally offer service nationwide. Most facilities-based carriers in the third tier of the market generally offer their service only in a limited geographic area. Some facilities-based carriers, including many of those in the second tier, contract with other facilities-based carriers to provide transmission where they have geographic gaps in their facilities. Similarly, non-facilities-based companies, such as the Company, contract with facilities-based carriers to provide transmission of their customers' long distance traffic. Pricing in such contracts is typically either on a fixed rate lease basis or a call volume basis. Profitability for non-facilities based carriers is based primarily on their ability to generate and retain sufficient revenue volume to negotiate attractive pricing with one or more facilities-based carriers.


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         A second distinction among long distance companies is that of switch-based versus switchless carriers. Switched carriers have one or more switches, computers that direct telecommunications traffic in accordance with programmed instructions. All of the facilities-based carriers are switched carriers, as are many non-facilities-based companies. Switchless carriers depend on one or more facilities-based carriers to provide both transmission capacity and switch facilities. In addition, switchless resellers enjoy the benefit of offering their service on a nationwide basis, assuming that their underlying carrier has a nationwide network. As a result of the pending acquisition of certain assets of Hebron, the Company operates and will own switches in two markets, Oklahoma City and Chicago, but will continue to contract with facilities-based carriers to provide most of its switching services.

         Competition in the long distance industry is based primarily upon pricing, customer service, network quality and value-added services. The success of a non-facilities-based carrier such as the Company depends almost entirely upon the amount of traffic that it can commit to the underlying carrier; the larger the commitment, the lower the cost of service. Subject to contract restrictions and customer brand loyalty, resellers like the Company may competitively bid their traffic among other national long distance carriers to gain improvement in the cost of service. The non-facilities-based carrier devotes its resources entirely to marketing, operations and customer service, deferring many of the costs of network maintenance and management to the underlying carrier.

         The relationship between resellers and the major underlying carriers is predicated primarily upon the pricing strategies of the first-tier companies, which has resulted historically in higher rates for individuals and small business customers. Individuals and small business customers do not generate enough volume to receive reduced rates. The higher rates result from the higher cost of credit, collection, billing and customer service per revenue dollar associated with small billing level long distance customers. By committing to large volumes of traffic, the reseller is guaranteeing traffic to the underlying carrier. The underlying carrier is also relieved of the administrative burden of qualifying and servicing large numbers of relatively small accounts. The successful reseller efficiently markets the long distance product, processes orders, verifies credit and provides customer service to these large numbers of small accounts.

INTERNET ACCESS SERVICES

         Internet access and related value-added services ("Internet services") represent one of the fastest growing segments of the telecommunications marketplace. According to industry estimates, the number of Internet users in the United States who access the World Wide Web reached approximately 29.2 million in 1997 and is projected to grow to approximately 72.1 million by the year 2000. In addition, total Internet service providers ("ISP") revenues in the United States are projected to grow from $4.6 billion in 1997 to $18.3 billion in 2000. Declining prices in the personal computer market, continuing improvements in Internet connectivity, advancements in Internet navigation technology, and the proliferation of services, applications, information and other content on the Internet have attracted a rapidly growing number of users.

         Numerous companies have moved to enter the Internet services market, such as (i) telecommunications services providers, including national and regional interexchange carriers, incumbent local exchange carriers ("LECs") and competitive LECs, (ii) online commercial

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information service providers, (iii) computer hardware and software providers,
(iv) cable television operators and (v) national, regional and local companies that focus primarily on providing Internet services. These companies pursue a wide variety of business strategies. For example, cable television operators, who are not required to grant third party ISPs access to their local networks, are deploying high-speed cable modems among their subscribers. Incumbent and competitive LECs, which generally provide third party ISPs access to their local networks, are deploying high-speed data transmission technologies such as DSL to support the provision of Internet services.

PRODUCTS AND SERVICES

         In 1998, the Company's revenues were substantially all from long distance sales, however, as discussed below, other products are entering the sales cycle.

         TELECOMMUNICATIONS SERVICES.

         Long Distance. The Company provides long distance service to over 620,000 subscribers as of July 31, 1999 most of whom are residential. In addition, the Company offers calling cards, prepaid phone cards, and toll-free service. For these services, the Company offers pricing on competitive basis (including discounted rates for higher volume) with the larger long distance companies. The Company also intends to offer additional services such as audio conferencing, voice mail and caller ID.

         Wireless. The Company resells the paging services of Paging Networks, Inc., the largest provider of paging service in the U.S. Local, regional and national paging service is offered on an alpha and numeric basis. The Company has also entered into a contract with Shared Technology Cellular to resell Phillips wireless telephones in the future on a prepaid basis and is also exploring offering wireless telephone service by reselling the services of a national wireless provider.

         Internet Access. In July 1999, the Company began offering Internet access services nationwide. The Company's Internet access service, marketed as "ifriendly.com," has been designed for the Company's affinity group customer base so that its subscribers will not, subject to certain limitations inherent to the filtering technology, be able to access "offensive" materials on the Internet. The Company believes it is one of a few Internet service providers to offer this option on a national basis.

         NON-TELECOMMUNICATIONS SERVICES.

         In light of the Company's success in marketing telecommunications services to the family values affinity group, the Company believes that there is a substantial opportunity to market non-telecommunication services to its customer base. The Company currently issues a branded credit card issued by Guaranty Bank based in Oklahoma City, Oklahoma. The Company believes that the pricing and terms offered to its participating organizations are competitive with major credit card providers.


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MARKETING AND SALES

         The Company primarily markets its telecommunications services utilizing the family values affinity. To obtain new customers, the Company uses sales executives, telemarketing and various promotional efforts including direct mail, radio, television, convention advertising and the Internet.

         Some of the sales executives expend the majority of their efforts obtaining new non-profit organizations who will endorse LifeLine services and maintaining existing relationships. The other sales executives principally seek to expand the number of members of existing non-profit organizations who endorse LifeLine services as well as sell additional services to and seek to improve the retention rate of existing subscribers. Prior to 1999, sales executives were compensated based on a percentage of sales revenue collected. Although some commission agreements remain in place, effective January 1, 1999, subject to certain transition arrangements, sales executives are generally compensated with a base salary and the opportunity to earn bonuses based on their individual performance.

         Once membership lists of non-profit organizations have been obtained, the Company generally contacts members and solicits their telecommunications services through direct mail or telemarketing. The Company works with the organizations in its direct mail efforts, often placing advertising in newsletters or inserting brochures about the Company in the organizations' mailings. The Company will also use its telemarketing resources to contact members of participating organizations. The Company's telemarketing efforts are also scripted towards affinities of members of a particular organization. The Company currently operates two call centers, one in Oklahoma City, Oklahoma and the other in Tahlequah, Oklahoma and, as of July 31, 1999, the call centers had an aggregate of 250 full and part time employees who operate over 185 call stations. The Company advertises its services through television and radio programs which target viewers and listeners who support the family values affinity, including Christian radio and television networks. The Company participates in conferences and conventions sponsored by organizations endorsing LifeLine services. Prior to those events, the Company will either advertise in materials being sent or send materials to persons attending the event in order to increase awareness of the telecommunications services the Company offers. At the actual events, the Company will set up booths or make presentations regarding its telecommunications services and have personnel on site to explain the services and assist in enrolling customers.

         The Company has also recently begun capitalizing upon the marketing opportunities created through the Internet. On some websites of participating organizations, the Company's services are promoted or a link to the Company's website is provided. The Company is investigating other ways to expand the marketing to current and potential customers through the Internet.

         The Company believes that due to its affinity program it has an average retention rate of customers better than industry average. Nonetheless, through improved customer service, competitive rate plans and additional services the Company is striving to further improve its retention rate. The Company believes that significant growth may be obtained through the above efforts as well as expanded marketing initiatives.


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SUPPLIERS

         In April 1999, the Company executed a new contract with MCI WorldCom for provision of the Company's long distance traffic. The contract has certain monthly minimum volume commitments and the Company must direct all of its switchless long distance traffic to MCI WorldCom. The Company also received a credit and was released of any prior liability to MCI WorldCom in connection with the settlement of various billing disputes between the Company and MCI WorldCom. This contract offers a significant reduction in pricing from the prior MCI WorldCom billing rates charged to the Company.

COMPETITION

         OVERVIEW. The telecommunications services industry is highly competitive, rapidly evolving and subject to constant technological change. While the Company believes it is the largest affinity-based marketing reseller of telecommunications services to organizations advocating family values in the United States, there are numerous companies offering the services the Company offers, and the Company expects competition to increase in the future. The Company believes that existing competitors are likely to continue to expand their service offerings and/or lower their prices to appeal to existing or potential customers of the Company. Many of the Company's existing competitors have financial, personnel and other resources, including brand name recognition, substantially greater than that of the Company. Moreover, the Company expects that new competitors are likely to enter the communications market, and some of these new competitors may market communications services similar to the Company's services. Some of these new competitors may have financial, personnel and other resources, including brand name recognition, substantially greater than those of the Company. In particular, the regional Bell operating companies ("RBOCs") will be strong competitors once they are allowed to provide long distance services in their in-region markets. In addition, AT&T has recently purchased the cable company TeleCommunications, Inc. and is attempting to purchase another cable company, MediaOne Group Inc. ("MediaOne"). It is unclear whether the purchase of MediaOne will receive regulatory approval. AT&T intends to use these cable facilities and those of other cable companies with which it has signed agreements to offer local telephony, long distance, Internet, and other services to customers in competition with incumbent local exchange carriers and other competitive local exchange carriers ("CLECs").

         In addition, the regulatory environment in which the Company operates is undergoing significant change. As this regulatory environment evolves, changes may occur which could create greater or unique competitive advantages for all or some of the Company's current or potential competitors, or could make it easier for additional parties to provide services similar to those offered by the Company.

         LONG DISTANCE. The Company provides long distance services by reselling the facilities of other carriers in the United States. The long distance industry is intensely competitive and significantly influenced by the marketing and pricing decisions of the larger industry participants such as AT&T, Sprint and MCI WorldCom. Moreover, the industry has undergone and will continue to undergo significant consolidation that has created and will continue to create numerous other entities with substantial resources to compete for long distance business, such as Excel Communications, Inc., Frontier and Qwest. In addition, as a result of the Telecommunications Act

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of 1996 ("Telecommunications Act"), RBOCs will soon be able to enter the long distance market. These larger competitors have significantly greater name recognition and financial, technical, network and marketing resources. They may also offer a broader portfolio of services and have longer standing relationships with customers targeted by the Company. Moreover, there can be no assurance that certain of the Company's competitors will not be better situated to negotiate contracts with suppliers of telecommunications services which are more favorable than contracts negotiated by the Company. Many of the Company's competitors enjoy economies of scale that can result in a lower cost structure for transmission and related termination costs, and which could cause significant pricing pressures on the Company.

         The Company competes in the long distance market primarily on the basis of price, customer service and the ability to provide a variety of communications products and services. Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Prices for long distance calls have declined in recent years and are likely to continue to decrease. Competition in all of the relevant markets is expected to increase which could adversely affect net revenue per minute and gross margins as a percentage of net revenue. There can be no assurance that the Company will be able to compete effectively in the long distance market.

         INTERNET TELEPHONY. Certain ISPs have recently announced plans to use IP Telephony to introduce long distance services at rates 30% to 50% below standard long distance rates. IP Telephony could increase pressure on the Company and other communications companies to reduce prices and margins from long distance services. There can be no assurance that the Company will not experience substantial decreases in call volume, pricing and/or margins due to IP Telephony. There can also be no assurance that the Company will be able to offer its telecommunications services to end users at a price which is competitive with the IP Telephony services offered by these new companies.

         INTERNET SERVICE PROVIDER. Recently, the Company began providing Internet access on a nationwide basis and is substantially increasing its investment in this line of business. The Internet services market is highly competitive, as there are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company's competitors in this market include ISPs, other telecommunications companies, online services providers and Internet software providers. Many of these competitors have greater financial, technological and marketing resources than those available to the Company. Internet services are currently deemed enhanced services by the FCC and therefore are not subject to federal and state common carrier regulations, including long distance interstate and intra-state access fees. There can be no assurance that Internet services will not be subject to additional regulation in the future.

         TECHNOLOGICAL ADVANCES. In the future, the Company may be subject to intense competition due to the development of new technologies resulting in an increased supply of transmission capacity. The telecommunications industry is experiencing a period of rapid and significant technological evolution, marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those to be provided by the Company. The introduction of new products or emergence of new technologies may cause capacity to greatly exceed the demand, reducing the pricing of certain services to be provided by the


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Company. There can be no assurance that the Company's services will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make significant additional capital investments to upgrade or replace its system and equipment. The effect on the Company's operations of technological changes cannot be predicted and if the Company is unable to keep pace with advances, it could have a material adverse effect on the Company.

REGULATION

         The terms and conditions under which the Company provides telecommunications products and services are subject to government regulation. Federal laws and Federal Communications Commission ("FCC") regulations apply to interstate telecommunications, while particular state regulatory authorities have jurisdiction over telecommunications that originate and terminate within the same state.

         DOMESTIC FEDERAL REGULATION. The Company is classified by the FCC as a non-dominant carrier, and therefore is subject to significantly reduced federal regulation. After the reclassification of AT&T as a non-dominant carrier in its provision of domestic services, among domestic carriers only the LECs are classified as dominant carriers for the provision of interstate access services. As a consequence, the FCC regulates many of the rates, charges, and services of the LECs to a greater degree than the Company's. A separate affiliate of an RBOC complying with certain statutory separation requirements and, once authorized, offering in-region interstate inter-exchange services is regulated as a non-dominant carrier. Similarly, a separate affiliate of an independent LEC offering in-region interstate inter-exchange services is treated as non-dominant, but the separation requirements it must comply with are less strict than those applicable to the RBOCs. This non-dominant treatment may make it easier for the RBOCs to compete directly with the Company for long distance subscribers. Because AT&T is no longer classified as a dominant carrier, certain pricing restrictions that formerly applied to AT&T have been eliminated, which may make it easier for AT&T to compete with the Company for low volume long distance subscribers.

         The FCC generally does not exercise direct oversight over cost justification and the level of charges for services of non-dominant carriers, such as the Company, although it has the statutory power to do so. Non-dominant carriers are required by statute to offer interstate services under rates, terms, and conditions that are just, reasonable, and not unduly discriminatory. The FCC has the jurisdiction to act upon complaints filed by third parties or brought on the FCC's own motion against any common carrier, including non-dominant carriers, for failure to comply with its statutory obligations. Additionally, the Telecommunications Act grants explicit authority to the FCC to "forbear" from regulating any telecommunications services provider in response to a petition and if the agency determines that the public interest will be served for such inaction.

         The FCC imposes only minimal reporting requirements on non-dominant carriers, although the Company is subject to certain reporting, accounting, and record keeping obligations. A number of these requirements are imposed, at least in part, on all carriers, and others are imposed on carriers such as the Company whose annual operating revenue exceed $100 million.



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



         Resale carriers, like all other interstate carriers, are also subject to a variety of miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a subscriber's long distance carrier, limit the use of "800" numbers for pay-per-call services, require disclosure of certain information if operator assisted services are provided, and govern interlocking directors and management. Other types of FCC regulation may impose costs on the Company, such as regulatory fees, universal contribution service obligations, North American Numbering Plan Administration fees, Telecommunications Relay Services obligations, number portability obligations, Communications Assistance for Law Enforcement Act obligations, the Universal Service Fund surcharge and the Primary Interexchange Carrier Charge.

         The Telecommunications Act authorizes the RBOCs to provide inter-Local Access and Transport Area ("LATA") inter-exchange telecommunication services, upon the receipt of any necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate or interstate long distance services and, for in-region inter-LATA services, upon specific FCC approval predicated upon satisfying other conditions, including a checklist of interconnection and other requirements. The Telecommunications Act also provides for certain safeguards against anticompetitive conduct by the RBOCs in the provision of inter-LATA service including a requirement for a separate subsidiary and certain joint marketing limitations.

         GTE Corporation ("GTE") was previously prohibited from providing inter-exchange telecommunications services. However, the Telecommunications Act authorizes GTE to provide inter-LATA inter-exchange telecommunications services without regard to limitations by region, although the necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate and/or interstate long distance service must be obtained by GTE prior to the provision of long distance service. GTE is now providing such services. In addition, GTE is subject to the provisions of the Telecommunications Act that impose interconnection and other requirements on the LECs.

         Further, the Telecommunications Act prohibits carriers from changing a subscriber's carrier of telephone exchange or toll services except in conformance with the FCC's verification rules. In addition to other penalties imposed by the Telecommunications Act and the FCC's rules, a carrier that violates the FCC's verification rules and collects charges from the subscriber is liable to the carrier previously authorized by the subscriber for the amount collected. The FCC has adopted rules implementing these provisions. The FCC's order was appealed and some of its rules have been stayed, pending final review by the Court of Appeals.

         STATE REGULATION. The Company is subject to varying levels of regulation in virtually all states. The vast majority of the states require the Company to apply for certification, which entails proof of technical, managerial and financial ability to provide intrastate telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. A majority of states also require the Company to file and maintain detailed tariffs listing their rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval or notice for transfers of control of certified carriers, and/or for corporate reorganizations; acquisitions of telecommunications operations; assignments of carrier assets, including subscriber bases; and carrier securities offerings. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. In addition, several states have verification rules different from the FCC's regarding changing a subscriber's authorized carrier.

         Currently, the Company can provide originating interstate and intrastate service to customers in all 48 contiguous states and the District of Columbia and has applications pending for service in Hawaii and Alaska. Of the states in which the Company provides originating service, some state Public Utilities Commissions ("PUCs") actively assert regulatory oversight over the services offered by the Company.

         Additionally, the rules for each state vary in regard to the authorization of inter-LATA versus intra-LATA service. Upon initial certification, the Company generally requested approval to provide resold intrastate long distance telecommunications services, unless a state had specific rules pertaining to LATAs. At the time, depending on the individual state regulations, some states only allowed the Company to provide inter-LATA services, and the LECs typically provided intra-LATA services. As a result of the Telecommunications Act, intra-LATA competition is now allowed in all states. Generally speaking, as the rules have been modified, the states have either ordered that all certified inter-LATA carriers now have the authority to provide intra-LATA services, or directives have been given for companies to apply for intra-LATA authority or revise existing tariffs to comply with state regulations. In those states which issued directives for companies to apply for intra-LATA authority or revise tariffs, the Company has complied with such orders.

         The Company continuously monitors regulatory developments in all states in which it does business in order to ensure regulatory compliance. The Company believes that it is in compliance in all material respects with the requirements of federal and state regulatory authorities and maintains contact regularly with the various regulatory authorities in each jurisdiction.

PROPRIETARY RIGHTS

         The Company has obtained a federally registered service mark for the name LIFELINE for long distance telecommunications services. With the exception of the LIFELINE(R) service mark, the Company does not own or use in its operations any other material intellectual property.

INFORMATION SYSTEMS

         In August 1998, the Company completed a comprehensive independent review of its information systems ("Information Systems"). Based on the results of such review, the Company has decided that its current Information Systems, which are based on FoxPro software, are not sufficient, determining that the current Information Systems will need to be modified and supplemented to become year 2000 compliant and new Information Systems will need to be implemented in order for the Company to operate more effectively. To most efficiently accommodate customer growth and new product offerings, the Company is pursuing a Windows NT environment with an underlying client/server architecture. This platform will also include a data warehouse with front-end tools to address financial, operational, and sales and marketing research and reporting. The costs of the Information Systems improvements cannot be determined at this time, but it is anticipated it may exceed $4.0 million. The Company currently anticipates funding the Information Systems improvements from the Coast Loan, but, if proceeds from this loan are not available, it may not have sufficient other capital resources to implement the improvements. There can be no assurances that the Company will have the capital resources available which are necessary to implement the improvements or that, if implemented, the improvements will function effectively. The failure to implement the improvements or if the improvements are ineffective Information Systems could have a material adverse effect on the Company.

EMPLOYEES

         As of July 31, 1999, the Company had approximately 270 full time employees and 100 part time and temporary employees. None of the Company's employees is party to any collective bargaining agreement and the Company has never experienced a work stoppage. The Company considers its relations with its employees to be good.

FACTORS AFFECTING THE COMPANY'S BUSINESS AND PROSPECTS.

         There are many factors that affect the Company's business and the results of its operations, some of which are beyond the control of the Company. The following is a description of some of the important factors that may cause the actual results of the Company's operations in future periods to differ materially from those currently expected or desired.

         HISTORY OF LOSSES; POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. Since the formation of the Company in 1991, the Company has incurred losses for each full fiscal year. There can be no assurances that the Company will ever attain consistent profitability. Also, the Company is experiencing significant expenditures related to its recent introduction of Internet access service, its Information Systems improvements and its reorganization efforts and anticipates these expenditures will continue, possibly for an extended period of time.

         The Company's operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control, including general economic conditions, specific economic conditions in the telecommunications industry, the relationships with non-profit organizations, the effects of governmental regulation and regulatory changes, user demand, capital expenditures and other costs relating to the expansion of operations, the introduction of new services by the Company or its competitors, the mix of services sold, pricing changes and new service introductions by the Company and its competitors and prices charged by suppliers. For example, revenues decreased 9.6% for the first six months of 1999 compared to the first six months of 1998. The Company believes that this decrease was attributable to its reduced telemarketing efforts, which the Company has begun to increase, but there can be no assurance that such decline will not continue in the future. As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions that could have a material adverse effect on the Company.

         SUBSTANTIAL INDEBTEDNESS; NEED FOR ADDITIONAL CAPITAL. As of June 30, 1999, the Company had outstanding indebtedness (excluding current liabilities of $39.0 million) of $12.3 million, total assets of $28.1 million and a working capital deficit of $19.4 million. Since formation, the Company has experienced significant cash shortages and has had to raise equity through sale of securities and borrow money from various affiliates to fund its operations and continue as a going concern. As of June 30, 1999, notes payable of approximately $4.2 million had matured and had not been repaid. Additionally, the Company intends (i) to modify its current Information Systems and implement additional Information Systems to improve the flow of information related to the operations and to become year 2000 compliant, (ii) to incur other capital expenditures and reorganization expenses and (iii) to continue to pursue its Internet access service. The aggregate cost of implementation of these activities are not known at this time, but may exceed $6.0 million. The Company will need to raise additional capital from public or private equity or debt sources in order to finance these costs and its working capital needs, debt service obligations and contemplated capital expenditures. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then current shareholders would be reduced. There can be no assurance that the Company will be able to raise such capital on satisfactory terms or at all. In the event that the Company is unable to obtain such additional capital or is unable to obtain such additional capital on acceptable terms, the Company may be required to reduce the scope of its operations, which could have a material adverse effect on the Company.

         LIABILITIES FOR BREACH OF SECURITIES LAWS. Substantially all of the Company's sales of Common Stock and certain notes, other than sales to officers and directors of the Company, failed to comply with certain provisions of the federal and states' securities laws, including compliance with registration requirements and, possibly, compliance with anti-fraud provisions. The Company and two of its officers, after voluntarily presenting these facts to the Securities and Exchange Commission (the "Commission") in July 1996, consented in July 1998 to the entry of a cease and desist order from the Commission concerning violations of the federal securities laws. See Item 8 below for a more detailed description of these proceedings.

         The federal securities laws provide legal causes of action against the Company by persons buying the securities from the Company including action to rescind the sales. With respect to the offerings described above, the statutes of limitations relating to such actions appear to have expired for sales made by the Company more than three years ago. Substantially all of these sales were made by the Company more than three years ago. However, with respect to such sales, other causes of action may exist under federal law, including causes of action for which the statute of limitation may have not expired.

         While certain suits under the federal acts may be barred, similar laws in many of the states provide similar rights. The Company sold stock to persons in over forty states, and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. The statutes of limitations for these rights typically do not begin running until a purchaser discovers the violation of the law, and therefore in most instances, and depending on individual circumstances, the statute of limitations do not appear to limit those rights for most purchasers of securities from the Company. Also, depending on the law of the state and individual circumstances, monetary damages and other remedies may be granted for breach of state securities laws. Accordingly, the Company has a significant, material contingent liability under state securities laws for those sales of approximately $10.0 million at June 30, 1999. However, if the Company redeems any shares of Common Stock, the holders of such shares would no longer have a claim under state securities laws.

         Additionally, the Company may be liable for rescission or other remedies under states securities laws to the purchasers of the Hebron common stock because of the relationships of the two companies, creating an additional significant, material contingent liability to the Company of approximately $3.5 million at June 30, 1999. While the Company may have liability for rescission of the sales of the Hebron securities, the holders of Hebron securities will not have any damages under the rescission rights if Hebron successfully completes its currently proposed liquidation. See Item 7 below for a description of the Hebron transaction including its proposed liquidation. If the liquidation is completed as currently proposed, and the Company pays the notes in full, the Company anticipates that the Hebron shareholders would receive assets in the liquidation with a value greater than the value of their rescission rights.

         If purchasers of securities of either the Company or Hebron are successful in asserting any of the above-described claims, it could have a material adverse effect on the Company.

         DEPENDENCE ON RELATIONSHIPS WITH NON-PROFIT ORGANIZATIONS. Substantially all of the Company's revenues are derived from the members of the non-profit organizations with which it has relationships. The non-profit organizations receive a percentage, currently approximately 10%, of certain collected revenues generated from their members. The Company does not have long term written agreements with many of these non-profit organizations. Accordingly, a non-profit organization may have no legal obligation to maintain its relationship with the Company and there is nothing to ensure that compensation to the non-profit organizations will remain at current levels. There can be no assurances that the Company will be able to maintain its relationships with the non-profit organizations or establish relationships with new non-profit organizations. If one or more significant non-profit organizations chooses to sever its relationship with the Company or the rate of compensation to the non-profit organizations is changed, it could have a material adverse effect on the Company.

         COMPETITION. The telecommunications industry is highly competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants, such as AT&T, MCI WorldCom and Sprint. Many of the Company's competitors are significantly larger and have substantially greater financial, technical and marketing resources than the Company. The industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and high churn rates (customer turnover), as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company competes to a large extent on the basis of price and also on the basis of customer service and its ability to provide a variety of telecommunications services. The Company expects competition on the basis of price and service offerings to increase.

         In addition to these competitive factors, recent and pending deregulation may encourage new entrants. For example, as a result of federal legislation enacted in 1996, after fulfilling certain statutory requirements, RBOCs will be allowed to enter the long distance market, AT&T, MCI WorldCom and other long distance carriers are allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) are allowed to enter both the local service and long distance telecommunications markets. In addition, the FCC has reclassified AT&T as a "non-dominant" carrier, which substantially reduces the regulatory constraints on AT&T.

         DEPENDENCE ON MCI WORLDCOM. The Company does not own telecommunications transmission lines. Accordingly, substantially all telephone calls made by the Company's customers are transmitted over MCI WorldCom's network under an agreement with MCI WorldCom which is also a competitor of the Company. The Company's ability to maintain and expand its business is currently dependent upon whether the Company continues to maintain a favorable relationship with MCI WorldCom and whether MCI WorldCom remains a viable supplier to the Company. The deterioration or termination of the Company's relationship with MCI WorldCom or MCI WorldCom's failure to remain a viable supplier to the Company could have a material adverse effect on the Company.

         DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant degree upon the continued contributions of its management team, particularly Stephen D. Halliday, its President and Chief Executive Officer, and Tracy Freeny, its Chairman of the Board, and marketing, technical and sales personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. Competition for qualified employees and personnel in the telecommunications industry is intense and, from time to time, there is a limited number of persons with knowledge of and experience in particular sectors of the telecommunications industry. The Company's success also will depend on its ability to attract and retain qualified management, marketing and sales personnel. The process of locating such personnel with the combination of skills and attributes required to carry out the Company's strategies is often lengthy. There can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company.

         LACK OF RECORDS AND AMBIGUITIES. The Company over the first several years of its existence did not maintain complete records as to certain of its corporate activities. The Company, working with its auditors and legal counsel, has reconstructed certain records including minutes of meetings of its board of directors relating to the issuance of Common Stock and notes and approval of other acts and transactions of the Company. These minutes are based on certain records of the Company and upon affidavits of persons who served as directors during such earlier periods. To the extent, if any, that such reconstructed records fail to reflect shares of Common Stock issued and outstanding, dilution would occur to known existing shareholders. To the extent, if any, notes or other indebtedness are outstanding but not reflected in current records, the Company's net worth would be reduced.

         Certain records and documents that were maintained by the Company contain ambiguities which require interpretations of their meanings and contain provisions inconsistent with actions of the Company. See for example Note F to Notes to Consolidated Financial Statements concerning the secured nature of certain notes of the Company. Where records and documents of the Company are ambiguous, parties to such documents may interpret those records and documents in a manner contrary to the Company's interpretations which could affect the obligations and rights of the Company in an adverse manner.

         POTENTIAL ADVERSE EFFECTS OF REGULATION. The Telecommunications Act provides specific guidelines under which the RBOCs can provide long distance services, which will permit the RBOCs to compete with the Company in the provision of domestic and international long distance services. The legislation also opens all local service markets to competition from any entity (including, for example, long distance carriers, such as AT&T, cable television companies and utilities). Because the legislation opens the Company's markets to additional competition, particularly from the RBOCs, the Company's ability to compete may be adversely affected. Moreover, as a result of and to implement the legislation, certain federal and other governmental regulations will be adopted, amended or modified, and any such adoption, amendment or modification could have a material adverse effect on the Company.

         The FCC and relevant PUCs have the authority to regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's services are provided. Federal and state regulations and regulatory trends have had, and in the future are likely to have, both positive and negative effects on the Company and its ability to compete. In general, neither the FCC nor the relevant state PUCs currently regulate the Company's long distance rates or profit levels, but either or both may do so in the future. A move by the FCC toward lessened regulation has given AT&T, the largest long distance carrier in the U.S., increased pricing flexibility that has permitted it to compete more effectively with smaller long distance carriers, such as the Company. In addition, the commitments made by the U.S. government in the recently-completed WTO negotiations will make it easier for certain foreign-affiliated carriers to provide service in competition with the Company. There can be no assurance that changes in current or future Federal or state regulations or future judicial changes would not have a material adverse effect on the Company.

         In order to provide their services, long distance carriers, including the Company, must generally purchase "access" from LECs to originate calls from and terminate calls in the local exchange telephone networks. Access charges presently represent a significant portion of the Company's network costs in all areas in which it operates. Interstate access charges are regulated by the FCC while intrastate access charges are regulated by the relevant state PUCs. The FCC is currently considering how to reform its access charge rules. The access charge structure ultimately adopted by the FCC could have a material adverse effect on the Company, particularly if it imposes relatively greater costs on smaller carriers (such as the Company) compared to larger carriers (such as AT&T and MCI WorldCom).

         The Company currently competes with the RBOCs and other LECs such as GTE in the provision of "short haul" toll calls completed within a LATA. Subject to a number of conditions, the Telecommunications Act eliminated many of the restrictions which prohibited the RBOCs and GTE from providing long-haul, or inter-LATA toll service, and thus the Company will face additional competition. To complete long-haul and short-haul toll calls, the Company must purchase "access" from the LECs. The Company must generally price its toll services at levels equal to or below the retail rates established by the LECs for their own short-haul or long-haul toll rates. To the extent that the LECs are able to reduce the margin between the access costs to the Company and the retail toll prices charged by LECs, either by increasing access costs or lowering retail toll rates, or both, the Company will encounter adverse pricing and cost pressures in competing against LECs in both the short-haul and long-haul toll markets.

         DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS. The Company has determined that its current Information Systems are not sufficient. It has determined that the current Information Systems will need to be modified and supplemented to become year 2000 compliant and new Information Systems will need to be implemented in order for the Company to operate more effectively. The costs of the Information Systems improvements cannot be determined at this time, but it is anticipated to be approximately $3.5 to $4.0 million. If the proceeds of the Coast Loan are not available to fund this cost, the Company will not have sufficient capital resources to implement the improvements. There can be no assurances that the Company will have or, if necessary, be able to obtain the capital resources necessary to implement the improvements or that, if implemented, the improvements will function effectively. The failure to implement the improvements or the ineffectiveness of the improvements could have a material adverse effect on the Company.

         MINIMUM VOLUME COMMITMENTS AND SHORTFALLS. The Company has entered into a supply contract with MCI WorldCom for the long distance telecommunication services provided to its customers. To obtain favorable forward pricing from MCI WorldCom, the Company has committed to purchase certain minimum volumes of a variety of long distance services during the term of the contract. There can be no assurance that the Company will not incur shortfalls in the future or that it will be able to successfully renegotiate, or otherwise obtain relief from, its minimum volume commitments in the future. If future shortfalls occur, the Company may be required to make substantial payments without associated revenue from customers or MCI WorldCom may terminate service and commence formal action against the Company. Such payments are not presently contemplated in the Company's capital budgets and would have a material adverse effect on the Company.

         Because of the Company's commitments to purchase fixed volumes of use from MCI WorldCom at predetermined rates, the Company could be adversely affected if MCI WorldCom were to lower the rates it makes available to the Company's target market without a corresponding reduction in the Company's rates. Similarly, the Company could be adversely affected if MCI WorldCom fails to adjust its overall pricing, including prices to the Company, in response to price reductions of other major carriers. MCI WorldCom has agreed to review rates charged to the Company but the language of the agreement states that MCI WorldCom is not legally obligated to lower the rates charged to the Company.

         CUSTOMER ATTRITION. Customer attrition is a problem inherent in the long distance industry. The Company believes it experiences customer attrition at levels less than industry average, nevertheless; the Company's revenue is adversely affected by customer attrition. The customer attrition experienced by the Company is attributable to a variety of factors, including the Company's termination of customers for non-payment and the marketing and sales initiatives of the Company's competitors such as, among other things, national advertising campaigns, telemarketing programs and the use of cash or other incentives. There can be no assurances that this attrition will not increase from current levels. Failure to maintain customer attrition at or below current levels could have a material adverse effect on the Company.

         RAPID TECHNOLOGICAL CHANGE. The telecommunications industry is characterized by rapidly evolving technology. The Company believes that its success will increasingly depend on its ability to offer, on a timely basis, new services based on evolving technologies and industry standards.

There can be no assurance that the Company will have the ability or resources to develop the new services, that new technologies required for such services will be available to the Company on favorable terms or that such services and technologies will enjoy market acceptance. Further, there can be no assurance that the Company's competitors will not develop products or services that are technologically superior to those used by the Company or that achieve greater market acceptance. The development of any such superior technology by the Company's competitors, or the inability of the Company to successfully respond to such a development, could render the Company's existing products or services obsolete and could have a material adverse effect on the Company.

         DEPENDENCE UPON INTEGRITY OF CALL DATA RECORDS. The Company depends on the timeliness and accuracy of call data records provided to it by MCI WorldCom which supplies the Company with telecommunications services, and there can be no assurance that accurate information will consistently be provided on a timely basis. Failure of the Company to receive prompt and accurate call data records will impair the Company's ability to bill its customers on a timely basis. Such billing delays could impair the Company's ability to collect amounts owed by its customers. Due to the multitude of billing rates and discounts which suppliers must apply to the calls completed by the Company's customers, and due to routine logistical issues such as the addition or termination of customers, the Company regularly has disagreements with MCI WorldCom concerning the amounts invoiced for its customers' traffic. The Company pays MCI WorldCom according to its own calculation of the amounts owed as recorded on the computer tapes provided by MCI WorldCom. The Company's computations of amounts owed are frequently less than the amount shown on the MCI WorldCom's invoices. Accordingly, MCI WorldCom may consider the Company to be in arrears in its payments until the amount in dispute is resolved. Although these disputes have generally been resolved on terms favorable to the Company, there can be no assurance that this will continue to be the case. Future disputes which are not resolved favorably to the Company could have a material adverse effect on the Company.

         LACK OF RETURNS OF CAPITAL. From July 31, 1994 until December 31, 1997, the Company paid returns of capital on the shares of Common Stock and accrued amounts payable to Messrs. Freeny and Thompson. The Company does not anticipate paying any other returns of capital or cash dividends or distributions in the foreseeable future and anticipates that future earnings will be retained to repay outstanding indebtedness and to finance operations. Furthermore, the terms of the Coast Loan limit the payment of any returns of capital or other dividends or distributions to its shareholders.

         NO PUBLIC MARKET; ILLIQUIDITY. There is no established public trading market for the shares of Common Stock and the Company currently does not intend to seek inclusion of the shares of Common Stock in any established public trading market. As a result, a holder of shares of Common Stock will not easily be able to dispose of his shares of Common Stock. Further restricting liquidity of the Common Stock is a right of first refusal provided for in the bylaws of the Company in favor of the Company and certain stockholders with respect to any sales of Common Stock by its shareholders. There can be no assurances that an established public trading market will ever exist for the shares of Common Stock or that a shareholder will be able to dispose of his shares of Common Stock through any other methods.

         FORWARD-LOOKING STATEMENTS. Certain statements contained in this Form 10 are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions as of the date of this Form 10 that could prove to be inaccurate. When used in this Form 10, the words "anticipate", "believe", "estimate", "expect", "will", "could", "may" and similar expressions, as they relate to management or the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions, including those described in "The Company -- Risk Factors" herein. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein. The Company disclaims any obligation to update the forward-looking statements contained in this Form 10.

ITEM 2.   FINANCIAL INFORMATION

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA


         The historical financial data presented in the following table for and at the end of each of the four years in the five-year period ended December 31, 1998 are derived from the audited financial statements of the Company.

         The historical financial data presented in the following table for and at the end of the one-year period ended December 31, 1994 and at the end of the six month periods ended June 30, 1998 and 1999 are derived from the unaudited consolidated financial statements of the Company. In the opinion of management of the Company, such unaudited consolidated condensed financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the six months ended June 30, 1999 are not necessarily indicative of the results to be achieved for the full year.

         The historical financial data for the years ended December 31, 1995, 1996, 1997 and 1998 are derived from the audited consolidated financial statements of the Company. This information is not necessarily indicative of the company's future performance.

         The data presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                                                 SIX MONTHS ENDED
                                                                        YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                     -------------------------------------------------------   ---------------------
                                                        1994        1995       1996       1997        1998       1998        1999
                                                     -----------  --------   --------   --------    --------   ---------  ----------
                                                     (UNAUDITED)                                                   (UNAUDITED)
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:

Net Sales...........................................   $ 12,603   $ 59,313   $ 100,858  $ 113,351   $ 124,232   $ 62,652  $ 57,180
                                                       --------   --------   ---------  ---------   ---------   --------  --------

Operating expenses:
  Cost of telecommunication services................      7,701     35,088      48,748     44,711      48,787     24,138    25,198
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Cost of telecommunication services
      provided by related parties...................         --         --       4,685     13,529      14,736      7,554     1,469
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Selling, general and administrative...............      5,256     21,059      36,194     44,530      49,368     26,102    21,304
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Selling, general and administrative
      to related parties............................      1,028     11,222       9,977      5,893       6,805      3,390        --
                                                       --------   --------   ---------  ---------   ---------   --------  --------

  Depreciation and amortization.....................         92        375         593        683       2,102        743     1,771
                                                       --------   --------   ---------  ---------   ---------   --------  --------
      Total operating expenses......................     14,077     67,744     100,197    109,346     121,798     61,927    49,742
                                                       --------   --------   ---------  ---------   ---------   --------  --------



Operating income (loss).............................     (1,474)    (8,431)        661      4,005       2,434        725     7,438
                                                       --------   --------   ---------  ---------   ---------   --------  --------
Other income and (expense):
  Interest expense and other financing charges......       (229)      (441)     (1,536)    (3,245)     (4,993)    (2,373)   (2,620)
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Interest expense and other financing charges
      incurred to related parties...................        (86)       (42)       (297)      (924)       (974)      (600)       --
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Loss on loans and other receivables...............         --         --        (200)        --        (552)        --        --
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Impairment loss on asset held for disposal........         --         --          --         --        (215)        --        --
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Equity in income (losses) of affiliates...........        (28)       135          28        (99)         41         41        --
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Other income......................................          6        111          86         14          59         32       202
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Income (loss) before income tax (benefit).........     (1,811)    (8,668)     (1,258)      (249)     (4,200)    (2,175)    5,020
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Income tax expense (benefit)......................     (1,202)    (3,371)       (396)        92        (643)      (656)    2,219
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Net income (loss).................................   $   (609)  $ (5,297)  $    (862) $    (341)  $  (3,557)  $ (1,519) $  2,801
                                                       --------   --------   ---------  ---------   ---------   --------  --------

Earnings (loss) per share :
  Basic.............................................   $  (1.22)  $  (9.75)  $   (3.79) $   (1.01)  $   (4.22)  $  (2.07) $   3.52
                                                       --------   --------   ---------  ---------   ---------   --------  --------

  Diluted...........................................   $  (1.22)  $  (9.75)  $   (3.79) $   (1.01)  $   (4.33)  $  (2.07) $   3.42
                                                       --------   --------   ---------  ---------   ---------   --------  --------

CASH FLOWS:
  Operating activities..............................   $ (1,289)  $ (5,014)  $   1,489  $  (1,624)  $   8,772   $  1,619  $ (7,753)
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Investing activities..............................     (1,867)      (618)       (294)      (922)       (148)       (99)       11
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Financing activities..............................      6,362      2,815        (967)     2,008      (8,004)    (1,518)    8,609
                                                       --------   --------   ---------  ---------   ---------   --------  --------

BALANCE SHEET DATA:
  Total assets......................................   $ 10,244   $ 18,654   $  20,961  $  24,554   $  21,259   $ 27,581  $ 28,122
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Working capital (deficit).........................      2,570     (6,592)    (18,321)   (20,811)    (23,590)   (21,222)  (19,357)
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Total long-term debt..............................      8,717     14,217       5,494      9,062      10,244      9,490    12,267
                                                       --------   --------   ---------  ---------   ---------   --------  --------
  Total stockholder's deficit(1)....................     (2,574)   (13,360)    (16,827)   (22,612)    (25,971)   (24,252)  (23,157)
                                                       --------   --------   ---------  ---------   ---------   --------  --------


OTHER FINANCIAL DATA:
  EBITDA (2)........................................   $ (1,382)  $ (8,056)  $   1,254  $   4,688   $   4,536   $  1,468  $  9,209
                                                       --------   --------   ---------  ---------   ---------   --------  --------

----------------------

 (1)     Dividends were declared through December 31, 1997. See "Dividend
         Policy."

 (2) EBITDA represents operating income (loss) before depreciation and amortization. EBITDA is frequently used by securities analysts and is presented herein to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

          AMERIVISION COMMUNICATIONS, INC. MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Company provides domestic long distance and other telecommunications services, primarily to residential users. Since its formation in 1991, the Company's annual long distance telephone volume has grown from approximately $1.0 million in net sales in 1991 to over $124.0 million in net sales in 1998. Substantially all of this growth is attributable to the increase in the Company's subscriber base. The Company's subscriber base has increased from approximately 30,000 subscribers at the beginning of 1994 to approximately 620,000 subscribers at the end of July 1999. The Company does not, however, expect its revenues or subscriber base to continue to grow at this rate in the future.

         The growth in the Company's long distance revenues and customer base is attributable to the Company's marketing efforts. The Company entered into agreements or made strategic alliances with various non-profit organizations. From the first quarter of 1993 through the middle of 1996, the Company relied almost exclusively on the telemarketing efforts of VisionQuest a related entity in which the Company owned an equity interest, to solicit and acquire new long distance customers. The non-profit organizations would provide the Company and VisionQuest with its membership rosters, and VisionQuest would direct its telemarketing services to those individuals. The Company has decreased the use of telemarketing for its marketing efforts and began, in the middle of 1996, to increase its own marketing related efforts through direct mail, television and radio advertising, including sponsorship of various radio and television programs for the organizations whose members subscribe to the Company's long distance services. These marketing efforts as well as telemarketing are currently being utilized by the Company to solicit and acquire new long distance customers.

         Sales commissions are paid to both employees and independent contractors. Salespersons earn commissions based upon a percentage of the commissionable, billable traffic generated by the non-profit organizations for which the salesperson has been assigned. The total sales commission for each non-profit organization is approximately 5.0%. This payment is generally split among several people, including the outside salesperson that is the primary contact with the non-profit organization and the inside salesperson that is responsible for working with the outside salesperson in servicing the accounts. Although the Company has over 215 salespersons and employees who receive commissions, approximately 58.0%, 55.0%, 59.0% and 55.0% of total commissions were earned by the top 10 salespersons in 1996, 1997, 1998 and for the six months ended June 30, 1999, respectively.

         In 1996, the Federal Communications Commission adopted regulations implementing the Telecommunications Act enacted that year. To support universal service, carriers are required to contribute certain percentages of their annual gross receipts to fund the High Cost Fund, the Schools and Libraries Fund, and the Low Income Fund. The FCC has allowed carriers to offset these charges by passing them through to their customers. In addition, the FCC adopted a Primary Interexchange Carrier Charge ("PICC") to allow LECs to recover through non-usage-sensitive charges certain costs associated with long distance carriers having access to LEC networks. The FCC has also allowed the long distance carriers to offset these amounts by passing these charges on to their customers.

         The Company bills its customers under several different methods. Some customers receive their long distance bills directly from the Company. The Company also has billing and collection agreements with several of the RBOCs. Customers who are billed through the RBOCs receive their long distance phone bill with their local phone bill from the RBOC. The Company also utilizes two third party billing and collection services for customer billings through other
LECs or RBOCs with whom the Company does not have a separate billing and collection agreement.

         Although the Company does not own or operate its own long distance network, effective February 1, 1999 the Company began operating the switching assets and related personnel of Hebron, which includes telecommunications switches in Oklahoma City and Chicago. The Company plans to purchase the switches later this year under terms of an asset purchase agreement with Hebron. This will allow the Company to originate and terminate certain long distance calls. MCI WorldCom carries the majority of the Company's long distance traffic. The Company pays its carriers based on the type of calls, time of certain calls, duration of calls, the terminating phone numbers, and the terms of the Company's contract in effect at the time of the calls. In addition to residential long distance service, the Company also offers its customers other telecommunication services such as paging, Internet access services, calling cards, prepaid phone cards and toll-free service.

         The Company rebates a percentage, approximately 10.0%, of the customer's gross billings to a non-profit organization selected by the customer but approved by the Company. Gross billings include all revenues, except international long distance calls.

         Beginning in the fourth quarter of 1996, the Company began offering a "Non-Profit Organization Bonus Sign-Up" program in certain instances. During the years ended December 31, 1996, 1997, 1998 and for the six months ended June 30, 1999 total bonus sign up expense was $132,000, $311,000 $283,000 and
$42,000, respectively.

         Selling, general and administrative expenses include billing fees charged by LECs and other third party billing and collection companies, bad debts, commissions to salespersons, advertising and telemarketing expenses, customer service and support, and other general overhead expenses.

         Interest expense includes the cost of financing the Company's accounts receivables and loans from individuals.

         The Company has recognized a net deferred tax for the tax effects of temporary differences and net operating loss carryforwards, to the extent that the Company has determined that it is more likely than not that it will realize those tax benefits.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

         The following table sets forth for the six-month periods indicated the percentage of net sales represented by certain items in the Company's statements of operations:

                                                           Six Months Ended June 30,
                                                           -------------------------
                                                             1998             1999
                                                           --------         --------

Net sales                                                     100.0%           100.0%
                                                           --------         --------

Operating expenses:
     Cost of telecommunication services                        50.6%            46.6%
                                                           --------         --------
     Selling, general and administrative expenses              47.1%            37.3%
                                                           --------         --------
     Depreciation and amortization expense                      1.2%             3.1%
                                                           --------         --------
          Total operating expenses                             98.9%            87.0%
                                                           --------         --------

Income from operations                                          1.1%            13.0%
                                                           --------         --------

Interest expense                                               (4.7)%           (4.6)%
                                                           --------         --------

Other income                                                    0.1%             0.4%
                                                           --------         --------

Income (loss) before income tax (benefit)                      (3.5)             8.8%
                                                           --------         --------

Income tax expense (benefit)                                   (1.1)%            3.9%
                                                           --------         --------

Net income (loss)                                              (2.4)%            4.9%
                                                           --------         --------

         Net Sales: Net sales decreased 9.6% to $57.2 million for the six months ended June 30, 1999 from $62.7 million for the six months ended June 30, 1998. This decrease was the result of a decrease in total minutes of traffic, resulting from reduced marketing efforts during the six months ended June 30, 1999 and a reduction in minutes under certain rate plans, which are billed at a higher per minute rate. Total billable minutes were approximately 310.4 million minutes for the six months ended June 30, 1999 compared to 324.8 million minutes for the six months ended June 30, 1998, a decrease of 4.4%.

         The Company believes it is more cost effective to bill its residential customers who have smaller than average phone bills through the LECs as opposed to billing them directly. As a result, a greater percentage of customers who are billed directly by the Company are the commercial customers or residential customers who generate larger than average monthly phone bills. In 1997, the Company began billing a larger percentage of its customers through the LECs and other billing and collection services. Approximately 78.0% of net sales were billed through the LECs or other billing and collection services for the six months ended June 30, 1999, compared to 73.0% for the six months ended June 30, 1998. Customers receiving their bills directly from the Company were approximately 22.0% for the six months ended June 30, 1999 compared to 27.0% for the same period in 1998.

         Cost Of Telecommunication Services: The Company's cost of sales are variable costs based on amounts paid by the Company to its providers for its customers' long distance usage, as well as the amounts paid to providers for customer service and support. For the six months ended June 30, 1999, the Company's overall cost per minute decreased slightly compared to the six months ended June 30, 1998. During the six months ended June 30, 1999 and 1998, the amounts and relative percentage of net sales to each of its providers was as follows:

                                             Six Months Ended June 30,
                             -----------------------------------------------------------
                                         1998                            1999
                             ---------------------------     ---------------------------
                               Amount       Percentage of       Amount      Percentage of
                              (000's)         Net Sales        (000's)        Net Sales
                             ----------     -------------    ----------     -------------
MCI WorldCom                 $   21,071             33.6%    $   16,224             28.3%
                             ----------       ----------     ----------       ----------
Hebron                            7,554             12.1%         1,469              2.6%
                             ----------       ----------     ----------       ----------
Switched Operations                  --               --          5,183              9.1%
                             ----------       ----------     ----------       ----------
PICC/USF Fees                     3,067              4.9%         3,791              6.6%
                             ----------       ----------     ----------       ----------
   Totals                    $   31,692             50.6%    $   26,667             46.6%
                             ----------       ----------     ----------       ----------

         MCI WorldCom: The Company's overall percentage usage of MCI WorldCom decreased as a result of the Company beginning to operate, effective February 1, 1999 the switches previously operated by Hebron. The Company plans to purchase the switches later this year under terms of an asset purchase agreement with Hebron. For the six months ended June 30, 1999, total minutes of usage from MCI WorldCom were approximately 230.5 million minutes compared to approximately 270.1 million minutes for the same period in 1998, a decrease of 14.7% resulting from the switch purchase.

         Hebron: The decrease in cost of sales to Hebron is attributable to the decreased minutes of usage, from approximately 20.4 million minutes for the six months ended June 30, 1999 compared to 100.3 million minutes for the six months ended June 30, 1998. The decrease of 79.7% results from the Company assuming operation of the switches. The cost per minute of usage decreased for the six months ended June 30, 1999 compared to the six months ended June 30, 1998. This decrease was primarily attributable to a rate reduction provided by Hebron to match rates with MCI WorldCom during 1998.

         Switched Operations: Effective February 1, 1999 the Company began operating the switching assets and related personnel of Hebron, which includes telecommunications switches in Oklahoma City and Chicago. The total minutes of usage for switched operations for the six months ended June 30, 1999 were 100 million minutes.

         PICC/USF Fees: These expenses increased for the six months ended June 30, 1999 compared to the same period in 1998 because the collection of these fees was implemented in 1998, and many carriers and LEC's did not bill in the first month or so of 1998.

         Selling, General and Administrative Expenses: The significant components of selling, general and administrative expenses include the following:

                                                             Six Months Ended June 30,
                                             -----------------------------------------------------------
                                                         1998                            1999
                                             ---------------------------     ---------------------------
                                               Amount       Percentage of       Amount      Percentage of
                                              (000's)         Net Sales        (000's)        Net Sales
                                             ----------     -------------    ----------     -------------
Billing fees and charges                     $    6,563             10.5%    $    4,358              7.6%
                                             ----------       ----------     ----------       ----------
Advertising expense                               2,632              4.2%         1,826              3.2%
                                             ----------       ----------     ----------       ----------
Other general and administrative                 10,954             17.5%        10,663             18.7%
                                             ----------       ----------     ----------       ----------
Related party telemarketing expense               3,390              5.4%            --               --
                                             ----------       ----------     ----------       ----------
Rebates to non-profit organizations               5,953              9.5%         4,457              7.8%
                                             ----------       ----------     ----------       ----------
   Totals                                    $   29,492             47.1%    $   21,304             37.3%
                                             ----------       ----------     ----------       ----------

         Billing Fees and Charges: Billing fees and charges include the contractual billing fees and bad debts charged by LEC's and other third party billing companies. During 1998, in an effort to improve the timing of cash flows, the Company utilized the third party billing and collection services of Billing Information Concepts ("BIC") and Hold Billing Services ("Hold") for a percentage of its billings. However, the Company has increased its direct billings during 1999. Total billings processed through BIC and Hold were approximately 30.0% of net sales for the six months ended June 30, 1999 compared to 38.0% of net sales for the six months ended June 30, 1998. Applicable billing charges from BIC and Hold were approximately 3.1% and 14.7% of net sales for the six months ended June 30, 1999 and 1998, respectively.

         Advertising Expense: Advertising expenses decreased 30.6% to $1.8 million for the six months ended June 30, 1999 compared to $2.6 million for the six months ended June 30, 1998 due to the Company curtailing its advertising expenses. The Company utilizes direct mail, radio, television and other forms of advertising to acquire new customers.

         Other General and Administrative Expense: Other general and administrative expenses decreased by approximately 2.7 % for the six months ended June 30, 1999 as compared to the same period in 1998 due to reductions in commissions to salespersons.

         Telemarketing Expense to Related Party: The Company incurred no related party telemarketing expense during the six months ended June 30, 1999 compared to $3.4 million for the six months ended June 30, 1998. This decrease was partially due from moving telemarketing from utilization of VisionQuest to being conducted by the Company and partially due to reduced telemarketing activity. During the six months ended June 30, 1998, reimbursement of 100% of corporate overhead expenses incurred by VisionQuest were approximately $1.3 million, representing 2.1% of net sales

         Rebates to Non-Profit Organizations: During the six months ended June 30, 1999, rebates to non-profit organizations decreased by approximately 25.1% to $4.5 million compared to $6.0 million for the same period in 1998. The majority of the decrease is due to a 4% bad debt factor utilized to reduce the commissionable revenues and a decrease in additional discretionary commission amounts, set by management to maintain a more constant rebate amount to the non-profit organizations. As of June 30, 1999, the Company was affiliated with approximately 35,000 organizations for its rebate program, compared to approximately 31,000 organizations as of June 30, 1998. For the six months ended June 30, 1999 and 1998, approximately 41.0% and 33.5%, respectively, of total rebates were paid to the top ten organizations.

         Depreciation and Amortization: Depreciation and amortization expense increased 138% to $1.8 million for the six months ended June 30, 1999 compared to $743,000 for the same period in 1998. This increase is attributable to an increase in the value of the Company's property and equipment primarily due to recording the purchase of switch and Internet equipment associated with the Hebron transaction.

         Interest Expense and Other Finance Charges: Interest expense decreased 11.9% to $2.6 million for the six months ended June 30, 1999 compared to $3.0 million for the same period in 1998. This decrease is attributable to an increase in borrowings related to the Company's credit facility partially offset by a decrease in the average applicable interest rates for the six months ended June 30, 1999 as compared to same earlier period.

         Other Income (Expense): For the six months ended June 30, 1999, interest income and rental income decreased to $20,000 compared to $73,000 for the same period in 1998. This decrease is due to a reduction in interest income principally as a result of certain notes being retired during 1998 and due to the elimination of the Company's equity in income from VisionQuest.

         Income Tax Expense (Benefit): For the six months ended June 30, 1999 the Company recorded a deferred income tax expense of approximately $2.2 million, and for the same period in 1998, the Company recorded a deferred income tax benefit of approximately $656,000. The income tax benefits recognized in the financial statements consist primarily of the deferred tax effects of the temporary differences between the financial and tax bases of assets and liabilities, and net operating loss carryforwards. The Company believes that it will realize the tax benefits of net operating loss carryforwards within the period allowed under Federal tax laws (15 years).

         Net Income (Loss): During the six months ended June 30, 1999, the Company reported net income of $2.8 million compared to a net loss of $1.5 million for the six months ended June 30, 1998.


               STATEMENTS OF OPERATIONS DATA FOR THE YEARS ENDED
                       DECEMBER 31, 1996, 1997 AND 1998:

         The following table sets forth for the years indicated the percentage of net sales represented by certain items in the Company's statements of operations:

                                                                      Years Ended December 31,
                                                           --------------------------------------------
                                                               1996             1997            1998
                                                           ----------       ----------       ----------

Net sales                                                       100.0%           100.0%           100.0%
                                                           ----------       ----------       ----------

Operating expenses:
     Cost of telecommunication services                          53.0%            51.4%            51.1%
                                                           ----------       ----------       ----------
     Selling, general and administrative expenses                45.8%            44.5%            45.2%
                                                           ----------       ----------       ----------
     Depreciation and amortization expense                        0.5%             0.6%             1.7%
                                                           ----------       ----------       ----------
          Total operating expenses                               99.3%            96.5%            98.0%
                                                           ----------       ----------       ----------

Income from operations                                            0.7%             3.5%             2.0%
                                                           ----------       ----------       ----------

Interest expense                                                 (1.9)%           (3.7)%           (4.8)%
                                                           ----------       ----------       ----------

Other expense                                                      --%              --%            (0.6)%
                                                           ----------       ----------       ----------

Loss before income tax (benefit)                                 (1.2)%           (0.2)%           (3.4)%
                                                           ----------       ----------       ----------

Income tax expense (benefit)                                     (0.3)%            0.1%            (0.5)%
                                                           ----------       ----------       ----------

Net loss                                                         (0.9)%           (0.3)%           (2.9)%
                                                           ----------       ----------       ----------

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         Net Sales: Net sales increased 9.6% to $124.2 million in 1998 compared to $113.4 million in 1997. This increase was the result of PICC and USF revenues in the amount of $10.1 million, which began in 1998 and an increase in billable minutes and the customer base. Total billable minutes were approximately 635 million minutes in 1998 compared to 616 million minutes in 1997, an increase of 3.1%.

         The Company believes it is more cost effective to bill its residential customers who have smaller than average phone bills through the LECs as opposed to billing them directly. As a result, a greater percentage of customers who are billed directly by the Company are the commercial customers or residential customers who generate larger than average monthly phone bills. In 1997, the Company began billing a larger percentage of its customers through the LECs and other billing and collection services. Approximately 77.0% of net sales were billed through the LECs or other billing and collection services in 1998, compared to 73.0% in 1997. Customers receiving their bills directly from the Company were approximately 23.0% in 1998 compared to 27.0% in 1997.

         Cost Of Telecommunication Services: The Company's cost of sales are variable costs based on amounts paid by the Company to its providers for its customers' long distance usage. For the year ended December 31, 1998, the Company's overall cost per minute as compared to 1997 decreased by 8%. During the years ended December 31, 1998 and 1997, the amounts and relative percentage of net sales to each of its providers was as follows:

                                        Years Ended December 31,
                       -----------------------------------------------------------
                                   1997                            1998
                       ---------------------------     ---------------------------
                         Amount        Percentage of     Amount        Percentage of
                        (000's)          Net Sales      (000's)          Net Sales
                       ----------      -------------   ----------      -------------
MCI WorldCom           $   44,711             39.5%    $   41,650             33.5%
                       ----------       ----------     ----------       ----------
Hebron                     13,529             11.9%        14,736             11.9%
                       ----------       ----------     ----------       ----------
PICC/USF Fees                  --               --          7,137              5.7%
                       ----------       ----------     ----------       ----------
   Totals              $   58,240             51.4%    $   63,523             51.1%
                       ----------       ----------     ----------       ----------

         MCI WorldCom: The Company's overall percentage usage of MCI WorldCom declined as a result of the Company directing a larger percentage of its traffic to Hebron in 1998. During 1998 and 1997, total minutes of usage from MCI WorldCom were approximately the same at 536 million minutes. In June 1997, the Company received approximately a $0.01 per minute rate reduction on its regular, interstate traffic from MCI WorldCom.

         Hebron: In March 1997, Hebron began providing the Company with telecommunications services through its Chicago switch as well as its Oklahoma City switch. The cost of sales to Hebron remained constant while minutes of usage increased to 208 million minutes in 1998 compared to 175 million minutes in 1997, an increase of 18.9%. The cost per minute decreased and was primarily attributable to a $1.1 million rate reduction provided by Hebron during 1998 to match rates charged by MCI WorldCom.

         PICC/USF Fees: This program for collection of fees was implemented in 1998.

         Selling, General and Administrative Expenses: The significant components of selling, general and administrative expenses include the following:

                                                               Years Ended December 31,
                                             -----------------------------------------------------------
                                                         1997                            1998
                                             ---------------------------     ---------------------------
                                               Amount       Percentage of       Amount      Percentage of
                                              (000's)         Net Sales        (000's)        Net Sales
                                             ----------     -------------    ----------     -------------
Billing fees and charges                     $   10,347              9.1%    $   12,580             10.1%
                                             ----------       ----------     ----------       ----------
Advertising expense                               4,115              3.6%         5,107              4.1%
                                             ----------       ----------     ----------       ----------
Other general and administrative                 18,536             16.4%        20,923             16.8%
                                             ----------       ----------     ----------       ----------
Related party telemarketing expense               5,894              5.2%         6,805              5.5%
                                             ----------       ----------     ----------       ----------
Rebates to non-profit organizations              11,531             10.2%        10,758              8.7%
                                             ----------       ----------     ----------       ----------
   Totals                                    $   50,423             44.5%    $   56,173             45.2%
                                             ----------       ----------     ----------       ----------

         Billing Fees and Charges: Billing fees and charges include the contractual billing fees and bad debts charged by LECs and other third party billing companies. During 1998, the Company decreased its utilization of third party billing and collection services of Zero Plus Dialing ("ZPDI") and Hold for a percentage of its billings as compared to 1997. Total billings processed through ZPDI and Hold decreased to approximately 35.0% of net sales in 1998 compared to 40.0% of net sales in 1997. Applicable billing charges from ZPDI and Hold were approximately 4.6% and 7.0% of net sales in 1998 and 1997, respectively.

         Advertising Expense: Advertising expense increased significantly in 1998 to $5.1 million, compared to $4.1 million in 1997, an increase of 24.0% due to increased marketing efforts, including direct mail, radio, television and other forms of advertising.

         Other General and Administrative Expense: Other general and administrative expenses increased by approximately 13.0% during 1998 compared to 1997 due to increased fees for professional and other services, with some offset in reductions in commissions to salespersons.

         Telemarketing Expense to Related Party: The Company's telemarketing expense increased during 1998, as the Company paid VisionQuest its direct cost spent for telemarketing projects, plus reimbursement of 100% of corporate overhead incurred by VisionQuest. In 1997, telemarketing expenses included reimbursement of a portion of the overhead costs incurred by VisionQuest in connection with its telemarketing activities for the Company. During 1997, total telemarketing expense was reduced by $670,000, as VisionQuest agreed to reimburse that amount to the Company, in the form of a note. During 1998 and 1997, corporate overhead expenses incurred by VisionQuest were approximately $4.7 million and $900,000, respectively, representing 3.8% and 0.8% of net sales, respectively

         Rebates to Non-Profit Organizations: During 1998, rebates to non-profit organizations decreased by approximately 7.0%, to $10.8 million in 1998 compared to $11.5 million in 1997. The majority of the decrease is due to an increase in the bad debt factor utilized to reduce the commissionable revenues and a decrease in additional discretionary commission amounts, set by management to maintain a more constant rebate amount to the non-profit organizations. At the end of 1998, the Company was affiliated with approximately 35,000 organizations for its rebate program, compared to approximately 31,000 organizations at the end of 1997. For 1998 and 1997, approximately 42.0% and 44.0%, respectively, of total rebates were paid to the top ten organizations.

         Depreciation and Amortization: Depreciation and amortization expense increased 208% to $2.1 million in 1998 compared to $683,000 in 1997. This increase is attributable to the amortization of a not to compete covenant contained in Carl Thompson's separation agreement.

         Interest Expense and Other Finance Charges: Interest expense and other finance charges increased to $6.0 million in 1998 compared to $4.2 million in 1997. The primary reasons for the increase were the Company's increased use of debt financing and an increase in the Company's use of working capital line of credit agreements to finance its accounts receivable during 1997.

         Other Income (Expense): Interest income and rental income increased to $59,000 during 1998 compared to $14,000 in 1997, principally as a result of the Company having more cash to invest and an increase in interest income on certain notes offset by less space available for rental purposes in a building formerly owned by the Company. The Company's equity in income and in the net loss incurred by VisionQuest in 1998 and 1997 was approximately $41,000 and $99,000, respectively.

         Income Tax Expense (Benefit): In 1998 the Company recorded a deferred income tax benefit of approximately $643,000, and in 1997, the Company recorded a deferred income tax expense of approximately $92,000. The income tax benefits recognized in the financial statements consist primarily of the deferred tax effects of the temporary differences between the financial and tax bases of assets and liabilities, and net operating loss carryforwards. The Company believes that it will realize the tax benefits of net operating loss carryforwards within the period allowed under Federal tax laws (15 years).

         Net Income (Loss): During the years ended December 31, 1998 and 1997, the Company incurred a net loss of $3.6 million and $341,000, respectively.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

         Net Sales: Net sales increased 12.4% to $113.4 million in 1997 compared to $100.9 million in 1996. This increase was the result of an increase in the customer base and billable minutes. Total billable minutes were approximately 616 million minutes in 1997 compared to 563 million minutes in 1996, an increase of 9.4%.

         The Company believes it is more cost effective to bill its residential customers who have smaller than average phone bills through the LECs as opposed to billing them directly. As a result, a greater percentage of customers who are billed directly by the Company are the commercial customers or residential customers who generate larger than average monthly phone bills. In 1997, the Company began billing a larger percentage of its customers through the LECs and other billing and collection services. Approximately 73.0% of net sales were billed through the LECs or other billing and collection services in 1997, compared to 55.0% in 1996. Customers receiving their bills directly from the Company were approximately 27.0% in 1997 compared to 45.0% in 1996.

         Cost Of Telecommunication Services: The Company's cost of sales are variable costs based on amounts paid by the Company to its providers for its customers' long distance usage. For the year ended December 31, 1997, the Company's overall cost per minute as compared to 1996 decreased by 3.6%. During the years ended December 31, 1997 and 1996, the amounts and relative percentage of net sales to each of its providers were as follows:

                                         Years Ended December 31,
                      -----------------------------------------------------------
                                  1996                            1997
                      ---------------------------     ---------------------------
                        Amount        Percentage of     Amount        Percentage of
                       (000's)          Net Sales      (000's)          Net Sales
                      ----------       ----------     ----------       ----------
                      ----------       ----------     ----------       ----------
MCI WorldCom          $   48,748             48.3%    $   44,711             39.5%
                      ----------       ----------     ----------       ----------
Hebron                     4,685              4.7%        13,529             11.9%
                      ----------       ----------     ----------       ----------
   Totals             $   53,433             53.0%    $   58,240             51.4%
                      ----------       ----------     ----------       ----------

         MCI WorldCom: The Company's overall usage of MCI WorldCom declined as a result of the Company using Hebron for a larger percentage of its traffic. During 1997, total minutes of usage from MCI WorldCom were approximately 536 million minutes compared to 566 million minutes in 1996, a decline of 5.3%. In June 1997, the Company received approximately a $0.01 per minute rate reduction on its regular, interstate traffic from MCI WorldCom. In 1996, the Company recognized a $1.2 million credit from MCI WorldCom, as a result of backlog and processing disputes, which had accumulated over an extended period.

         Hebron: Hebron began providing the Company with telecommunications services in 1996 through its Oklahoma City switch. Additionally, in March 1997, Hebron began providing the Company with telecommunications services through its Chicago switch. The increase in cost of sales to Hebron is attributable primarily due to increased minutes of usage to 175 million minutes in 1997, compared to 84 million minutes in 1996, an increase of 108.0%.

         Selling, General and Administrative Expenses: The significant components of selling, general and administrative expenses include the following:

                                                                Years Ended December 31,
                                             -----------------------------------------------------------
                                                        1996                             1997
                                             ---------------------------     ---------------------------
                                               Amount       Percentage of       Amount      Percentage of
                                              (000's)         Net Sales        (000's)        Net Sales
                                             ----------       ----------     ----------       ----------
Billing fees and charges                     $    6,591              6.5%    $   10,347              9.1%
                                             ----------       ----------     ----------       ----------
Advertising expense                               2,659              2.6%         4,115              3.6%
                                             ----------       ----------     ----------       ----------
Other general and administrative                 17,103             17.0%        18,536             16.4%
                                             ----------       ----------     ----------       ----------
Related party telemarketing expense               9,977              9.9%         5,894              5.2%
                                             ----------       ----------     ----------       ----------
Rebates to non-profit organizations               9,841              9.8%        11,531             10.2%
                                             ----------       ----------     ----------       ----------
   Totals                                    $   46,171             45.8%    $   50,423             44.5%
                                             ----------       ----------     ----------       ----------

         Billing Fees and Charges: Billing fees and charges include the contractual billing fees and bad debts charged by LECs and other third party billing companies. During 1997, in an effort to improve the timing of cash flows, the Company utilized the third party billing and collection services of ZPDI and Hold Billing Services for a greater percentage of its billings as compared to 1996. Total billings processed through ZPDI and Hold were approximately 40.0% of net sales in 1997 compared to 27.0% of net sales in 1996. Applicable billing charges from ZPDI and Hold were approximately 7.0% and 5.0% of net sales in 1997 and 1996, respectively.

         Advertising Expense: Advertising expense increased significantly in 1997 to $4.1 million compared to $2.7 million in 1996, an increase of 54.8%. Prior to 1996, substantially all of the Company's marketing efforts was through VisionQuest. However, in the second quarter of 1996, the Company, in addition to utilizing VisionQuest, began to increase its own marketing related efforts through direct mail, radio, television and other forms of advertising to acquire new customers.

         Other General and Administrative Expense: Other general and administrative expenses increased by approximately 8.4% during 1997 compared to 1996.

         Telemarketing Expense to Related Party: The Company's telemarketing expense consists of the costs of commissions and other corporate overhead expenses incurred by VisionQuest in connection with the Company's telemarketing activities. During 1997 and 1996, corporate overhead expenses incurred by VisionQuest were approximately $900,000 and $2.3 million, respectively, representing 0.8% and 2.3% of net sales, respectively. In 1997, telemarketing expenses included reimbursement of a portion of the overhead costs incurred by VisionQuest in connection with its telemarketing activities for the Company. In 1996, telemarketing expenses consisted primarily of a 3.0% commission paid to VisionQuest on commissionable long distance traffic generated by VisionQuest, which was discontinued at the end of 1996.

         Rebates to Non-Profit Organizations: During 1997, rebates to non-profit organizations increased by approximately 17.0% to $11.5 million in 1997 compared to $9.8 million in 1996. The majority of the increase is due to an increase in net sales and commissionable traffic. At the end of 1997, the Company was affiliated with approximately 31,000 organizations for its rebate program, compared to approximately 27,000 organizations at the end of 1996. For 1997 and 1996, approximately 44.0% and 43.0%, respectively, of total rebates were paid to the top ten organizations.

         Depreciation and Amortization: Depreciation and amortization expense remained fairly constant at $683,000 in 1997 compared to $593,000 in 1996.

         Interest Expense and Other Finance Charges: Interest expense and other finance charges increased to $4.2 million in 1997 compared to $1.8 million in 1996. The primary reasons for the increase were the Company's increased use of debt financing which began in 1996 and continued throughout all of 1997, and an increase in the Company's use of working capital line of credit agreements to finance its accounts receivable during 1997.

         Other Income (Expense): Interest income and rental income decreased to $14,000 in 1997 compared to $86,000 in 1996, principally as a result of the Company having less cash to invest and less space available for rental purposes. The Company's equity in the net loss incurred by VisionQuest in 1997 was approximately $99,000. In 1996, the Company's equity in VisionQuest's net income was approximately $18,000. The Company also recovered $10,000 in 1996, from its investment in Switchless Reseller Services ("SRS") which had been written off in 1995.

         Income Tax Expense (Benefit): In 1997, the Company recorded a deferred income tax expense of approximately $92,000 and in 1996, the Company recorded a deferred income tax benefit of approximately $396,000. The income tax benefits recognized in the financial statements consist primarily of the deferred tax effects of the temporary differences between the financial and tax bases of assets and liabilities, and net operating loss carryforwards. The Company believes that it will realize the tax benefits of net operating loss carryforwards within the period allowed under Federal tax laws (15 years).

         Net Income (Loss): During the years ended December 31, 1997 and 1996, the Company incurred a net loss of $341,000 and $862,000, respectively.

FINANCIAL CONDITION AND LIQUIDITY

         Net cash provided by operations for 1996 was $1,489,000, compared to net cash used in operations of $1,624,000 in 1997, and net cash provided by operations of $8,772,000 in 1998. The increase in cash flow from operations was primarily attributable to the timing of collections on accounts receivable and the payment of accounts payable.

         From its existence through 1995, the Company's primary source of financing was the sale of equity securities. Approximately $12.0 million in equity securities were sold to investors during this period. Beginning in December 1995 and continuing through August 1996, the Company also raised approximately $4.9 million through the issuance of short-term promissory notes. Substantially all of the Company's sales of Common Stock and certain notes, other than sales to officers and directors of the Company, failed to comply with certain provisions of the federal and states' securities laws, including compliance with registration requirements and, possibly, compliance with anti-fraud provisions. While certain actions under the federal acts may be barred, similar laws in many of the states provide similar rights. The Company sold stock to persons in over forty states and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. Accordingly, the Company has a significant, material contingent liability under state securities laws for those sales of approximately $10.0 million at June 30, 1999. The Company has also financed its working capital needs through various accounts receivable credit facilities with Trinity Financial Resources ("Trinity"), Hebron, and other billing and collection companies. In September 1997, the Company entered into a $5,000,000 accounts receivable purchase agreement with RFC Capital Corporation ("RFC"). Other sources of financing have included various short and long-term borrowings, primarily from individuals and related parties, and by extending payables to vendors and tax authorities beyond payment terms.

         The Company's primary uses of cash have historically been for telemarketing efforts to increase the Company's customer base, and to pay returns of capital to its stockholders. From the beginning of 1994 through December 31, 1998, total amounts expended for telemarketing activities were approximately $32.6 million. Substantially all of these expenses were to VisionQuest. In addition, from 1994 through the end of 1997, the Company declared $19.0 million in returns of capital to its stockholders. As of June 30, 1999, all returns of capital had been paid, except for amounts payable to Tracy Freeny and Carl Thompson, totaling $3.2 million and $337,500, respectively. The Company is paying the amount owed to Thompson in accordance with the terms of Thompson's separation agreement, which provides for payments of $40,000 per month. The Company and Freeny have agreed to defer payment of such amounts owed to Freeny until such time as the Company's financial condition further improves and it has funds available, legally and in good business practice, to pay any such accrued returns of capital. In consideration for this deferral and Freeny's subordination of the accrued returns of capital to the Coast Loan, the Company will pay him $300,000 per year, subject to limitations under the Coast Loan Agreement, until the payment of the accrued returns of capital is resumed and, if resumed, all amounts paid to Freeny pursuant to the agreement shall be credited against his accrued returns of capital.

         The Company's financing costs have historically exceeded market rates. Most of the note payable obligations have borne interest at 18% or higher. Interest costs and late fees on vendor payables and tax obligations also generally have an effective rate of 18% or higher. The effective interest rates on the Company's accounts receivable credit facilities have ranged from 12% to 58%. Financing costs have been increased by fees charged by Hebron, and finance companies such as Trinity, Hold and RFC in connection with the line of credit financing and accounts receivable factoring arrangements. Other LEC billings were financed through the Company's line of credit agreements with Hebron and Trinity in 1998 and 1997 and beginning in the fourth quarter of 1997, through the Company's factoring arrangement with RFC. The arrangements with Hebron and Trinity provided for a 2.0% billing fee, respectively as well as a 2 cents per call record charge by Hebron, in addition to the interest charged under the agreements. During 1998 and 1997, total billing fees charged by Hebron, Trinity and RFC were approximately 1.3% and 1.0% of net sales, respectively. Such fees were negligible in 1996.

         This combination of high financing costs, return of capital payments, and the short-term nature of most of the Company's indebtedness have contributed to the Company's lack of profitability and negative working capital, which totaled $19.4 million at June 30, 1999.

         During 1998, the Company was approved for a $30 million credit facility ("Credit Facility") with Coast Business Credit ("Coast"). In February 1999, the Company closed on the first phase of the Credit Facility.

         The first phase of the Credit Facility was accounts receivable based, and provided initial funding of approximately $12.6 million. The proceeds from this Credit Facility were used to replace the existing accounts receivable credit facilities and purchase agreement, and to enable the Company to become substantially current on its existing past due vendor payables and tax obligations. In connection with closing the first phase of the Credit Facility the Company also obtained $2.5 million in subordinated debt financing from Patrick Enterprises, an investor. These funds were initially restricted to maintain reserves as specified in the Credit Facility with Coast.

         In April 1999, the Company met the terms and conditions for converting the Credit Facility from an accounts receivable based facility to a full credit facility. Accordingly, Coast has approved the conversion to the full credit facility. Under the terms of the Credit Facility, funding availability is based upon recurring monthly collections or earnings multiples. The Company's initial availability was approximately $29.0 million under the Credit Facility.

         Of the $29.0 million in initial availability, approximately $14.0 million was outstanding as of June 30, 1999 under the Credit Facility. Of the remaining balance of $15.0 million, approximately $6.8 million is reserved for the payment of the Company's existing non-subordinated indebtedness, and the balance is available to the Company for working capital, capital improvements and debt reduction. In addition, the $2.5 million subordinated loan received in February 1999 is also available for working capital, capital improvements and debt reduction. The Company intends to negotiate with certain of its non-subordinated creditors to replace their existing indebtedness with some other form of debt instrument, subordinated to the Credit Facility. This would increase, on a dollar for dollar basis, the Company's availability under the Credit Facility, as these non-subordinated creditors totaling $6.8 million are currently reserved under the Credit Facility. The Company cannot predict or assess the likelihood of success in converting its existing indebtedness to subordinated debt instruments.

         The Credit Facility is secured by a blanket lien on all of the Company's assets, including accounts receivable and the Company's customer base. The terms of the Credit Facility are for three years from initial funding, with an interest rate of prime plus 3.5%. Although the Credit Facility has a three-year term, it will be classified as a current liability in the Company's financial statements because the agreement contains certain subjective acceleration clauses and requires that all cash receipts be deposited to a lockbox, the proceeds of which are used daily to repay the debt.

         The Company expects that its future capital requirements will be significant. Approximately $3.5 to $4.0 million will be required to upgrade the Company's management information systems. Additionally, the Company estimates $3.0 to $3.5 million will be required for various aspects of reorganization. The Company plans to increase its telemarketing activities and to upgrade its outbound telemarketing and inbound customer service facilities, and estimates the total cost for these activities to be approximately $1.0 million. Furthermore, Internet expenditures have approximated $2.0 million to date and are estimated to be $1.5 to $2.0 million over the next twelve-month period.

         The Company plans to utilize its availability under the Credit Facility and the additional $2.5 million of subordinated debt to finance the majority of these investing and financing needs. The Company plans to increase its availability under the Credit Facility by seeking to convert some of its existing indebtedness to subordinated debt. The Company will continue to seek alternate financing sources, including equipment term loans, capital leases and mezzanine financing.

         The Company estimates cash flow from operations and, to the extent required, borrowings under the Credit Facility would be sufficient to fund its remaining obligations and to meet its other anticipated capital requirements for 1999. As of June 30, 1999, the Company had $14.0 million of borrowings outstanding under the Credit Facility, $6.8 million reserved for non-subordinated debt and approximately $8.2 million of available borrowing capacity under the Credit Facility. In the event the Company's estimates of capital requirements are too low, and the Company does not have sufficient availability under the Credit Facility or is unable to obtain alternate sources of financing, the Company may be required to curtail its capital improvement and telemarketing expansion plans.

         In June 1999, the Company paid off debt of approximately $2.2 million to certain of its non-subordinated creditors. This will increase on a dollar for dollar basis, once approved by Coast, the Company's availability under the Credit Facility, as these payments to certain non-subordinated creditors are part of the amount totaling $6.8 million currently reserved under the Credit Facility.

Operating Activities

         Significant uses of cash in operating activities for the six months ended June 30, 1999 include decreases in accounts payable of $8.3 million. Accounts receivable increased by $5.7 million and prepaid expenses increased by $531,000. Net non-cash expenses of $1,771,000 were principally depreciation and amortization. The Company also generated cash from operations by recording net income of $2,801,000 and $2.2 million from recording a deferred income tax expense.

         Significant sources of cash in operating activities in 1998 include decreases in accounts receivable of $2.7 million. Net non-cash expenses of $2.9 million, principally depreciation, amortization, impairment loss on fixed assets and losses on other receivables significantly offset the net loss of $3.6 million incurred by the Company in 1998. The Company also generated cash from operations of approximately $5.8 million by extending or delaying payments to vendors, and $5.8 million in connection with the sale of certain of its accounts receivable.

         Significant uses of cash in operating activities in 1997 included increases in accounts receivable of $6.1 million. Net non-cash expenses of $874,000, principally depreciation and amortization, offset the net loss of $341,000 incurred by the Company in 1997. The Company also generated cash from operations of approximately $1.6 million by extending or delaying payments to vendors, and $2.4 million in connection with the sale of certain of its accounts receivable.

         Significant sources of cash in operating activities in 1996 included additions to amounts payable to vendors and interest payable to lenders of $4.7 million. Significant uses of cash in operations in 1996 included a net loss of $862,000 offset by net non-cash expenses, primarily depreciation and amortization, totaling $636,000. Additional uses of cash in operations included net increases in accounts receivable totaling $3.0 million.

Investing Activities

         The Company's investing activities for the six months ended June 30, 1999 consisted primarily of property and equipment purchases of $511,000 offset by proceeds of $522,000 from the sale of an asset held for disposal.

         The Company's investing activities in 1998 consisted primarily of property and equipment purchases of $353,000. Investments totaling $55,000, which had been pledged as collateral for a loan in 1996, were released in 1998. Sources of cash included repayments of advances made to related parties totaling $150,000.

         The Company's investing activities in 1997 consisted primarily of property and equipment purchases of $337,000 and a loan made to a related company in the amount of $670,000. Investments totaling $85,000, which had been pledged as collateral for a loan in 1996, were released in 1997.

         The Company's investing activities in 1996 consisted of property and equipment purchases totaling $478,000, a loan made to an unrelated, independent television broadcasting company totaling $200,000 (which was subsequently charged off), and the pledge of an investment as collateral on a loan totaling $150,000. Sources of cash included repayments of advances made to related parties totaling $534,000.

Financing Activities

         During the six months ended June 30, 1999, financing activities provided $8.6 million in cash. The most significant source of cash was an increase of $10.1 million in borrowings under the Company's Credit Facility. Other financing activities included borrowings from related parties totaling $262,000 and repayments to related parties totaling $489,000, for net use of cash totaling $227,000, and other borrowings totaling $2.6 million and repayments totaling $3.8 million, for a net use of cash totaling $1.2 million.

         During the year ended December 31, 1998, financing activities used $8.0 million in cash. The most significant use of cash was a decrease of $4.7 million in borrowings under the Company's various line of credit agreements. Additionally, returns of capital paid to stockholders and redemption of Common Stock also comprised the use of cash in financing activities, totaling $1.3 million in 1998. Other financing activities included borrowings from related parties totaling $1.6 million and repayments to related parties totaling $3.1 million, for net use of cash totaling $1.5 million, and other borrowings totaling $400,000 and repayments totaling $748,000, for a net use of cash totaling $348,000.

         During the year ended December 31, 1997, financing activities provided $2.0 million in cash to the Company. The most significant source of cash was an increase of $6.8 million in borrowings under the Company's various line of credit agreements. Returns of capital paid to stockholders and redemptions of Common Stock comprised the largest use of cash in financing activities, totaling $5.0 million in 1997. Other financing activities included borrowings from related parties totaling $3.7 million and repayments to related parties totaling $4.4 million, for a net use of cash of $700,000, and other borrowings totaling $1.4 million and repayments totaling $500,000, for net proceeds of cash totaling $900,000.

         During the year ended December 31, 1996 financing activities used $1.0 million in cash. The principal uses of cash in financing activities were returns of capital paid to stockholders and redemption of common stock totaling $7.1 million. Principal sources of cash included proceeds from notes payable, totaling $5.2 million. Other sources of cash included an increase in borrowings under line of credit agreements of $1.0 million and proceeds from issuance of common stock totaling $144,000. In addition, the Company had borrowings from related parties totaling $8.2 million and repayments to related parties totaling $7.9 million, for net proceeds of $300,000, and repayments of other notes payable totaling $440,000.

RECENT EVENTS

         In July 1999, the Company launched a filtered family friendly Internet access service nationwide and intends to market this service to both its existing customers and new customers.

YEAR 2000 COMPUTER ISSUES

         Background. The Year 2000 problem, commonly referred to as the "Y2K" problem, is the product of a longstanding practice in the computer industry that permitted the use of only two digits, rather than four, to define the yearly dates. This abbreviation of dates makes it impossible for certain computer systems and other equipment with embedded microchips or processors, referred to collectively as "business systems," to distinguish between centuries for a given date. For example, a business system affected by the Y2K problem would be unable to distinguish between 1898 and 1998: it would read both as simply "98." Not even technology experts know with certainty what will happen on January 1, 2000 to those business systems affected by the Y2K problem. Some anticipate such business systems to revert to "00," recognizing the date as January 1, 1900. This could cause miscalculations, which could, in turn, disrupt operations, delay payments or, in extreme conditions, disable those business systems entirely. In addition, the potential exists for a "cascade effect" in which the problems of suppliers, customers and other business partners impact the performance of companies which have already addressed their own Y2K issues. Any or all of these events could have a material adverse effect on a company's business, financial condition or results of operations.

         The Company has addressed any Y2K issues in its significant business systems and has developed contingency plans for Y2K disruptions. The Company has completed an internal Y2K review to meet these goals. Certain employees of the Company, assisted by professional consultants, conducted this assessment of the Company's computer systems and operations infrastructure. The Company has not hired any new employees specifically to address the Company's internal Y2K issues. This assessment allowed the Company to determine what actions were necessary to minimize any business disruptions or other liabilities related to the Y2K problem.

         Y2K Readiness Assessment. The Company assessed its Y2K readiness through a plan which accomplished the following:

         o identified and inventoried Y2K problems in significant business systems;

         o assigned the highest priority to Y2K business systems identified as critical for continuing operations;

         o        assessed other Y2K risks;

         o resolved and corrected Y2K problems with repairs, upgrades, or replacements as necessary;

         o        tested any Y2K repairs, upgrades, or replacements;

         o conducted Y2K surveys of significant customers, suppliers, and other key business associates; and

         o        developed and tested Y2K contingency plans.

         The Company believes this Y2K readiness assessment has enabled it, before January 1, 2000, to replace, upgrade or modify any critical business system affected by the Y2K problem.

         The Company has upgraded and modified its software, to ensure that they are Y2K-compliant. The Company replaced existing computer hardware with new technology as needed as part of its normal business operations. The Company believes that the Y2K problem will not have a material adverse effect on its existing computer hardware; as, the Company tested its hardware to ensure such compliance.

         As part of its readiness assessment, the Company has performed an inventory of each critical business system and is in the process of upgrading hardware and has completed code remediation. The Company has determined a likely worst case Y2K scenario for its business systems and has established an appropriate contingency plan.

         The Company's key business associates include suppliers of equipment and services, automated interfaces, and software supplies, who provide essential capital equipment, services and supplies for the Company's business systems. If Y2K problems with a supplier delay the purchase of any of the above mentioned essential items, the Company's business systems could experience idle time resulting in loss of revenue, adversely impacting the Company's cash flow, results of operations and financial position. The Company has sought Y2K readiness assurances from these key business associates. These assurances are intended to aid the Company in determining the extent to which the failure of the key business associates to correct their own Y2K problems could affect the Company. While some of the Company's key business associates have assured the Company that they are addressing their Y2K problems, the Company cannot guarantee that its key business associates will resolve their Y2K problems in a timely manner; nor can the Company inspect the Y2K efforts of these key business associates or independently verify their representations. In addition, the Company cannot predict the effect on its business operations of the failure of systems owned by others, of the delivery of inaccurate information from other companies, or of the inability of others' systems to interface with the Company's systems. The Company is in the process of assessing these risks; however, the Company cannot guarantee that another company's failure to resolve its own Y2K problems would not materially and adversely affect the Company.

         Costs. The Company is funding the costs of its Y2K compliance efforts with cash flows from operations and from available borrowing capacity under the Coast facility. The ability of the Company and certain software vendors successfully to identify and repair or replace critical business systems affected by the Y2K problem will greatly influence the total Y2K costs. Based upon its assessment to date, the Company estimates the total Y2K costs at approximately $1.5 million. This estimated cost for Y2K is in addition to the normal and recurring costs for systems development, implementation and maintenance. The Company does not expect these costs to have a material adverse effect on the Company's overall results of operations or cash flows.

         Contingency Plans. The Company has a contingency plan with respect to the Y2K problem which was established as part of its Y2K readiness assessment.

         Risks. The Company is currently unable to predict with certainty the exact risk which Y2K problems would pose to its operations in a reasonably likely worst case scenario. The Company's assessment of the impact of Y2K problems, as discussed above, is based on Company management's understanding and best estimates at the present time and could change substantially with a change in circumstances. For example, the inability of key business associates to remedy external Y2K problems or the failure of the Company's personnel and certain software vendors to identify or repair internal Y2K problems could adversely affect the Company's performance. Thus, successful avoidance of Y2K issues depends on many factors, some of which are outside of the Company's control and some of which are unknown at this time. The Company cannot assure that it will not experience any disruptions or other adverse effects from Y2K problems despite expending reasonable efforts to avoid them. While the Company presently does not expect any catastrophic failures of any of its business systems, it cannot assure that such failures will not occur. No one should rely on statements to the contrary. These assessments are based upon numerous assumptions as to future events and, as such, there can be no guarantee that these estimates and predictions will prove accurate.

RECENT ACCOUNTING PRONOUNCEMENTS

         In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 129, "Disclosure of Information about Capital Structure," which establishes standards for disclosing information about an entity's capital structure and is effective for financial statements for periods ending after December 15, 1997. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in the financial statements for fiscal years beginning after December 15, 1997. The FASB also issued, in June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way public companies disclose information about operating segments, products and services, geographic areas and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company has determined that the impact on its financial statements of adopting SFAS Nos. 129, 130 and 131 is not material. In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal quarters ending after June 15, 1999. The Company does not expect the adoption of SFAS No. 133 to have a material impact on its financial statements.

FORWARD-LOOKING STATEMENTS.

         Certain statements contained in this Form 10 are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions as of the date of this Form 10 that could prove not to be accurate. When used in this Form 10, the words "anticipate", "believe", "estimate", "expect", "will", "could", "may" and similar expressions, as they relate to management or the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions, including those described in "The Company -- Risk Factors" herein. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein. The Company disclaims any obligation to update the forward-looking statements contained in this Form 10.

ITEM 3.   PROPERTIES

         The Company's executive offices and substantially all of its operations are located in over 61,000 square feet of office space in a 195,000 square foot, 20-story office building owned by Hebron. The Company leases this space from Hebron on a month-to-month basis at a cost of $43,000 per month. The Company also operates a call center in Tahlequah, Oklahoma pursuant to a lease which was assumed from VisionQuest. The Company believes that these facilities are adequate for the Company's intended activities for the foreseeable future.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the beneficial ownership of Common Stock, $0.10 par value of the Company ("Common Stock"), as of August 31, 1999, by (a) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (b) each director of the Company, (c) each Named Executive Officer (as defined in Item 6 below) and
(d) all executive officers and directors as a group. The Company believes that each of such stockholders has the sole voting and dispositive power over the shares held by such stockholder except as otherwise indicated.

                                                                                     SHARES OWNED
                                                                            -------------------------------
NAME                                                                         NUMBER              PERCENTAGE
----                                                                        --------            -----------
Tracy C. Freeny (1)..............................................            167,993               20.0%
Stephen D. Halliday (2)..........................................             22,373                2.6
John B. Damoose (3)..............................................              7,224                *
Jay A. Sekulow (4)...............................................             25,373                3.0
John E. Telling (5)..............................................             28,317                3.3
Carl Thompson (6)................................................             48,513                5.8
Sharon Freeny (7)................................................            167,993               20.0
Harvey Price (8).................................................             50,000                6.0
Donald Price (9).................................................             50,000                6.0
All Officers and Directors as
    a Group (8 Persons) (1)(2)(3)(4)(5)..........................            251,280               29.0

--------------------------

(1) Includes 165,993 shares held jointly by Mr. Freeny and his wife and 2,000 shares held by Mr. Freeny's minor son. Mr. Freeny disclaims beneficial ownership of the shares owned by his minor son. Mr. Freeny's address is 6220 N.E. 113th Street, Edmond, Oklahoma 73034.

(2) Includes 6,824 shares subject to options held by Mr. Halliday, 3,411 shares which are subject to forfeiture pursuant to the terms of the Halliday Employment Agreement (as defined herein) and 11,000 shares which Mr. Halliday has the right to purchase from Mr. Thompson.

(3) Includes 2,275 shares subject to options held by Mr. Damoose, 3,411 shares which are subject to forfeiture pursuant to the terms of the Stock Agreement (as defined herein) and 400 shares subject to warrants held by Mr. Damoose. Mr. Damoose also has the right to acquire shares upon the conversion of the Damoose Note (as defined herein), however, the number of shares issuable upon conversion cannot be determined because the conversion price is not currently ascertainable.

(4) Includes 6,824 shares subject to options held by Mr. Sekulow and 3,411 shares which are subject to forfeiture pursuant to the terms of the Stock Agreement (as defined herein), 3,400 shares subject to warrants held by C.A.S.E., Inc. ("CASE"), an entity of which Mr. Sekulow is President and a director, 7,000 shares held by CASE and 4,000 shares which CASE has the right to purchase from Mr. Thompson. CASE also has the right to acquire shares upon the conversion of the CASE Note (as defined herein), however, the number of shares issuable upon conversion cannot be determined because the conversion price is not currently ascertainable.

(5) Includes 5,394 shares held by Mr. Telling's wife, 2,000 shares held jointly by Mr. Telling and his wife, 6,824 shares subject to options held by Mr. Telling, 6,824 shares which are subject to forfeiture pursuant to the terms of the Telling Employment Agreement (as defined herein) and 5,000 shares which his wife has the right to acquire from Mr. Freeny. Mr. Telling disclaims beneficial ownership of shares owned by his wife.

(6)      Carl Thompson's address is 3600 Eagles Landing, Jones, Oklahoma 73049.

(7) Includes 165,993 shares held jointly by Ms. Freeny and her husband and 2,000 shares held by Ms. Freeny's minor son. Ms. Freeny disclaims beneficial ownership of the shares owned by her minor son. Ms. Freeny's address is 6620 N.E. 113th Street, Edmond, Oklahoma 73034.

(8)      Harvey Price's address is Route 1, Box 49D, Wetomka, Oklahoma 74883.

(9)      Donald Price's address is Route 2, Box 46, Holdenville, Oklahoma 74848.

ITEM 5.           DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information concerning the executive officers and directors of the Company:


NAME                                                         AGE                      POSITION
----                                                         ---                      --------
Tracy C. Freeny                                              55                 Chairman of the Board

Stephen D. Halliday                                          50                 President, Chief Executive
                                                                                Officer and Director

David E. Grose                                               46                 Vice President and Chief
                                                                                Financial Officer

Dan L. Carter                                                47                 Vice President

Kerry A. Smith                                               38                 Vice President

John E. Telling                                              59                 Director of the Company and
                                                                                an Executive of the Internet

John B. Damoose                                              52                 Department of the Company
                                                                                Director

Jay A. Sekulow                                               43                 Director


         Tracy C. Freeny is a founder of the Company and has served as Chairman of the Board since the formation of the Company in May 1991 and served as President from such time until October 1998. As Chairman of the Board, Mr. Freeny not only performs traditional Chairman of the Board duties but also assists the Company's relationship with the non-profit organizations and its shareholders for the Company. From 1970 until 1990 Mr. Freeny operated a life insurance agency affiliated with Phoenix Mutual Life Insurance Company and is a lifetime member of the life insurance industry Million Dollar Roundtable. In 1990, Mr. Freeny went to work for AmeriTel Communications, Inc. ("AmeriTel") a reseller of long distance telephone services and in 1991 acquired the assets of AmeriTel to begin the Company. Mr. Freeny graduated from Oklahoma State University with a bachelor of arts degree in finance. In July 1998, Mr. Freeny agreed to a cease and desist order issued by the Securities and Exchange Commission regarding the violation of various federal securities laws. For more information regarding this order, see Item 8 below.

         Stephen D. Halliday has been the President, Chief Executive Officer and a director of the Company since October 1998. From 1980 until 1997, Mr. Halliday was a partner with Coopers & Lybrand LLP (which is now PricewaterhouseCoopers
LLP) and from 1997 until October 1998 he was a partner in the law firm of Wiley, Rein & Fielding ("WRF") in Washington, D.C. He continues to serve as of counsel with WRF for matters which do not involve the Company. Mr. Halliday graduated from Duke University with bachelor of arts degree in accounting, William & Mary University with a law degree and Georgetown University with a masters of law degree in taxation.

         David E. Grose has been a Vice President and the Chief Financial Officer of the Company since April 1999. From July 1997 through April 1999, Mr. Grose served as Vice President and Chief Financial Officer of Bayard Drilling Technologies, Inc., formerly a publicly traded oil and gas company. Prior to that Mr. Grose was affiliated with Alexander Energy Group from its inception in March 1980, serving from 1987 through 1996 as a director and Vice President, Treasurer and Chief Financial Officer. In August 1996, National Energy Group acquired Alexander Energy Corporation and he served as Vice President of Finance and Treasurer through February 1997. Mr. Grose graduated from Oklahoma State University with a bachelor of arts degree in political science and University of Central Oklahoma with a masters degree in business administration.

         Dan L. Carter has been a Vice President of the Company since January 1999. Prior to that Mr. Carter served as Director of Operations for the American Center for Law and Justice ("ACLJ"), a non-profit public interest law firm since June 1995. While serving with ACLJ, from June 1996 to July 1997, Mr. Carter also served as station manager for WPGD, a television station located in Nashville, Tennessee. Prior to that, Mr. Carter served as Headmaster for Masters Christian Academy in Atlanta, Georgia from July 1993 through June 1995. Mr. Carter graduated from Georgia Southwestern College with a bachelor of arts degree in history and a masters degree in education.

         Kerry A. Smith has been a Vice President of the Company since December 1998. Most recently he served as the Telecom/Infocom Practice Director for PricewaterhouseCoopers LLP in Dallas, Texas, and has extensive product-marketing experience with MCI WorldCom. Mr. Smith has more than 15 years experience in the telecommunications industry holding key senior staff and management positions. His resume includes key positions managing global alliance partners in Canada, Latin America, Mexico, and Great Britain developing strategic business plans and launching new products and services. Mr. Smith graduated from Capitol College with a bachelor of science in telecommunication engineering technology.

         John E. Telling has been a director of the Company since October 1998 and has served as an executive of the Company's newly organized Internet department since July 1999. Mr. Telling is a founder and has been Chairman of the Board, President and Chief Executive Officer of Hebron (an affiliated company) since January 1996. Prior to that time, from June 1994 until January 1996, Mr. Telling was a Senior Vice President with Schroder Wertheim, Inc., an investment banking firm and, from June 1993 until June 1994, a Partner of Merrion Group, a financial services entity. Mr.

Telling graduated from Lehigh University with a bachelor of science degree in business administration.

         John B. Damoose has been a director of the Company since October 1998. Since, May 1997 Mr. Damoose has been President of two non-profit organizations, Religious Heritage of America Foundation and Freedom of Ministries of America. Prior to that, from May 1996 until May 1997, he served as President of the Christian Broadcasting Network and from November 1993 until May 1996 he served as Senior Vice President - Marketing and Communications for International Family Entertainment. Mr. Damoose also held various management positions with Chrysler Corporation from November 1982 through November 1993, most recently serving as Vice President of Worldwide Marketing. Mr. Damoose graduated from the University of Michigan with a bachelor of science degrees in economics/political science and Columbia University with a masters degree in business administration.

         Jay A. Sekulow has been a director of the Company since October 1998. Mr. Sekulow is an attorney and has been Chief Counsel of the American Center for Law and Justice, a non-profit public interest law firm ("ACLJ") since 1992. He has also been, since 1995, Chief Executive Officer of Regency Productions, Inc. ("Regency"), a radio production company which produces a thirty-minute daily radio program on legal issues hosted by Mr. Sekulow and, since 1987, President and a Director of CASE, a non-profit public interest law firm. Mr. Sekulow graduated cum laude from Mercer University with both a bachelor of arts degree in history and law degree.

BOARD OF DIRECTORS MATTERS

         All directors hold offices until the next annual meeting of the shareholders and until their successors have been duly elected and qualified. Each officer serves at the discretion of the Board of Directors, subject to the terms of certain employment agreements described below.

         The Board of Directors has established an Audit Committee and a Compensation/Nominating Committee. The Audit Committee is composed of Messrs. Sekulow and Damoose, with Mr. Damoose serving as Chairman. The Audit Committee is responsible for (a) reviewing the scope of, and the fees for, the annual audit of the Company, (b) reviewing with the independent auditors the Company's accounting practices and policies, (c) reviewing with the independent auditors their final report, (d) reviewing with internal and independent auditors overall accounting and financial controls and (e) being available to the independent auditors for consultation purposes.

         The Compensation/Nominating Committee is composed of Messrs. Sekulow and Damoose, with Mr. Sekulow serving as Chairman. The Compensation/Nominating Committee is responsible for reviewing the Company's policies with respect to the compensation of its officers at the Vice President level or higher, including the basis of the compensation of its chief executive officer and its relationship to corporate objectives and identifying and nominating future nominees as members of the Board of Directors.

         The Board of Directors has also adopted a policy statement on conflict of interest transactions, which requires that all proposed conflict of interest transactions be approved by a majority of directors who will receive no benefit from the transaction.

ITEM 6.           EXECUTIVE COMPENSATION

         The following table summarizes the compensation paid the Company's chief executive officer, its former chief executive officer and a former executive officer of the Company for services rendered in 1996, 1997 and 1998 (collectively, the "Named Executive Officers"). See Item 7 below for a description of transactions involving Messrs. Freeny, Thompson and Halliday and other directors of the Company.

                           SUMMARY COMPENSATION TABLE


                                                                    ANNUAL COMPENSATION
                                                             --------------------------------
                                                                                 OTHER ANNUAL
                                                                                 COMPENSATION             ALL OTHER
       NAME AND PRINCIPAL POSITION              YEAR          SALARY ($)            ($)(1)          COMPENSATION ($)(2)
      -----------------------------            -----         ------------           -------         -------------------
Tracy C. Freeny, Chairman of the Board (3)      1998            82,728             246,111                       --
                                                1997            61,440             238,795                    6,459
                                                1996            61,440             228,176                  413,741

Stephen D. Halliday, President and Chief        1998            98,462                  --                  127,500(5)
Executive Officer (4)                           1997                --                  --                       --
                                                1996                --                  --                       --

Carl Thompson (6)                               1998            10,800              85,004                       --
                                                1997            37,440             231,314                    5,769
                                                1996            35,916             228,176                  377,885


(1) These amounts represent commissions paid to Messrs. Freeny, Thompson and a third employee based on the amount of revenue the Company derived from certain customers. The total amount of commissions were 5% of the revenue generated from all customers of the Company for which no other sales agent or representative of the Company was receiving a commission. The total commissions from such sales were split evenly among Messrs. Freeny, Thompson and the third employee.

(2) These amounts represent salary paid to Messrs. Freeny and Thompson by VisionQuest. In January 1997, All compensation paid to Messrs. Freeny and Thompson from VisionQuest was permanently discontinued. Messrs. Thompson and Freeny were officers and directors of VisionQuest and were shareholders of VisionQuest. (For a more detailed discussion of the Company's relationship and transactions with VisionQuest, see Item 7 below).

(3) Mr. Freeny also served as President of the Company during 1996, 1997 and 1998 until October 1998. Mr. Freeny currently serves as Chairman of the Board of the Company and since April 1999 has been paid $300,000 per year.

(4) Mr. Halliday was elected President and Chief Executive Officer of the Company in October 1998. Mr. Halliday's annual salary is $450,000.

(5) These amounts represent payments made to Mr. Halliday prior to his becoming the Company's President and Chief Executive Officer.

(6) Mr. Thompson served as the Senior Vice President of the Company during 1996, 1997 and 1998, until his resignation in April 1998.


HALLIDAY EMPLOYMENT AGREEMENT

         Effective as of May 24, 1999 (the "Commencement Date"), the Company entered into an employment agreement (the "Halliday Employment Agreement") with Stephen D. Halliday, President, Chief Executive Officer and a director of the Company. The initial term of the Halliday Employment Agreement is for five years, with automatic one-year extensions. Pursuant to the Halliday Employment Agreement, Mr. Halliday receives an annual salary of $450,000 to be increased to $600,000 on October 1, 1999, subject to annual review by the board of directors of the Company, which shall increase his salary at the annual consumer price index rate of increase and may further increase but not decrease such salary at the board of directors discretion. Also, on October 1, 1999, Mr. Halliday shall receive a one-time bonus of $100,000. Mr. Halliday is also entitled to receive various medical, dental and group insurance, pension and other retirement benefits, disability and other benefit plans and vacation as the Company makes available to its senior executive officers. Mr. Halliday may be terminated in the event of his disability, for cause (as defined in the Halliday Employment Agreement) or without cause and Mr. Halliday may terminate his employment for good reason (as defined in the Halliday Employment Agreement, which includes any termination of Mr. Halliday's employment by the Company other than for cause and any change of control of the Company). If Mr. Halliday is terminated for cause or without cause (subject to the right of Mr. Halliday to terminate his employment for good reason) because of his death, he or his estate, as the case may be, will receive his salary and other benefits accrued as of the date of termination or death. If Mr. Halliday's employment is terminated as a result of his disability, Mr. Halliday will receive his salary and other benefits accrued as of the date of disability and 60% of his base salary for the period of disability but not exceeding the remaining term of the Halliday Employment Agreement. If Mr. Halliday terminates his employment for good reason, he is entitled to continue to receive his base salary for the remaining term of the Halliday Employment Agreement and, in addition, one year following the date of his termination, all his Common Stock and options to purchase Common Stock will immediately vest and he will receive a cash bonus which will equal all taxes payable by Mr. Halliday as a result of the vesting and the payment of this bonus. If the Company intends to terminate Mr. Halliday's employment without cause, it must give him notice and he is entitled to terminate his employment for good reason.

         Pursuant to the Halliday Employment Agreement, as of the Commencement Date, the Company issued Mr. Halliday 4,549 shares of Common Stock (0.5% of the fully diluted outstanding Common Stock on such date), subject to certain vesting requirements. This issued stock vests as follows: 25% of the shares vested on July 1, 1999 and 25% of the shares vest on each July 1 thereafter. If Mr. Halliday fails to serve as an officer of the Company all unvested shares will be forfeited unless Mr. Halliday terminated his employment for good reason. Additionally, Mr. Halliday is to receive a cash bonus after any portion of these shares vests that will equal all taxes payable by him as a result of the vesting and the payment of this bonus.

         The Halliday Employment Agreement also granted Mr. Halliday two options to purchase shares of Common Stock. The first option effective as of the Commencement Date granted Mr. Halliday options to purchase 27,296 shares (3% of fully diluted outstanding Common Stock as of such date) at the fair value of the Common Stock as of February 1, 1998, which is currently being determined by a third party appraiser (the "Exercise Price"). These options are subject to the following vesting schedule: 25% of the shares vested on July 1, 1999 and 25% of the shares vest on each July 1 thereafter. The second option, which will be effective three years after the Commencement Date, will entitle Mr. Halliday to purchase 2% of the fully diluted outstanding Common Stock as of such date at the Exercise Price plus 25%. The second option vests as follows:
50% of the shares vest four years after the Commencement Date and 50% of the shares vest five years after the Commencement Date. If Mr. Halliday fails to serve as an officer of the Company, unless he terminated his employment for good reason, the vesting will immediately cease, however, Mr. Halliday can exercise all vested options after such time until the termination of the options. All of these options will vest upon any sale of the Company. Once an option to purchase shares has vested it will remain exercisable for five years from such vesting date.

         Tracy Freeny also individually agreed that for as long as Mr. Halliday is employed by the Company to vote all of his shares of Common Stock for Mr. Halliday and each of the other current directors of the Company for election to the board of directors of the Company. Also, pursuant to an employment agreement which was replaced by the Halliday Employment Agreement, Carl Thompson agreed to vote for Messrs. Halliday, Damoose and Sekulow's election to the board of directors of the Company. In June 1999, Mr. Thompson executed an agreement pursuant to which he agreed to honor his agreements contained in such prior employment agreement.

SMITH EMPLOYMENT AGREEMENT

         Effective as of December 31, 1998 (the "Effective Date"), the Company entered into an employment agreement (the "Smith Employment Agreement") with Kerry A. Smith, a Vice President of the Company. The initial term of the Smith Employment Agreement is for two years, with automatic one-year extensions. Pursuant to the Smith Employment Agreement, Mr. Smith receives an annual base salary of $215,000 and a bonus of $50,000. Both Mr. Smith's annual base salary and guaranteed bonus are subject to review after the initial term of the Smith Employment Agreement and may, at the Company's discretion, be adjusted from time-to-time according to Mr. Smith's responsibilities, capabilities, performance and other criteria deemed appropriate by the Company. Mr. Smith is entitled to receive various medical, dental and group insurance, pension and other retirement benefits, disability and other benefit plans and vacation as the Company makes available to its senior executive officers. The Company may also terminate this Agreement at any time during the initial term and for any reason whatsoever upon ninety (90) days notice to Mr. Smith. If the Company notifies Mr. Smith of its election to terminate Mr. Smith before the first anniversary of the Effective Date, Mr. Smith shall be entitled to receive severance pay equal to six (6) months pay (and payable in a lump sum or over the course of such period, at the option of the Company) and health insurance for such period. If the Company notifies Mr. Smith of its election to terminate Mr. Smith between the first anniversary of the Effective Date and the second anniversary of the Effective Date, Mr. Smith shall be entitled to receive severance pay equal to four (4) months pay and health insurance for such period. Severance pay shall be payable in a lump sum or over the course of the period covered, at the option of the Company. In addition to the amounts set forth in the previous two sentences, upon termination Mr. Smith is entitled to receive a share of the bonus pro rated from the beginning of the fiscal year in which the termination occurs to the date of the termination notice. Severance pay after the initial term shall be subject to negotiation between Mr. Smith and the Company.

FREENY EMPLOYMENT AGREEMENT

         Effective as of the Commencement Date, the Company entered into an employment agreement (the "Freeny Employment Agreement") with Tracy C. Freeny, Chairman of the Board of the Company, as consideration for the additional services Mr. Freeny performs for the Company. The initial term of the Freeny Employment Agreement is for five years, with automatic one-year extensions. Pursuant to the Freeny Employment Agreement, Mr. Freeny receives an annual salary of $300,000, subject to annual review by the board of directors of the Company, which shall increase his salary at the annual consumer price index rate of increase and may further increase but not decrease such salary at the board of directors discretion. Mr. Freeny is also entitled to receive various medical, dental and group insurance, pension and other retirement benefits, disability and other benefit plans and vacation as the Company makes available to its senior executive officers. Mr. Freeny may be terminated in the event of his disability, for cause (as defined in the Freeny

Employment Agreement) or without cause and Mr. Freeny may terminate his employment for good reason (as defined in the Freeny Employment Agreement, which includes any termination of Mr. Freeny's employment by the Company other than for cause and any change of control of the Company). If Mr. Freeny is terminated for cause or without cause (subject to the right of Mr. Freeny to terminate his employment for good reason) because of his death, he or his estate, as the case may be, will receive his salary and other benefits accrued as of the date of termination or death. If Mr. Freeny's employment is terminated as a result of his disability, Mr. Freeny will receive his salary and other benefits accrued as of the date of disability and 60% of his base salary for the period of disability but not exceeding the remaining term of the Freeny Employment Agreement. If Mr. Freeny terminates his employment for good reason, he is entitled to continue to receive his base salary for the remaining term of the Freeny Employment Agreement and, in addition, one year following the date of his termination. If the Company intends to terminate Mr. Freeny's employment without cause, it must give him notice and he is entitled to terminate his employment for good reason.

TELLING EMPLOYMENT AGREEMENT

         Effective as of the Commencement Date, the Company entered into an employment agreement (the "Telling Employment Agreement") with John E. Telling, an executive of the Internet department of the Company. The initial term of the Telling Employment Agreement is for five years, with automatic one-year extensions. Pursuant to the Telling Employment Agreement, Mr. Telling receives an annual salary of $250,000, subject to annual review by the board of directors of the Company, which shall increase his salary at the annual consumer price index rate of increase and may further increase but not decrease such salary at the board of directors discretion. Mr. Telling is also entitled to receive various medical, dental and group insurance, pension and other retirement benefits, disability and other benefit plans and vacation as the Company makes available to its senior executive officers. Mr. Telling may be terminated in the event of his disability, for cause (as defined in the Telling Employment Agreement) or without cause and Mr. Telling may terminate his employment for good reason (as defined in the Telling Employment Agreement, which includes any termination of Mr. Telling's employment by the Company other than for cause and any change of control of the Company). If Mr. Telling is terminated for cause or without cause (subject to the right of Mr. Telling to terminate his employment for good reason) because of his death, he or his estate, as the case may be, will receive his salary and other benefits accrued as of the date of termination or death. If Mr. Telling's employment is terminated as a result of his disability, Mr. Telling will receive his salary and other benefits accrued as of the date of disability and 60% of his base salary for the period of disability but not exceeding the remaining term of the Telling Employment Agreement. If Mr. Telling terminates his employment for good reason, he is entitled to continue to receive his base salary for the remaining term of the Telling Employment Agreement and, in addition, one year following the date of his termination and all his Common Stock and options to purchase Common Stock will immediately vest. If the Company intends to terminate Mr. Telling's employment without cause, it must give him notice and he is entitled to terminate his employment for good reason.

         Pursuant to the Telling Employment Agreement, as of the Commencement Date, the Company issued Mr. Telling 9,099 shares of Common Stock (1.0% of the fully diluted outstanding Common Stock on such date), subject to certain vesting requirements. This issued stock vests as follows: 25% of the shares vested on July 1, 1999 and 25% of the shares vest each July 1 thereafter. If Mr. Telling fails to serve as an officer of the Company all unvested shares will be forfeited unless Mr. Telling terminated his employment for good reason.

         The Telling Employment Agreement also granted Mr. Telling options to purchase 27,296 shares (3% of fully diluted outstanding Common Stock as of such date) at the Exercise Price. These options are subject to the following vesting schedule: 25% of the shares vested on July 1, 1999 and 25% of the shares vest on each July 1 thereafter. If Mr. Telling fails to serve as an officer of the Company, unless he terminated his employment for good reason, the vesting will immediately cease, however, Mr. Telling can exercise all vested options after such time until the termination of the options. All of the options will vest upon any sale of the Company. Once an option to purchase shares has vested it will remain exercisable for five years from such vesting date.

STOCK AGREEMENTS

         Each of Jay A. Sekulow and John B. Damoose, directors of the Company, have entered into Stock Agreements with the Company (the "Stock Agreements"). The Stock Agreements are also effective as of the Commencement Date and provide that the party thereto (the "Party") shall receive certain compensation for his agreement to serve and continued service as a director of the Company. On the Commencement Date, the Company issued each Party 4,549 shares of Common Stock (0.5% of fully diluted outstanding Common Stock on such date), subject to vesting. This issued stock vests as follows: 25% of the shares vested on July 1, 1999 and 25% of the shares vest on each July 1 thereafter. If a Party fails for any reason to serve as a director, all unvested shares will be forfeited. Additionally, each Party is to receive a cash bonus after any portion of these shares vests that will equal all taxes payable by the Party as a result of the vesting and the payment of this bonus.

         The Stock Agreements also grant each Party options to purchase a certain number of shares of Common Stock at the Exercise Price. Messrs. Sekulow and Damoose received options to purchase 27,296 shares (3.0% of fully diluted outstanding Common Stock as of such date) and 9,099 shares (1.0% of fully diluted outstanding Common Stock on such date), respectively. These options are subject to the following vesting schedule: 25% of the shares vested on July 1, 1999 and 25% of the shares vest on each July 1 thereafter. If a Party ceases to serve as a director, the vesting will immediately cease, however, the Party can exercise all vested options after such time until the termination of the options. All of the options will vest upon any sale of the Company. Once an option to purchase shares has vested it will remain exercisable for five years from such vesting date.

         Tracy Freeny also individually agreed for a period of four years from the execution of such agreement to vote all of his shares of Common Stock for the Party and each of the other current directors of the Company for election to the board of directors of the Company. Also pursuant to a stock agreement with Mr. Sekulow which was replaced by the Stock Agreement, Carl Thompson agreed to vote for Messrs. Halliday, Damoose and Sekulow's election to the board of directors of the Company. In June 1999, Mr. Thompson executed an agreement pursuant to which he agreed to honor his agreements contained in such prior agreement.

SEPARATION AGREEMENT WITH CARL THOMPSON

         In April 1998, Mr. Thompson resigned as Senior Vice President and director of the Company. In connection with such resignation, the Company and Mr. Thompson entered into an agreement pursuant to which Mr. Thompson will receive (a) $40,000 a month until all accrued and unpaid returns of capital ($995,952 as of the date of the agreement) have been paid and (b) $20,000 a month for the remainder of his life so long as Mr. Thompson does not take any action significantly detrimental to the Company. The agreement also contains certain non-competition provisions which Mr. Thompson was required to comply with until April 1999.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH MESSRS. FREENY AND THOMPSON

         During 1995 and 1996 on various occasions, Tracy Freeny, at that time President of the Company; Carl Thompson, at that time Senior Vice President of the Company; and Willeta Thompson, Mr. Thompson's wife, sold shares of Common Stock owned by them to various third parties and loaned substantially all of the proceeds of such sales to the Company. The following table sets forth the terms of such sales of Common Stock:


                                                                                      Range of
                                                        Number of   Number of        Per Share
   Date of Sales              Seller                  Shares Sold   Purchasers       Sale Prices            Total Proceeds
   -------------              ------                  -----------   ----------       -----------            --------------
     June 1995             Carl Thompson                1,000.00         1          $   100                    $100,000

    August 1995            Tracy Freeny                 1,050.00         4              100                     105,000

    August 1995          Willeta Thompson                7143.76        35           40 to 150                  706,814

  September 1995           Tracy Freeny                 2,358.01        20           40 to 150                  249,743

   October 1995            Tracy Freeny                 6,484.65        12           60 to 150                  958,400

   November 1995           Tracy Freeny                   233.22         5          100 to 150                   24,725

   December 1995           Tracy Freeny                    33.00         1             30.30                      1,000

   January 1996            Tracy Freeny                 2,639.48        11           75 to 150                  276,633

   February 1996           Tracy Freeny                   446.99        10              150                      62,369

    April 1996             Tracy Freeny                    30.00         1              150                       4,500

         During 1995, 1996, 1997 and 1998, the Company repaid certain amounts owed by the Company to Messrs. Freeny and Thompson and Mrs. Thompson. The following table sets forth the terms of such loans and the repayment status of those loans (each of these Loans bore interest at 8% per annum):

          Date                   Payee          Original Principal Amount       Maturity Date          Payment Status
          ----                   -----          -------------------------       -------------          --------------
      June 1, 1995           Carl Thompson               $100,000               May 31, 1997       paid in full at maturity
     August 31, 1995        Willeta Thompson              658,813              August 31, 1997      paid in full in March
                                                                                                            1998
   September 30, 1995         Tracy Freeny                318,134            September 30, 1997    paid in full at maturity
    October 31, 1995          Tracy Freeny                962,120             October 31, 1997     paid in full at maturity
    November 30, 1995         Tracy Freeny                 29,765             November 30, 1997    paid in full at maturity
    December 31, 1995         Tracy Freeny                  9,399             December 31, 1997    paid in full at maturity
     March 31, 1996           Tracy Freeny                343,501              March 31, 1998      paid in full at maturity
  October 23, 1996 (1)        Tracy Freeny                345,000                demand note         paid in full in May
                                                                                                            1997

------------------------

(1)      This loan was not in connection with the sale of stock by the payee.

         In December 1997 Mr. Thompson borrowed $400,000 from a shareholder of the Company and subsequently loaned all of the proceeds therefrom to the Company. Mr. Thompson then directed the Company to make all payments in respect of his loan to the Company to the shareholder in satisfaction of his loan to Mr. Thompson. This loan bore interest at an imputed rate of 51% based on repayment of the loan in 10 monthly payments of $50,000. This loan has been paid in full.

         Additionally, during 1996, 1997 and 1998, Messrs. Freeny and Thompson and Tom Anderson, Mr. Thompson's son-in-law, periodically made short-term, non-interest bearing loans to the Company for working capital that remained outstanding from one day to up to three months. The following table sets forth the amounts advanced and repaid during such periods:


                                  1996                               1997                               1998
      Party              Loans         Repayments          Loans           Repayments          Loans          Repayments
      -----              -----         ----------          -----           ----------          -----          ----------
   Tracy Freeny        $845,000         $500,000          $601,000          $946,000          $497,824         $400,000
  Carl Thompson         155,000          155,000           120,000           120,000                --               --
   Tom Anderson         120,000          120,000                --                --                --               --

         Each of Messrs. Freeny and Thompson is a founder of the Company and acquired his original shares of Common Stock upon formation of the Company without payment of cash consideration. These shares represent a majority of the shares of Common Stock owned by each of them. During 1995, 1996 and 1997, the Company paid returns of capital to all shareholders except Messrs. Freeny and Thompson. As to them, the Company accrued returns of capital of $849,118, $1,659,443 and $1,260,343, respectively, to Mr. Freeny and accrued returns of capital of $301,827, $582,459 and $433,010, respectively, to Mr. Thompson on their shares of Common Stock. These returns of capital were accrued on the same per share basis as paid to all other shareholders of the Company. As of June 30, 1999, the Company's financial statements reflect outstanding non-interest bearing returns of capital payable to Messrs. Freeny and Thompson of $3,200,000 and $337,500, respectively. The Company began paying Mr. Thompson monthly installments of $40,000 towards these accrued but unpaid returns of capital in connection with his separation agreement with the Company. Pursuant to a letter agreement entered into in July 1999, the Company deferred payment to Mr. Freeny of his accrued returns of capital and Mr. Freeny agreed to such deferment until such time as the Company's financial condition improved and it has funds available, legally and in good business practice, to pay any such accrued returns of capital. In consideration for this deferral, Mr. Freeny's subordination of the accrued returns of capital to the Coast Loan and certain other acts performed by Mr. Freeny while President of the Company which were outside of the customary responsibilities of an officer such as personally guaranteeing debt, the Company will pay him $300,000 per year until the payment of the accrued returns of capital is resumed and, if resumed, all amounts paid to Mr. Freeny pursuant to this agreement shall be credited against his accrued returns of capital. The Company agreed to seek a determination of the propriety of paying the accrued returns of capital no later than December 31, 2001. In January 1995, the Company redeemed 2,140 shares of Common Stock for $214,164 from Mr. Freeny and 250 shares of Common Stock for $25,000 from Mr. Thompson.

         In addition, Messrs. Freeny and Thompson have received certain other payments from the Company more particularly described in Item 6 above.

TRANSACTIONS WITH VISIONQUEST

         VisionQuest was formed in March 1993 by the Company, Messrs. Freeny and Thompson and Shawn Rohrer, Mr. Freeny's son-in-law, to outsource substantially all of the Company's telemarketing service requirements. Messrs. Freeny and Thompson served as directors and officers of VisionQuest and Mr. Rohrer is the President and a director of VisionQuest. Effective January 1, 1999, pursuant to various written agreements, the Company and VisionQuest terminated their business relationship. The Company purchased from VisionQuest the rights to use all of VisionQuest's assets related to its call center located in Tahlequah, Oklahoma through December 1999 ("Tahlequah Assets") for the following consideration (i) 1,099,850 shares of common stock of VisionQuest, which represented approximately 48% of the outstanding stock of VisionQuest (397,100 of these shares were owned by the Company and 702,750 of these shares were owned by Tracy Freeny which he conveyed to the Company for no consideration immediately prior to the consummation of this transaction) and (ii) cancellation of all remaining amounts owed by VisionQuest to the Company pursuant to a promissory note dated December 31, 1997 in the original principal amount of $670,000 ($520,000 was owed as of the effective date of the transaction). VisionQuest also agreed until January 1, 2000 to provide telemarketing services for the Company if and when requested by the Company. If VisionQuest performs such services the Company will be charged an hourly rate which begins at $35 per hour and declines to $30 per hour if a certain amount of work is performed. Also, in connection with and as consideration for the transaction, each of the Company and VisionQuest executed mutual releases related to all prior dealings between the parties including all contracts or obligations between the two parties.

         The Company believes that the terms of its above-described transaction with VisionQuest were fair and in the best interests of the Company for the following reasons: (i) the value of the stock of VisionQuest was low because VisionQuest would no longer have the Company's telemarketing business, which represented a substantial portion of VisionQuest's business, (ii) the $520,000 obligation which was forgiven was a rate reduction given by VisionQuest to the Company in anticipation of a proposed business combination between the two entities and once those plans were discontinued, it became necessary to forgive such obligation and (iii) the Company determined it needed to establish a core telemarketing business and can use the Tahlequah Assets to begin establishing its own telemarketing center, which the Company believes it can operate on a more cost-effective basis than through its prior relationship with VisionQuest.

         The Company compensated VisionQuest for its service through variety of arrangements including commissions, hourly fees and overhead and expense reimbursements. In 1995, 1996, 1997 and 1998, the Company's total payments to VisionQuest were $11,103,000, $8,987,000, $5,274,000 and $6,209,000, respectively, which resulted in the Company paying VisionQuest an effective hourly rate of $36, $31, $33 and $50, respectively, in those years. The Company believes that VisionQuest charged the Company a higher rate for its services than it charged independent third parties and higher than the Company could have obtained in an arms-length transaction with an unaffiliated third party that provides the same telemarketing services.

         Mr. Freeny received compensation from VisionQuest in 1995, 1996 and 1997 totaling approximately $303,600, $414,000 and $6,500, respectively; Mr. Thompson received compensation from VisionQuest in 1995, 1996 and 1997 totaling approximately $292,000, $378,000 and $5,800, respectively; and Mr. Rohrer received compensation from VisionQuest in 1995, 1996 and 1997 totaling approximately $367,000, $503,000, and $590,000, respectively. In January 1997 all compensation paid to Messrs. Freeny and Thompson from VisionQuest was permanently discontinued.

         Periodically during 1997 and 1998, VisionQuest made short-term working capital loans to the Company. These loans ranged from $50,000 to $100,000, did not bear interest and were repaid within three to five business days. All of these loans have been paid in full.

         In connection with its telemarketing services, VisionQuest utilized the Company's telecommunication services and paid the Company's out-of-pocket expenses for such services. In 1995, 1996, 1997 and 1998, VisionQuest paid the Company approximately $930,000, $1,030,000, $788,000 and $1,001,000 for
telecommunication services.

TRANSACTIONS WITH HEBRON

         Hebron was formed in December 1995 to provide certain telecommunications services to the Company. Hebron's primary assets consist of various equipment and leases for equipment utilized in telecommunications switching network services ("Switching Assets"), a 20-story, 195,000 square foot office tower in Oklahoma City, Oklahoma, where the Company's principal executive offices and substantially all of its operations are located, and certain assets jointly-developed with the Company and used in connection with the Company's Internet operations ("Internet Assets"). John Telling, a director of the Company, has been the President and Chief Executive Officer and a director of Hebron since its formation in December 1995 and is also a major shareholder of Hebron. In 1996, 1997, 1998 and the first six months of 1999, Hebron paid Mr. Telling $47,859, $112,308, $187,308 and $116,987, respectively, as salary and cash bonuses for his services to Hebron and in 1998

Mr. Telling received a bonus of Hebron stock valued at $225,000. Each of Messrs. Freeny and Thompson served as directors and officers of Hebron from its formation until November 1996 and are shareholders of Hebron and John Damoose, a director of the Company, is a director of Hebron. Messrs. Telling, Freeny and Thompson received stock in Hebron for serving as directors of Hebron. As of June 30, 1999, Mr. Telling and his wife, collectively, and Messrs. Freeny and Thompson owned 8.80%, 5.87%, and 5.87%, respectively, of the outstanding stock of Hebron. Mr. Damoose does not own any stock in Hebron and receives no compensation for serving as a director of Hebron. In December 1998, Messrs. Freeny and Thompson each returned the 2,500 shares of Hebron stock they received for serving as directors of Hebron.

         Effective February 1, 1999, the Company began operating the Switching Assets and the Internet Assets and, on April 30, 1999 pursuant to an asset purchase agreement, agreed to acquire all of such assets (the "Hebron Acquisition"). At the closing of the Hebron Acquisition, the Company shall pay to Hebron the following: (i) as consideration for the Switching Assets, $567,073 in the form of a promissory note (the "Switch Note") and (ii) as consideration for the Internet Assets, $584,295 plus or minus closing prorations in the form of a promissory note ("Internet Note"). Also, upon execution of the agreement, the Company issued to Hebron a promissory note ("Payables Note") in the amount of $2,274,416 as consideration for amounts owed by the Company directly to Hebron for switching services prior to February 1, 1999. Also in connection with the Hebron Acquisition, the Company will assume the following liabilities of
Hebron: (a) all liabilities under contracts it is assuming related to the Switching Assets and Internet Assets, (b) the costs of Hebron in excess of its revenues in winding up its business from February 1, 1999 until 13 months from the closing of the Hebron Acquisition, with such costs not to exceed $1,156,000, with any such payments to be credited against the outstanding principal balance of the Switch Note and Internet Note, and (c) all outstanding accounts payable of Hebron to unaffiliated third parties which result from the use by the Company of the Switching Assets which total $2,338,580. One of the contracts to be assumed by the Company is a long term contract between Hebron and IXC Communications, Inc. ("IXC") pursuant to which Hebron contracts for services guaranteeing IXC a minimum of $550,000 monthly revenue from such contract. All of the Company's obligations pursuant to the Switch Note, Internet Note and Payables Note are guaranteed by Mr. Freeny, with such guaranty being secured by a pledge of 50,000 shares of Common Stock owned by Mr. Freeny. At the closing of the Hebron Acquisition, each of Messrs. Freeny and Thompson and another individual will deliver the 20,000 shares of Hebron Stock owned by each of them to Hebron and in return Hebron will transfer to each of them 2,000 shares of Common Stock owned by Hebron.

         The Switch Note and the Internet Note have identical terms which are as follows: interest accrues at 12.50% per annum for the first nine months after issuance and 16.25% per annum thereafter, accrued interest is paid monthly in arrears, principal is payable in six equal installments with the first payable due 13 months from issuance and continuing each month thereafter until paid in full 18 months from such issuance and all obligations under these notes will be subordinated to the Coast Loan. The Payables Note was issued effective as of February 1, 1999 and its terms are identical to the Switch Note and the Internet Note except that the outstanding principal amount of the Payables Note is due and payable in one installment on August 31, 2000. The Closing of the Hebron Acquisition is subject to (i) shareholder approval of Hebron, (ii) the issuance of a fairness opinion with respect to the terms of the Hebron Acquisition and
(iii) certain other customary closing conditions. In connection with the Hebron Acquisition, Hebron is required to submit a plan of liquidation to its shareholders and, if approved, proceed with the orderly liquidation of Hebron. The Company believes the Hebron Acquisition will be consummated prior to the end of 1999.

         The Company believes that the terms of its above-described transaction with Hebron were fair and in the best interests of the Company because (i) the purchase of the Switching Assets allows the Company to have both switchless and certain switched long distance under its full control, (ii) the Company paid Hebron's net book value for the Switching Assets, (iii) the Company reimbursed Hebron for Hebron's out-of-pocket costs for the Internet Assets, (iv) the Company believes it can operate both the Switching Assets and Internet Assets on a more effective and cost efficient basis than through its prior relationship with Hebron and (v) the Company was able to convert a significant account payable into a long term subordinated obligation.

         In 1995, the Company purchased equipment which was then sold to Hebron in March 1996 for the Company's cost basis in such equipment. Also in 1995, the Company entered into a lease agreement with a third party to lease the required switching network equipment. In March 1996, the Company sublet this equipment to Hebron on identical terms as the Company's lease terms and ultimately assigned the lease to Hebron in July 1996, but the Company remained a guarantor of the lease obligation. Finally, the Company assigned a telecommunications services agreement to Hebron. During 1996, 1997, 1998 and the first month of 1999, the Company incurred telecommunications services expense payable to Hebron of approximately $4,685,000, $13,529,000, $14,736,000 and $1,469,000, respectively.
In 1997, the Company believes that it could have obtained the services provided by Hebron on more favorable terms in an arm's length transaction with an unaffiliated third party. However, in 1998 the Company and Hebron adjusted the rates being charged so that the Company was paying Hebron generally what the Company would pay for similar services in an arm's length transaction with an unaffiliated third party.

         In December 1995, the Company advanced Hebron $170,000 to make the cash payment to purchase the office building owned by Hebron. This advance was interest free and repaid in March 1996. Beginning in 1996, the Company leased office space from Hebron. Since January 1998, the Company's principal executive offices and office space for substantially all of its operations were being leased from Hebron. During 1996, 1997, 1998 and the first six months of 1999, the Company incurred rent expense payable to Hebron of approximately $25,000, $110,000, $380,000 and $268,000, respectively. The Company believes that the terms of the lease with Hebron were at least as favorable to the Company as could have been obtained in an arm's length transaction with an unaffiliated third party.

         In December 1996, Hebron began providing advance funding to the Company on billings transmitted by the Company to certain LECs. Certain shareholders of Hebron, including Judith Telling, Mr. Telling's wife, and Art Richardson and David Dalton, each directors of Hebron, loaned Hebron money at 18% per annum so that Hebron could make the loans to the Company. The Company assigned specific LEC tapes to an independent escrow agent designated by Hebron, who would forward the tapes to the applicable LEC and, upon confirmation of receipt of the tape, advance up to 75% of the net tape amount to the Company. When the escrow agent received payment from the LEC it would remit payment to the Company of any remaining amounts owed to the Company after deducting interest of 18% per annum on the advance amount and factoring fees charged by Hebron of 2% of the tape amount plus $0.02 per call record. In 1996, 1997 and 1998, the Company incurred expenses in connection with these advances of approximately $57,000, $908,000 and $879,000, respectively. At December 31, 1998 all amounts had been repaid. Based on the amount of interest and factoring fees charged on these loans to the Company by Hebron pursuant to this program, the effective costs of funds on such loans was approximately 58% per annum. The Company believes that it could have obtained unaffiliated third party financing on more favorable terms. Additionally, Hebron periodically has made loans to the Company for working capital purposes in amounts less than $1,275,000, which bore interest at 10%.

         In 1996 and 1997, Hebron paid Mr. Telling and his wife aggregate dividends of $31,500 and $70,500, respectively, with respect to the stock they owned in Hebron. Hebron also paid dividends of $23,625 and $52,875 to each of Mr. Freeny and Mr. Thompson in 1996 and 1997.

TRANSACTIONS WITH DIRECTORS

         Jay A. Sekulow, a director of the Company, is Chief Executive Officer, a director and 50% shareholder of Regency, and, through Regency, hosts a daily nationally syndicated radio talk show. The Company pays Regency $159,000 per month to fund a portion of the cost that Regency incurs in creating this show and Mr. Sekulow advertises the long distance services of the Company extensively during the show at no additional charge. Regency also receives 10% of certain collected revenues from the customers subscribed as a result of the advertising during the show. The Company estimates that it has received over 105,000 customer subscriptions as a result of advertising during Mr. Sekulow's show.

         Mr. Sekulow is also Chief Counsel of ACLJ and President and a director of CASE, both of which provide their membership list to the Company in return for receiving 10% of certain collected revenues from members of such organizations who become customers of the Company, which, like the arrangement with Regency, is the same arrangement that all other non-profit organizations have with the Company. For 1996, 1997, 1998 and the first six months of 1999, Regency, ACLJ and CASE collectively received aggregate payments from the Company as a result of these arrangements (but not including amounts funded by the Company in respect of the radio show) of approximately $231,000, $775,000, $1,062,000 and $544,000, respectively. Additionally, these non-profit organizations receive an agent commission ranging between 2 and 3% of certain collected revenues which for 1996, 1997, 1998 and the first six months of 1999, were approximately $44,000, $168,000, $497,000 and $59,000, respectively.

         From August 1997 through November 1997, CASE loaned the Company an aggregate of $1,000,000 ("CASE Loan"). The terms and conditions of the CASE Loan have been subsequently amended. The CASE Loan accrued interest at 10% and a portion of the principal had been repaid. In April 1999, the outstanding principal balance and all accrued interest thereon of the CASE Loan was converted into a new note payable to CASE in the original principal amount of $850,000, of which $588,183 was the remaining principal balance and accrued interest of the CASE Loan and $261,817 was a new loan from CASE to the Company (the "CASE Note"). The CASE Note bears interest at 10% per annum which is payable monthly and the entire outstanding principal balance is payable in full in April 2004 which can be extended at CASE's option for an additional five years on the same terms and conditions. The CASE Note is subordinated to the Coast Loan and is convertible at any time into shares of Common Stock, at the option of CASE, at per share price equal to the lower of (i) the fair market value of the Common Stock on January 1, 1998, as determined by an appraisal, or (ii) the lowest publicly traded price of the Common Stock three months following the establishment of a public trading market for the Common Stock. Prior to the fourth anniversary of the Note, the Company has the right to prepay the CASE Note at a 10% premium to its then appraised value (including conversion value) ("Prepayment Right"). The Company also had the option, which it did not exercise, to borrow an additional $150,000 from CASE on or prior to June 20, 1999. In connection with the issuance of the CASE Note, the Company is required to issue CASE warrants to purchase 3,400 shares of Common Stock for $0.01 per share. The Company believes that the terms and conditions of the CASE Loan and CASE Note were at least as favorable as the Company could have obtained in an arm's length transaction with an unaffiliated third party.

         In June 1998, John Damoose, a director of the Company, loaned the Company $150,000. The loan accrued interest at 18% and $50,000 of the principal was repaid in May 1999. In May 1999, the outstanding principal balance and all accrued interest thereon of the Damoose Loan was converted into a new note payable to Mr. Damoose in the original principal amount of $100,000 ("Damoose Note"). The terms of the Damoose Note and the terms of the CASE Note are identical other than the amounts. The Damoose Note matures in April 2001 and can be extended, at Mr. Damoose's option, for an additional three years on the same terms and conditions. In connection with the issuance of the Damoose Note, the Company is required to issue Mr. Damoose warrants to purchase 400 shares of Common Stock for $0.01 per share. The Company believes that the terms and conditions of the Damoose Loan and Damoose Note were at least as favorable as the Company could have obtained in an arm's length transaction with an unaffiliated third party.

         From 1997 until October 1998, Mr. Halliday, the President, Chief Executive Officer and a director of the Company, was a partner in the law firm of WRF and Mr. Halliday continues to serve as Of Counsel with WRF for matters which do not involve the Company. In 1997, 1998 and the first six months of 1999, the Company paid WRF $69,000, $741,000 and $467,000, respectively, for legal fees and expenses and does not include any amounts paid by the Company directly to Mr. Halliday for his services. WRF billed the Company its standard billing rates for work performed for the Company. WRF will continue to perform work for the Company in the future, which will continue to be billed to the Company at WRF's standard rates.

         In March 1997, Judith Telling, John E. Telling's wife, loaned Tracy C. Freeny $150,000 which was secured by 10,000 shares of Common Stock owned by Mr. Freeny. In March 1999, Mr. Freeny granted Mrs. Telling an option to purchase 10,000 shares of Common Stock owned by Mr. Freeny, with an exercise price of $50 per share with respect to 5,000 shares and $100 with respect to 5,000 shares. In connection with the stock option agreement, Mrs. Telling applied the outstanding balance of the March 1997 loan against the exercise price of such shares lowering the respective exercise prices to $35 and $85 per share. Also, in March 1999, Mrs. Telling exercised the option to purchase 5,000 shares for $35 per share for an aggregate additional price (without giving effect to the application of the outstanding balance of the 1997 loan) of $175,000.

         In addition, Messrs. Halliday, Damoose and Sekulow received and are entitled to receive certain other payments from the Company more particularly described in Item 6 above.

OTHER MISCELLANEOUS TRANSACTIONS

         In 1997, the Company entered into 25-year sales representative agreements with certain of its key sales representatives, including, Tom Anderson, Mr. Thompson's son-in-law; Diana Riske, Mr. Telling's daughter; and Jeff Cato, Mr. Freeny's son-in-law. The agreements provide that the sales representatives will receive a commission of 3% of the net domestic billings of customers who subscribe to the Company's telecommunication services either directly or indirectly through any subscriber, business or organization procured as a result of the sales representatives contact with such subscriber, business or organization. In addition, the sales representatives will receive a commission of 1% of the net domestic billings of customers subscribed through any sales representative of the Company recruited by the sales representative. The sales representatives will receive substantially all of the payments under these agreements if they die or are terminated, with or without cause, during the term of the agreement. One sales representative who also has a 25-year sales representative agreement, David Dalton, has received over $700,000 per year for each of 1996, 1997 and 1998 under his agreement. For 1997, 1998 and the first six months of 1999, Mr. Anderson, Ms. Riske and Mr. Cato received salary and commissions of approximately $232,000, $206,000 and $75,000; $51,000, $55,000
and $43,000; and $94,000, $134,000 and $68,000, respectively. In April 1998, Mr.
Anderson resigned as an employee of the Company and, pursuant to the terms of a separation agreement with Mr. Anderson, the Company will pay him 100% of all amounts under his agreement until the Company completes an initial public offering when he will receive 75% of such amounts. In July 1999, Mr. Cato voluntarily agreed to terminate his contract.

ITEM 8.           LEGAL PROCEEDINGS

INVESTIGATION BY THE SECURITIES AND EXCHANGE COMMISSION

         In 1995, the Company determined that it may not have registered its securities with the Commission when it was obligated to do so under the federal securities laws and that, consequently, it may have engaged in the sale or delivery of unregistered securities in violation of the federal securities laws. In July 1996, the Company voluntarily reported this information to the Commission, which then instituted an investigation into whether the (a) Company;
(b) Tracy L. Freeny, the Company's Chairman of the Board and, at that time, the Company's President; and (c) Carl D. Thompson, at that time, the Company's Senior Vice President had violated any of the federal securities laws. In 1997, the Commission requested documents relating to Hebron's sale and delivery of securities. The Company, Freeny, Thompson, and Hebron cooperated with the Commission during this investigation. The Company provided the Commission a "discussion only" draft of a Form 10 Registration Statement for the three-year period ended December 31, 1995 as well as other documents as requested by the Commission. Mr. Freeny and Mr. Thompson voluntarily gave sworn statements to the Commission in 1997. Hebron also voluntarily provided documents to the Commission when requested to do so.

         On September 24, 1997, the Commission's staff attorney who was conducting the investigation informed the Company that she intended to recommend to the Commission that it institute cease-and-desist proceedings against the Company based upon the staff's belief that the Company violated Sections 5(a) and 5(c) of the Securities Act of 1933, as amended ("Securities Act"), and
Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and

Rule 12g-1 promulgated under the Exchange Act ("Rule 12g-1"). Also on September 24, 1997, the Commission's staff attorney informed Messrs. Freeny and Thompson, and Hebron that she intended to recommend that the Commission institute cease-and-desist proceedings against them. On July 15, 1998, the Company and Messrs. Freeny and Thompson each executed an offer of settlement (the "Offers") that were contingent upon the Commission accepting the staff attorney's recommendation. In the Offers, the Company and Messrs. Freeny and Thompson consented to the entry of a cease-and-desist order which provided that they would cease and desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act and Section 12(g) of the Exchange Act and Rule 12g-1. Additionally, in the Offers, Hebron consented to the entry of a cease-and-desist order which provided that it would cease and desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act.

         On July 23, 1998, the Commission approved the Commission's staff attorney's recommendation and accepted the Offers. On July 30, 1998, the Commission issued a cease-and-desist order which stated that (a) the Company, Messrs. Freeny and Thompson, and Hebron had violated Sections 5(a) and 5(c) of the Securities Act; (b) the Company had violated Section 12(g) of the Exchange Act and Rule 12g-1; and (c) Messrs. Freeny and Thompson had caused the violation of Section 12(g) of the Exchange Act and Rule 12g-1. The Commission ordered the Company, Messrs. Freeny and Thompson, and Hebron to cease and desist from committing or causing any violations and any future violations of Sections 5(a) and 5(c) of the Securities Act and the Company and Messrs. Freeny and Thompson to cease and desist from committing or causing any violations or future violations of Section 12(g) of the Exchange Act and Rule 12g-1. The Commission did not order any monetary penalties, fines, sanctions, or disgorgement against the Company, Messrs. Freeny or Thompson, Hebron or anyone else associated with the Company or any of the other parties.

INVESTIGATIONS BY STATE SECURITIES COMMISSIONS

         In December 1994, the Washington Department of Financial Institutions - Securities Division ("WDS") notified the Company that it was aware that the Company may have offered unregistered securities to residents of the State of Washington and instructed the Company to cease and desist such offers and to provide information with respect to any sales of such securities. In April 1997, the WDS told the Company that it was trying to close its file on the Company and attempted to serve a subpoena on the Company that sought various documents relating to the Company's shareholders in Washington state. The Company voluntarily produced documents in response to the improperly-served subpoena in May 1997. The WDS has not corresponded with the Company since May 1997.

         In February 1996, the Oklahoma Department of Securities ("ODS") made an inquiry to the Company with regard to the basis upon which the Company and Hebron had offered and sold securities and effected issuances of short-term notes under an advance payment loan program, without registration under the Oklahoma Securities Act. The Company responded to such inquiry in February 1996 advising the ODS that neither the Company nor its Oklahoma counsel believed that the short-term notes issued under the advance payment loan program constituted securities, and claiming that the Common Stock was exempt from registration under Section 401(b)(9)(B) of the Oklahoma Securities Act. Hebron responded to the ODS inquiry under separate cover in February 1996. In its response, Hebron stated that it had not engaged in an advance payment loan program, that it had authorized a private offering and sale under Section 4(6) of the Securities, Rule 505 of Regulation D promulgated under the Securities Act and, as applicable, state Uniform Limited Offering Exemptions. Neither the Company nor Hebron have had any further contact with the ODS since their responses.

LIABILITIES FOR BREACH OF SECURITIES LAW

         Substantially all of the Company's sales of Common Stock and certain notes, other than sales to officers and directors of the Company, failed to comply with certain provisions of the federal and states' securities laws, including compliance with registration requirements and, possibly, compliance with anti-fraud provisions. The Company and two of its officers, after voluntarily presenting these facts to the Commission in August 1996, consented in July 1998 to the entry of a cease and desist order from the Commission concerning violations of the federal securities laws.

         The federal securities laws provide legal causes of action against the Company by persons buying the securities from the Company including action to rescind the sales. With respect to the offerings described above, the statutes of limitations relating to such actions appear to have expired for sales made by the Company more than three years ago. Substantially all of these sales were made by the Company more than three years ago. However, with respect to such sales, other causes of action may exist under federal law, including causes of action for which the statute of limitation may have not expired.

         While certain suits under the federal acts may be barred, similar laws in many of the states provide similar rights. The Company sold stock to persons in over forty states, and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. The statutes of limitations for these rights typically do not begin running until a purchaser discovers the violation of the law, and therefore in most instances, and depending on individual circumstances, the statute of limitations do not appear to limit those rights for most purchasers of securities from the Company. Also, depending on the law of the state and individual circumstances, monetary damages and other remedies may be granted for breach of state securities laws. Accordingly, the Company has a significant, material contingent liability under state securities laws for those sales of approximately $10.0 million at June 30, 1999. However, if the Company redeems any shares of Common Stock, the holders of such shares would no longer have a claim under state securities laws.

         Additionally, the Company may be liable for rescission or other remedies under states securities laws to the purchasers of the Hebron common stock because of the relationships of the two companies, creating an additional significant, material contingent liability to the Company of approximately $3.5 million at June 30, 1999. While the Company may have liability for rescission of the sales of the Hebron securities, the holders of Hebron securities will not have any damages under the rescission rights if Hebron successfully completes its currently proposed liquidation. See Item 7 below for a description of the Hebron transaction including its proposed liquidation. If the liquidation is completed as currently proposed, and the Company pays the notes in full, the Company anticipates that the Hebron shareholders would receive assets in the liquidation with a value greater than the value of their rescission rights.

         If purchasers of securities of either the Company or Hebron are successful in asserting any of the above-described claims, it could have a material adverse effect on the Company.

OTHER LEGAL PROCEEDINGS

         The Company is not party to any other material pending legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         There is no established public trading market for the shares of Common Stock and the Company currently does not intend to seek inclusion of the shares of Common Stock in any established public trading market. At August 31, 1999, there were 838,926 outstanding shares of Common Stock owned by approximately 1,200 holders of record. All of the outstanding shares of Common Stock can be sold pursuant to Rule 144 of the Securities Act without limitations except for 251,280 shares of Common Stock held by affiliates of the Company. All but 22,747 shares of the shares held by affiliates may be sold subject to the limitations provided for in Rule 144. As of June 30, 1999, the Company had issued (i) options to purchase an aggregate of 90,987 shares of Common Stock to certain of its officers and directors, (ii) warrants to purchase an aggregate of 3,800 shares of Common Stock to certain creditors of the Company and (iii) convertible notes in the aggregate principal amount of $385,800 ("Convertible Notes"). The Convertible Notes generally have no specified maturity date and are convertible into Common Stock at the option of the Company. The Convertible Notes contain varying terms with respect to conversion price. Some of the Convertible Notes contain specific conversion prices while others do not set forth a conversion price. With respect to the Convertible Notes which do not contain specific conversion prices, the Company has assumed between $135 and $150 per share conversion prices. Based on the foregoing assumptions, the Company estimates that the outstanding Convertible Notes are convertible into 2,765 shares of Common Stock. Additionally, if Mr. Halliday is employed by the Company on May 24, 2002, the Company is required to issue him options to purchase shares of Common Stock equal to 2% of the fully diluted outstanding Common Stock on such date. The Company has not granted any registration rights to any holder of its Common Stock or any person who has the right to acquire Common Stock.

         During 1996 and 1997, the Company declared returns of capital on its shares of Common Stock of $8,137,721 and $6,193,684, respectively, all of which were paid when declared or have been subsequently paid except for $3,200,000 and $337,500 which were accrued and are payable as of June 30, 1999 to each of Messrs. Freeny and Thompson, respectively. The Company has not declared any returns of capital or other cash dividends or distributions on its shares of Common Stock since December 31, 1997. The Company does not anticipate paying any other cash dividends in the foreseeable future and anticipates that future earnings will be retained to finance operations. Furthermore, the terms of the Coast Loan limit the payment of any returns of capital or other dividends or distributions to its shareholders.

ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES

         The following table sets forth information regarding the sale by the Company of Common Stock not registered under the Securities Act since July 31, 1996:

            Date                                Purchaser                        Number of Shares        Purchase Price
            ----                                ---------                        ----------------        --------------
     September 25, 1996                        Kevin Weeks                              80.00                 $   6,000
       October 3, 1996                     Charles Bowman, IRA                         100.00                    15,000
       October 3, 1996                 Freeman & Associates - SEP                      100.00                    15,000
      October 16, 1996                       Barbara Smythe                            133.33                    20,000
      October 16, 1996                        Robert Smythe                            200.00                    30,000
      November 5, 1996                  Ralph or Betty Wilkerson                       145.00                    21,750
      November 5, 1996                      Stephen Wilkerson                           40.00                     6,000
      November 5, 1996                    Norman or Vicki Allen                         54.00                     8,100
      November 5, 1996                   R.E. or Glenda Merriman                        10.00                     1,500
      November 8, 1996                     Jim or Gloria Argue                           2.00                       270

         All of these shares were issued upon exercise of previously granted stock options.

         The consideration received by the Company from the issuance of all the securities set forth above was cash. Exemption from registration for all of the sales was claimed under Section 4(2) of the Securities Act regarding transactions not involving any public offering. No commissions were paid by any person in connection with these sales.

ITEM 11.          DESCRIPTION OF COMPANY'S SECURITIES TO BE REGISTERED

GENERAL

         The Company has authorized capital stock consisting of 1,000,000 shares of Common Stock, $0.10 par value. As of August 31, 1999, there were 838,926 outstanding shares of Common Stock owned by approximately 1,200 holders of record. All outstanding shares of Common Stock are fully paid and nonassessable. All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Votes are not cumulated in the election of directors. Shareholders have no preemptive or subscription rights. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and are entitled, upon liquidation to share ratably in all assets remaining after payment of liabilities. The Company is the transfer agent and registrar for the Common Stock, but reserves the right to retain a third party to perform such services.

REDEMPTION RIGHTS

         While the Company's Certificate of Incorporation authorizes the Company only to issue a single class of Common Stock, the Company has from time to time entered into various contracts with certain of its shareholders pursuant to which the Company agreed, upon request of one or more of such shareholders, to redeem the shares of Common Stock owned by such shareholder. The Company has for financial accounting purposes segregated its Common Stock into two distinct groups, redeemable and non-redeemable. Of the 816,379 shares of Common Stock outstanding at June 30, 1999, 15,737 shares are characterized as redeemable and are held of record by approximately 150 shareholders and 800,642 shares are characterized as non-redeemable and are held of record of by approximately 1,050 shareholders.

         The Company has entered into four variations of redemption agreements, which it classifies as Type A, Type B, Type C and Type D. Generally, each redemption agreement provides that the shares of Common Stock shall be repurchased for an amount that gives the shareholder a specified rate of return based on the length of time the shareholder owned such shares. Type A agreements were issued primarily between October 1992 and December 1992 and Type B agreements were issued primarily between January 1993 and May 1995. Both the Type A and Type B agreements provide that shareholders owning their shares of Common Stock between 6 months and one year receive a 12% annual return; between one year and 18 months receive a 15% annual return; and between 18 months and two years receive an 18% annual return. All of the Type A and Type B agreements are no longer exercisable pursuant to their terms.

         Type C agreements were issued primarily between July 1992 and September 1992 and have terms identical to the Type A and Type B agreements except that these agreements remain exercisable without limitation and the Company agreed to redeem the shares of Common Stock owned for more than two years for the highest price shares of Common Stock have been sold to an investor. Type D Agreements have no expiration and were issued from May 1995 until the Company discontinued issuing redemption agreements altogether in February 1996. Type D agreements provide that shareholders owning their shares of Common Stock less than one year receive a 10% annual return; between one year and 18 months receive a 15% annual return; between 18 months and three years receive an 18% annual return; and over three years an amount based on the estimated market price for the shares of Common Stock, as determined by management. At June 30, 1999, of the 15,737 shares of Common Stock that were classified as redeemable, 0 shares, 0 shares, 1,577 shares and 14,160 shares were subject to Type A, Type B, Type C and Type D agreements, respectively. Irrespective of the existence of these redemption obligations, certain factors both legal and economic may affect or restrict the ability of the Company to make a redemption.

ANTI-TAKEOVER STATUTES

         Section 1090.3 of the Oklahoma General Corporation Act ("OGCA") contains provisions prohibiting a broad range of business combinations, such as a merger or consolidation, between an Oklahoma corporation with a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system or held of record by 1,000 or more shareholders, and an "interested shareholder" (which is defined as any owner of 15% or more of the corporation's stock) for three years after the date on which such shareholder became an interested shareholder, unless, among other things, the stock acquisition which caused the person to become an interested shareholder was approved in advance by the corporation's board of directors. Because the Company has more than 1,000 shareholders, it is subject to this
Section 1090.3.

         Sections 1145 through 1155 of the OGCA also contain provisions regulating a "control share acquisition" which effectively deny voting rights to shares of an Oklahoma corporation acquired in control share acquisitions unless a resolution granting such voting rights is approved at a meeting of shareholders by affirmative majority of all voting power, excluding all interested shares. A control share acquisition is one in which a purchasing shareholder acquires more than one-fifth, one-third, or a majority, under various circumstances, of the voting power of the stock of an "issuing public corporation." An "issuing public corporation" is an Oklahoma corporation that has (i) any class of securities registered pursuant to Section 12 or subject to
Section 15(d) of the Exchange Act; (ii) 1,000 or more shareholders; and (iii) either (a) more than 10% of its shareholders are Oklahoma residents; (b) more than 10% of its shares owned by Oklahoma residents; or (c) at least 10,000 shareholders are Oklahoma residents. Upon filing of this Form 10, the Company will meet the statutory definition of an "issuing public corporation" and will be subject to the control share acquisition provisions of the OGCA.

RIGHT OF FIRST REFUSAL

         The Bylaws of the Company provide that any shareholder desiring to transfer its shares of Common Stock ("Selling Shareholder") must first comply with a right of first refusal in favor of Tracy Freeny, Aubrey Price, Carl Thompson and any other shareholder owning 11,000 or more shares of Common Stock (a "Major Shareholder") and, if the Major Shareholders decline such right, the Company. A Selling Shareholder must give written notice to the Company of its intention to sell and the Company will forward notice of the same to each Major Shareholder. A Major Shareholder has 15 days from mailing of notice by the Company to express its intention to purchase the shares being sold. If none or less then all of the shares are purchased by the Major Shareholders and the Company, the Selling Shareholder shall thereafter be entitled to sell all shares not purchased.

ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 1031 of the OGCA empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit. Further, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Additionally, a corporation is required to indemnify its directors and officers against expenses to the extent that such directors or officers have been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein.

         An indemnification can be made by the corporation only upon a determination made in the manner prescribed by the statute that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in the OGCA. The indemnification provided by the OGCA shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. A corporation also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred by such person in his capacity as a director, officer, employee or agent of the corporation, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability. The indemnification provided by the OGCA shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         The Company's Bylaws provide that the Company shall indemnify its officers, directors, employees and agents to the extent permitted by the OGCA.

ITEM 13.          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The financial statements and supplementary data are set forth following the signature page hereof beginning on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Not applicable.

ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS

         (a)      Financial Statements

         The Financial Statements listed below are filed as part of this Registration Statement on Form 10 following the signature page hereof beginning on page F-1.

                           Index to Consolidated Financial Statement
                           Independent Auditors' Report
                           Consolidated Balance Sheets as of December 31, 1997
                                    and 1998 and June 30, 1999
                           Consolidated Statements of Operations for the Years
                                    Ended December 31, 1996, 1997 and 1998 and the Six Months Ended June 30, 1998 and 1999
                           Consolidated Statements of Stockholders' Deficiency
                                    for the Years Ended December 31, 1996, 1997 and 1998 and the Six Months Ended June 30, 1998 and 1999
                           Consolidated Statements of Cash Flows for the Years
                                    Ended December 31, 1996, 1997 and 1998 and
                                    1998 and the Six Months Ended June 30, 1998
                                    and 1999

                           Notes to Consolidated Financial Statements

         (b)      Exhibits

                  3.1      -        Certificate of Incorporation of the Company
                  3.2      -        Bylaws of the Company
                  3.3      -        Secretary certificate regarding amended and restated bylaws
                  4.1      -        Form of certificate representing shares of the Company's common stock
                  4.2      -        Form of Type A Redemption Agreement
                  4.3      -        Form of Type B Redemption Agreement
                  4.4      -        Form of Type C Redemption Agreement
                  4.5      -        Form of Type D Redemption Agreement
                  4.6      -        Form of Convertible Note
                  4.7      -        Promissory Note dated April 20, 1999, payable by the Company to
                                    C.A.S.E., Inc.
                  4.8      -        Promissory Note dated April 20, 1999, payable by the Company to
                                    John Damoose
                  10.1     -        Agreement, dated as of April 13, 1998, between the Company and
                                    Carl Thompson
                  10.2     -        First Amendment to April 13, 1998 Agreement between Amerivision
                                    Communications, Inc. and Carl Thompson, dated as of December 31,
                                    1998, among the Company, Carl Thompson and Willeta Thompson
                  10.3     -        Employment Agreement, dated as of May 24, 1999 between the
                                    Company and Stephen D. Halliday
                  10.4     -        Stock Agreement, dated as of May 24, 1999, among the Company,
                                    Jay A. Sekulow and Tracy Freeny
                  10.5     -        Stock Agreement, dated as of May 24, 1999, among the Company,
                                    John Damoose and Tracy Freeny
                  10.6     -        Employment Agreement, dated as of May 24, 1999, between the
                                    Company and John E. Telling
                  10.7     -        Employment Agreement dated as of May 24, 1999 between the
                                    Company and Tracy Freeny
                  10.8     -        Reaffirmation of Commitments made in Employment Agreement of
                                    Stephen D. Halliday dated as of June 30, 1999
                  10.9     -        Reaffirmation of Commitments made in Stock Agreement of Jay A.
                                    Sekulow dated as of June 30, 1999
                  10.10    -        Agreement effective January 1, 1999, between the Company and
                                    VisionQuest
                  10.11    -        Telemarketing Services Agreement, effective as of January 1, 1999 between the Company and VisionQuest
                  10.12    -        Clarification to Agreement, effective as of June 9, 1999, by and between the Company and VisionQuest
                  10.13    -        Asset Purchase Agreement, dated as of April 30, 1999, among Hebron, the Company, Tracy Freeny, Carl Thompson and S. T. Patrick.

                  10.14    -        Lease/License Agreement, dated as of April 30, 1999 between Hebron and the Company.
                  10.15    -        Form of Promissory Note payable by the Company to Hebron (form to be used with respect to Switch Note and Internet Note)
                  10.16    -        Promissory Note dated February 1, 1999, in the original principal amount of $2,274,416 payable by the Company to Hebron
                  10.17    -        Capital Stock Escrow and Disposition Agreement dated April 30,
                                    1999 among Tracy C. Freeny, Hebron and Bush Ross Gardner Warren
                                    & Rudy, P.A.
                  10.18    -        Loan and Security Agreement dated as of February 4, 1999 between
                  10.18.1  -        Amendment Number One to Loan and Security Agreement dated as of
                                    October 12, 1999 between the Company and Coast Business Credit
                **10.19    -        Telecommunications Services Agreement dated April 20, 1999 by and between the Company and WorldCom Network Services, Inc.
                **10.20    -        Program Enrollment Terms dated April 20, 1999 between the Company and WorldCom Network Services, Inc.
                  10.21    -        Security Agreement dated April 20, 1999 by and between the Company and WorldCom Network Services, Inc.
                  10.22    -        Letter Agreement dated July 14, 1999 between the Company and
                                    Tracy C. Freeny
                  10.23    -        Employment Agreement dated December 31, 1998, between the
                                    Company and Kerry Smith
                  21.1     -        List of subsidiaries of the Company
                  23.1     -        Consent of Cole & Reed, P.C.
                  27.1     -        Financial Data Schedule
                  27.2     -        Financial Data Schedule


** Information from this agreement has been omitted because the Company has requested confidential treatment. The information has been filed separately with the Securities and Exchange Commission.

                                   SIGNATURE

         Pursuant to the requirements of the Section 12 of Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AMERIVISION, INC.


Date: October 14, 1999                   By:
                                             /s/ Stephen D. Halliday
                                            -----------------------------------
                                         Stephen D. Halliday
                                         President and Chief Executive Officer

Audited Consolidated Financial Statements

AMERIVISION COMMUNICATIONS, INC.

As of December 31, 1997 and 1998, and
  for the Years Ended December 31, 1996, 1997 and 1998


Independent Auditors' Report.................................................1
Consolidated Balance Sheets..................................................2
Consolidated Statements of Operations........................................4
Consolidated Statements of Stockholders' Deficiency..........................5
Consolidated Statements of Cash Flows........................................6
Notes to Consolidated Financial Statements...................................8

                         [COLE & REED, P.C. LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
AmeriVision Communications, Inc.
Oklahoma City, Oklahoma


We have audited the accompanying consolidated balance sheets of AmeriVision Communications, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmeriVision Communications, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                  /s/ COLE & REED, P.C.

Oklahoma City, Oklahoma
April 30, 1999, except for Note C, for which the effective date is September 24, 1999.

CONSOLIDATED BALANCE SHEETS (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


                                                                  December 31     June 30
                                                                1997      1998     1999
                                                              -------   -------   --------
                                                                                (Unaudited)
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                 $    15   $   635   $ 1,502
    Accounts receivable, net of allowance for uncollectible
        accounts of $233 and $393 at December 31, 1997
        and 1998                                               15,810    11,800    17,469
    Other receivables                                             746        --        --
    Receivables from related parties                              503       152        --
    Investment in and note receivable from affiliate              150       578        --
    Telemarketing center operation rights                          --        --       193
    Prepaid expenses and other current assets                      69       231       491
                                                              -------   -------   -------
                                  TOTAL CURRENT ASSETS         17,293    13,396    19,655



OTHER ASSETS
    Property and equipment, net                                 1,067     1,118     4,120
    Investment in and note receivable from affiliate              537        --        --
    Net deferred income tax benefits                            4,877     5,520     3,301
    Covenants not to compete                                       --       546       596
    Asset held for disposal                                       715       500        --
    Other assets                                                   65       179       450
                                                              -------   -------   -------
                                                                7,261     7,863     8,467
                                                              -------   -------   -------

                                  TOTAL ASSETS                $24,554   $21,259   $28,122
                                                              =======   =======   =======


The accompanying notes are an integral part of these financial statements.

AMERIVISION COMMUNICATIONS, INC.


                                                                                  December 31        June 30
                                                                               1997        1998        1999
                                                                             --------    --------    --------
                                                                                                    (Unaudited)
LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
    Accounts payable and accrued expenses                                    $ 16,120    $ 21,487    $ 14,761
    Accounts payable to related parties                                         3,854       3,232          --
    Borrowings under operating lines of credit                                  8,379       3,706      13,827
    Accrued interest payable                                                      249         292         141
    Short-term notes payable to individuals                                     5,562       5,268       3,508
    Returns of capital payable to stockholders                                  1,090          --          --
    Accrued returns of capital to related party, current portion                  242          --          --
    Loans and notes payable to related parties, current portion                 1,730         686       1,472
    Current portion of other notes payable and capital lease obligations          878       2,315       5,303
                                                                             --------    --------    --------
                                                TOTAL CURRENT LIABILITIES      38,104      36,986      39,012


LONG-TERM DEBT TO RELATED PARTIES, net of current portion                       1,263       4,218       5,407

ACCRUED RETURNS OF CAPITAL TO RELATED PARTY                                     3,225       3,225       3,200

LONG-TERM DEBT, net of current portion                                          1,539       1,046       1,933

COMMITMENTS AND CONTINGENCIES                                                      --          --          --

REDEEMABLE COMMON STOCK, carried at redemption value                            3,035       1,755       1,727
    Shares outstanding at December 31, 1997: 21,462
    Shares outstanding at December 31, 1998: 15,737

STOCKHOLDERS' DEFICIENCY
    Common Stock--par value $0.10 per share,                                       80          80          80
    authorized 1,000,000 shares
       total issued and outstanding:
         December 31, 1997:  821,905
         December 31, 1998:  816,379
       net of redeemable shares:
         December 31, 1997:  800,443
         December 31, 1998:  800,642
    Additional paid-in capital                                                  9,909       9,928       9,928
    Retained earnings (deficit)                                               (32,601)    (35,979)    (33,165)
                                                                             --------    --------    --------

                                            TOTAL STOCKHOLDERS' DEFICIENCY    (22,612)    (25,971)    (23,157)
                                                                             --------    --------    --------

                            TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY   $ 24,554    $ 21,259    $ 28,122
                                                                             ========    ========    ========


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share amounts)

AMERIVISION COMMUNICATIONS, INC.


                                                                                                  Six Months Ended
                                                                Years Ended December 31                 June 30
                                                           1996         1997          1998         1998         1999
                                                         ---------    ---------    ---------    ---------    ---------
                                                                                                      (Unaudited)
NET SALES                                                $ 100,858    $ 113,351    $ 124,232    $  62,652    $  57,180

OPERATING EXPENSES
    Cost of telecommunication services                      48,748       44,711       48,787       24,138       25,198
    Cost of telecommunication services provided
        by related parties                                   4,685       13,529       14,736        7,554        1,469
    Selling, general and administrative expenses            36,194       44,530       49,368       26,102       21,304
    Selling, general and administrative expenses
        to related parties                                   9,977        5,893        6,805        3,390           --
    Depreciation and amortization                              593          683        2,102          743        1,771
                                                         ---------    ---------    ---------    ---------    ---------
                            TOTAL OPERATING EXPENSES       100,197      109,346      121,798       61,927       49,742
                                                         ---------    ---------    ---------    ---------    ---------

                              INCOME FROM OPERATIONS           661        4,005        2,434          725        7,438
OTHER INCOME (EXPENSE)
    Interest expense and other finance charges              (1,536)      (3,245)      (4,993)      (2,373)      (2,270)
    Interest expense and other finance charges
        incurred to related parties                           (297)        (924)        (974)        (600)        (350)
    (Loss) recovery on loans and other receivables            (200)          --         (552)          --          182
    Impairment loss on asset held for disposal                  --           --         (215)          --           --
    Equity in income (losses) of affiliates                     28          (99)          41           41           --
    Other income                                                86           14           59           32           20
                                                         ---------    ---------    ---------    ---------    ---------
                                                            (1,919)      (4,254)      (6,634)      (2,900)      (2,418)
                                                         ---------    ---------    ---------    ---------    ---------
                     INCOME (LOSS) BEFORE INCOME TAX
                                    EXPENSE (BENEFIT)       (1,258)        (249)      (4,200)      (2,175)       5,020

INCOME TAX EXPENSE (BENEFIT)                                  (396)          92         (643)        (656)       2,219
                                                         ---------    ---------    ---------    ---------    ---------

                                    NET INCOME (LOSS)    $    (862)   $    (341)   $  (3,557)   $  (1,519)   $   2,801
                                                         =========    =========    =========    =========    =========

                     BASIC EARNINGS (LOSS) PER SHARE     $   (3.79)   $   (1.01)   $   (4.22)   $   (2.07)   $    3.52
                                                         =========    =========    =========    =========    =========

                   DILUTED EARNINGS (LOSS) PER SHARE     $   (3.79)   $   (1.01)   $   (4.33)   $   (2.07)   $    3.42
                                                         =========    =========    =========    =========    =========


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


                                                                 Nonredeemable   Additional         Retained
                                                                    Common         Paid-in          Earnings
                                                                    Stock          Capital          (Deficit)          Total
                                                                  --------         --------         --------         --------
BALANCE AT JANUARY 1, 1996                                        $     72         $  1,918         $(15,350)        $(13,360)

    Issuance of nonredeemable common stock  (1,051 shares)              --              151               --              151
    Acquisition and cancellation of nonredeemable
       common stock (80,001 shares)                                     (8)              (3)          (1,477)          (1,488)
    Expiration of redemption obligations applicable to
       redeemable common stock  (145,296 shares)                        15            7,162               --            7,177
    Accretion of redemption value of redeemable
        common stock                                                    --               --           (1,834)          (1,834)
    Returns of capital to nonredeemable stockholders
        ($9.90 per share)                                               --               --           (6,611)          (6,611)
    Net loss                                                            --               --             (862)            (862)
                                                                  --------         --------         --------         --------

BALANCE AT DECEMBER 31, 1996                                            79            9,228          (26,134)         (16,827)

    Acquisition and cancellation of nonredeemable
       common stock (100 shares)                                        --               (5)             (10)             (15)
    Expiration of redemption obligations applicable to
       redeemable common stock  (10,617 shares)                          1              686               --              687
    Accretion of redemption value of redeemable
        common stock                                                    --               --             (470)            (470)
    Returns of capital to nonredeemable stockholders
        ($7.54 per share)                                               --               --           (5,646)          (5,646)
    Net loss                                                            --               --             (341)            (341)
                                                                  --------         --------         --------         --------

BALANCE AT DECEMBER 31, 1997                                            80            9,909          (32,601)         (22,612)

    Expiration of redemption obligations applicable to
       redeemable common stock  (199 shares)                            --               19               --               19
    Decrease in redemption value of redeemable
        common stock (unaudited)                                        --               --              179              179
    Net loss                                                            --               --           (3,557)          (3,557)
                                                                  --------         --------         --------         --------

BALANCE AT DECEMBER 31, 1998                                            80            9,928          (35,979)         (25,971)

    Decrease in redemption value of redeemable
       common stock (unaudited)                                                                           13               13
    Net income (unaudited)                                              --               --            2,801            2,801
                                                                  --------         --------         --------         --------

BALANCE AT JUNE 30, 1999 (unaudited)                              $     80         $  9,928         $(33,165)        $(23,157)
                                                                  ========         ========         ========         ========


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


                                                                                                                 Six Months Ended
                                                                               Years Ended December 31               June 30
                                                                             1996        1997        1998        1998       1999
                                                                           --------    --------    --------    --------    --------
                                                                                                                    (Unaudited)
OPERATING ACTIVITIES

Net income (loss)                                                          $   (862)   $   (341)   $ (3,557)   $ (1,519)   $  2,801
Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation of property and equipment                                    521         611         464         106         786
      Amortization of intangible assets                                          72          72       1,638         637         985
      Equity in undistributed net (income) losses of affiliates                 (18)         99         (41)        (41)         --
      Losses on other receivables                                               200          --         552          --          --
      Impairment loss (recovery) on asset held for disposal                      --          --         215          --         (22)
      Loss on disposal of fixed assets                                          257          --          --          --          --
      Deferred income tax expense (benefit)                                    (396)         92        (643)       (656)      2,219
      Changes in assets and liabilities:
          Decrease (increase) in operating assets:
              Accounts receivable                                            (3,285)     (5,575)      2,187      (3,587)     (1,411)
              Sale of accounts receivable                                        --       2,435       1,823       1,835      (4,258)
              Receivables from related parties                                   --        (503)        351         418         152
              Other receivables                                                 308         (85)        194         627          --
              Prepaid expenses and other assets                                 (17)         20        (231)        (81)       (531)
          Increase (decrease) in operating assets:
              Accounts payable and accrued expenses                           2,091         518       5,367       4,725      (6,726)
              Accounts payable to related parties                             2,248       1,221         410        (636)     (1,597)
              Interest payable                                                  370        (188)         43        (209)       (151)
                                                                           --------    --------    --------    --------    --------
      NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                     1,489      (1,624)      8,772       1,619      (7,753)

INVESTING ACTIVITIES

    Repayments from officers                                                     11          --          --          --          --
    Purchases of property and equipment                                        (478)       (337)       (353)       (209)       (511)
    Proceeds from sale of asset held for disposal                                --          --          --          --         522
    Loans and advances made to third party                                     (200)         --          --          --          --
    Release (purchase) of investments pledged                                  (150)         85          55         (40)         --
    Advances  and loans to affiliates                                            --        (670)         --          --          --
    Repayments from affiliates                                                  523          --         150         150          --
                                                                           --------    --------    --------    --------    --------
      NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                      (294)       (922)       (148)        (99)         11

FINANCING ACTIVITIES

    Proceeds of loans from related parties                                    8,145       3,699       1,554       1,380         262
    Repayments of loans and other obligations to related parties             (7,936)     (4,324)     (3,051)     (1,853)       (489)
    Net increase (decrease) in borrowings under line of credit arrangements   1,041       6,790      (4,673)        158      10,121
    Proceeds from notes payable and long-term debt                              725         590         250         250       2,553
    Repayment of notes and leases payable                                      (120)       (224)       (304)       (200)     (2,038)
    Proceeds from short-term notes payable to individuals                     4,459         773         150         150          --
    Repayment of short-term notes payable to individuals                       (323)       (322)       (444)        (87)     (1,760)
    Accrued returns of capital paid to related party                             --          --        (242)       (226)        (25)
    Returns of capital paid to other stockholders                            (5,595)     (4,906)     (1,090)     (1,090)         --
    Proceeds from issuance of common stock                                      144          --          --          --          --
    Redemptions of common stock                                              (1,507)        (68)       (154)         --         (15)
                                                                           --------    --------    --------    --------    --------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      (967)      2,008      (8,004)     (1,518)      8,609
                                                                           --------    --------    --------    --------    --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            228        (538)        620           2         867

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                325         553          15          15         635
                                                                           --------    --------    --------    --------    --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                 $    553    $     15    $    635    $     17    $  1,502
                                                                           ========    ========    ========    ========    ========

The accompanying notes are an integral part of these financial statements.

AMERIVISION COMMUNICATIONS, INC.


                                                                                                             Six Months Ended
                                                                                  Years Ended December 31        June 30
                                                                                 1996      1997      1998      1998     1999
                                                                               -------   -------   -------   -------   ------
                                                                                                                (Unaudited)
SUPPLEMENTAL CASH FLOW DISCLOSURES

    Interest and other finance charges paid                                    $ 1,463   $ 4,357   $ 5,924   $ 3,182   $2,771
                                                                               =======   =======   =======   =======   ======

    Income taxes paid                                                          $    --   $    --   $    --   $    --   $   --
                                                                               =======   =======   =======   =======   ======

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

    Acquisition of nonredeemable common stock in exchange
      for notes payable to the stockholders                                    $    20   $    --   $    --   $    --   $   --
                                                                               =======   =======   =======   =======   ======

    Acquisition of assets and increase in liability to related company         $    --   $    --   $   192   $    --   $   --
                                                                               =======   =======   =======   =======   ======

    Assets acquired by incurring capital lease obligations                     $   234   $   375   $    70   $    --   $  351
                                                                               =======   =======   =======   =======   ======

    Assets acquired by incurring capital lease obligations and notes payable
      to related parties                                                       $    --   $    --   $    --   $    --   $2,296
                                                                               =======   =======   =======   =======   ======

    Assignment of lease obligation to related party                            $   807   $    --   $    --   $    --   $   --
                                                                               =======   =======   =======   =======   ======

    Conversion of redeemable common stock to subordinated note payable         $    --   $    --   $   928   $    --   $   --
                                                                               =======   =======   =======   =======   ======

    Conversion of notes payable to common stock                                $    26   $    --   $    --   $    --   $   --
                                                                               =======   =======   =======   =======   ======

    Exchange of convertible notes payable to individuals for note payable
      to related party                                                         $   145   $    --   $    --   $    --   $   --
                                                                               =======   =======   =======   =======   ======

    Exchange of investment in common stock and note receivable
      for rights to operate telemarketing center                               $    --   $    --   $    --   $    --   $  578
                                                                               =======   =======   =======   =======   ======

    Conversion of trade payables to related party to notes
      payable to related party                                                 $    --   $    --   $ 1,224   $    --   $1,635
                                                                               =======   =======   =======   =======   ======

    Termination settlement obligations to former officer and employees         $    --   $    --   $ 2,184   $ 2,184   $  650
                                                                               =======   =======   =======   =======   ======


The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


(Information with respect to June 30, 1999 and the six months ended June 30, 1998 and 1999 is unaudited)


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: AmeriVision Communications, Inc. (the "Company") was incorporated in Oklahoma on March 15, 1991. The Company provides long distance telecommunications services to subscribers throughout the United States, and completes subscriber calls to all directly dialable locations worldwide.

The Company is a predominantly switchless long distance reseller, and obtains the majority of its switching and long-haul transmission of its service from MCI/WorldCom, Inc. ("WorldCom"). Beginning in 1996, Hebron Communications Corporation ("Hebron"), a related party, also began providing the Company with a portion of its switching and transmission services. Hebron leases switching facilities in Oklahoma City and Chicago. Both WorldCom and Hebron bill the Company, at contractual per-minute rates, which vary depending on the time, distance, and type of call, for the combined usage of the Company's nationwide base of customers. Effective February 1, 1999, the Company began operating the switching assets and personnel of Hebron.

Principles of Consolidation: The Company owns 100% of the common stock of AmeriTel Communications, Inc. ("AmeriTel") and AmeriVision Network, Inc. Neither of these companies has any operations nor any assets or liabilities.

Unaudited Interim Information: The information presented as of June 30, 1999, and for the six months ended June 30, 1998 and 1999, has not been audited and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, the unaudited interim financial statements included all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 1999, and the results of its operations and its cash flows for the six months ended June 30, 1998 and 1999, and the stockholders' deficiency for the six months ended June 30, 1999. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year.

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents: The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Investments pledged as collateral for loans are not considered cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued


Accounts Receivable: The Company bills its customers either directly, through billing agreements with Local Exchange Carriers ("LEC"), or through two unrelated billing and collection companies, collectively referred to as the Billing Agents, which bill the customer through LECs with which the Company does not have a LEC billing agreement. At December 31, 1997 and 1998, approximately 82% and 69%, respectively, of the Company's total accounts receivable were from LECs or Billing Agents. In addition, approximately 5% and 10% of total accounts receivable at December 31, 1997 and 1998, respectively, were attributable to revenues earned in December of the respective year but not billed to the customers until the normal billing dates in January of the following year.

Property and Equipment: Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred.

Asset Held for Disposal: The Company's asset held for disposal is carried at the lower of book value or fair value, less estimated costs to sell.

Advertising Costs: Advertising and telemarketing costs are expensed as incurred, and totaled approximately $10,549, $9,942 and $11,912 during the years ended December 31, 1996, 1997 and 1998, respectively.

Interest Expense and Other Finance Charges: Interest expense and other finance charges included interest incurred on short-term and long-term borrowings, interest and related fees on accounts receivable credit facilities, and interest, penalties and late charges on amounts payable to vendors and taxing authorities.

Investment in and Note Receivable from Affiliate: Investment in and note receivable from affiliate includes the underlying book value of the Company's 13.25% ownership in VisionQuest Marketing Services, Inc. ("VisionQuest"), and the balance due related to a note receivable from VisionQuest. Through June 30, 1998, this investment was accounted for using the equity method, because the Company's two directors and executive officers also had significant ownership interests and served on the Board of Directors of VisionQuest. Accordingly, the Company had the ability to significantly influence the management decisions of VisionQuest. From July 1, 1998 through December 31, 1998, the Company's ability to influence the management decisions of VisionQuest was diminished, and the Company did not recognize any of the pro-rata earnings or losses of VisionQuest subsequent to July 1, 1998. As discussed in Note C, the Company does not have any ownership interests in VisionQuest as of January 1, 1999.

Revenue Recognition: The Company recognizes telecommunications revenues when the Company's customers make long distance telephone calls from their business or residential telephones or by using the Company's telephone calling cards. Income from prepaid telephone calling cards is recognized as the telephone service is utilized.

Deferred Loan Closing Costs: Costs incurred through December 31, 1998 in connection with the Company's credit facility with a financial institution, as described in Note C, have been capitalized and will be amortized over the period of the credit facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued


Commissions: Certain independent Company representatives, as well as certain officers and employees, receive commissions by soliciting non-profit organizations to promote and market the Company's services to the non-profit organization's members. The commission percentages are approximately 5% of net commissionable revenues. Commissions expense is included in selling, general and administrative expenses.

Rebates to Non-profit Organizations: The Company rebates approximately 10% of a customer's commissionable long distance revenues to a non-profit organization.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk include accounts receivable from customers, including accounts receivable that have been sold with recourse (see Note K) and accounts payable to its carrier. The Company's customer base is distributed throughout the United States, and the Company does not require any collateral from its customers. Although significant portions of the Company's revenues are billed through the Billing Agents and LECs, the ultimate collectibility of these accounts is dependent upon the status of the individual customer. There are no significant concentrations of revenues or accounts receivable among individual customers.

The Company enlists the support of non-profit organizations to promote the Company's services in return for the Company's rebate. The loss of the support of one or more significant non-profit organizations could have a material, adverse impact on the Company's results of operations. Approximately 43%, 44%, and 42% of the Company's net sales during the years ended December 31, 1996, 1997 and 1998, respectively, were earned from customers that have designated the ten (10) most significant non-profit organizations as recipients of the Company's rebate.

The Company purchases the majority of its long distance switching and network services from WorldCom.

The Company maintains deposits at financial institutions that at times exceed federally insured limits. Management does not believe there is any significant risk of loss associated with this concentration of credit.

Redeemable Common Stock: Redeemable common stock is carried at its redemption value. Redemption value includes the proceeds received upon issuance of the common stock, and is increased by accretions resulting from the Company's agreement to redeem the stock at cost plus annual rates of return, as specified in the redemption agreements (see Note J). The carrying value is reduced by quarterly returns of capital payments made to the holders of redeemable common stock, and by the redemption price paid to each selling stockholder. As the redemption options expire, as more fully discussed in Note J, the principal amounts invested by the individual stockholders are reclassified as nonredeemable common stock.

Nonredeemable Common Stock: Nonredeemable common stock consists of stock issued to certain officers upon formation of the Company, and to other stockholders with whom the Company had not executed a redemption agreement. Nonredeemable common stock also includes the principal amounts invested by stockholders whose redemption options have expired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued


Income Taxes: Income tax expense is based on pretax financial accounting income. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

Covenants Not to Compete: Covenants not to compete are discounted to their present value based upon the term of the agreement, and are being amortized over the effective period of the covenant.

Earnings (Loss) Per Share: Earnings (loss) per share is computed under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 requires presentation of a basic earnings per share and diluted earnings per share. Basic earnings (loss) per share is computed by dividing earnings (losses) available to nonredeemable common stockholders by the weighted average number of nonredeemable shares outstanding during the year. Diluted earnings (loss) per share reflect per share amounts that would have resulted if dilutive potential nonredeemable common stock had been converted to nonredeemable common stock. Potential nonredeemable common stock includes redeemable common stock and convertible notes payable. For 1996 and 1997, conversions of potential nonredeemable common stock were not included in the computation of earnings (loss) per share, however, since they would have resulted in an antidilutive effect.

Fair Values of Financial Instruments: The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Cash and cash equivalents--The carrying amount of cash and cash equivalents approximates its fair value.

         Receivables sold with recourse--The carrying amounts of trade receivables sold with recourse approximates their fair value.

         Restricted Investment--The carrying amount of the investment pledged as collateral on a loan approximates its fair value.

         Short and long-term debt--Based upon the Company's current incremental borrowing rates and the general short-term nature of most debt, the carrying amount of short and long-term debt approximates its fair value.

         Redeemable Common Stock--It is not practicable to estimate the fair value of the Company's redeemable common stock because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. The carrying amount of redeemable common stock, however, is based upon its redemption price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE B--RELATED PARTY TRANSACTIONS


During each of the three years ended December 31, 1996, 1997 and 1998, the Company participated in transactions with its officers and directors, VisionQuest, and Hebron.

Transactions with Officers and Directors  (per share amounts not in thousands)

From January 1996 through April 1996, the Chairman of the Company's Board of Directors sold 3,116 shares of his personal Company stock (nonredeemable) to twenty-two (22) individuals for $344 and loaned the proceeds to the Company. The terms of the note payable are described in Note G. The Company issued redemption agreements to three of the individuals who purchased 199 shares totaling $19.

Returns of capital declared and accrued to the Chairman totaled $1,659 and $1,260 in 1996 and 1997, respectively. At December 31, 1997 and 1998, accrued returns of capital to the Chairman totaled approximately $3,467 and $3,225, respectively. The Company and the Chairman have agreed to defer payments of these accrued returns of capital until such time as the Company's financial condition improves and it has funds available, legally and in good business practice, to pay any such accrued returns of capital. In consideration for this deferral and for the Chairman's subordination of these accrued returns of capital to the Company's credit facility, as described in Note C, the Company will pay the Chairman $300 per year subject to limitations under the Company's Credit Facility. If the payment of the accrued returns of capital is resumed, all amounts paid to the Chairman pursuant to this agreement shall be credited against the accrued returns of capital.

Returns of capital declared and accrued to the former Senior Vice President of the Company totaled $582 and $433 in 1996 and 1997, respectively. In April 1998, the Senior Vice President resigned. In connection with his resignation, the Company agreed to repay his accrued returns of capital totaling approximately $1,208 at December 31, 1997, in the amount of $40 per month. The Company also agreed to pay him $20 per month for the remainder of his life, provided that the terms of his termination agreement are met. These terms include a noncompete agreement effective through April 1999 and a provision that the former Senior Vice President will take no actions significantly detrimental to the Company. The Company has accrued the present value of this obligation based upon his expected life at the date of the agreement. In addition, the Company is amortizing the noncompete agreement over the one-year term. This covenant not to compete was fully amortized as of March 31, 1999.

VisionQuest

The Company utilized VisionQuest as its provider of telemarketing services from 1993 through December 31, 1998. Total amounts paid to VisionQuest for telemarketing services during the years ended December 31, 1996, 1997 and 1998, were approximately $9,460, $5,242 and $6,209, respectively.

Telemarketing expenses incurred in 1998 included the direct costs of telemarketing services provided by VisionQuest to the Company during 1998, plus reimbursement of all of VisionQuest's operating expenses and corporate overhead.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE B--RELATED PARTY TRANSACTIONS--Continued

VisionQuest, Continued

From January 1997 through October 1997, telemarketing expenses included an hourly billing rate for telemarketing services. In addition, from January 1997 through October 1997, the Company helped to fund VisionQuest's operating expenses in the amount of approximately $25 per week, for a total of approximately $1,330.

In November 1997, the Company and VisionQuest agreed that the portion of the operating expenses that related to VisionQuest's other clients should be repaid to the Company. As a result, in April 1998, and effective December 31, 1997, VisionQuest signed a note payable to the Company, totaling $670, to repay these expenses. In June 1998, VisionQuest repaid $150 of this note to the Company. As part of obtaining the rights to operate one of VisionQuest's telemarketing centers, as discussed in Note C, the balance of this note receivable of $520 was canceled effective January 1, 1999.

In November and December 1997, the telemarketing expenses incurred equaled the direct costs of telemarketing services, plus reimbursement of all of VisionQuest's operating expenses and corporate overhead.

Throughout all of 1996, telemarketing expenses included an hourly billing for telemarketing services plus a commission of 3% of the commissionable traffic on gross billings.

The Chairman received compensation from VisionQuest totaling approximately $414 in 1996 and $6 in 1997. The former Senior Vice President of the Company received compensation from VisionQuest totaling approximately $378 in 1996, and $6 in 1997. This compensation arrangement was discontinued in early January 1997.

As a result of the payment of the corporate payroll and operating expenses in 1997 and 1998 and commissions in 1996, the Company paid a higher rate for its telemarketing services than the stated hourly rate. After giving effect to these other expenses paid by the Company, VisionQuest charged the Company a higher rate for its services than it charged independent third parties and higher than the Company could have obtained in an arms-length transaction with an unaffiliated third party that provides the same telemarketing services.

At December 31, 1997, $100 was payable to VisionQuest in connection with a short-term loan. This amount is included as a loan payable to related parties at December 31, 1997, and was repaid in January 1998.

At December 31, 1997, accounts receivable from related parties includes approximately $338 from VisionQuest; this amount was repaid in January 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE B--RELATED PARTY TRANSACTIONS--Continued

Hebron

Hebron was incorporated in November 1995 to provide switching network services to the Company. Hebron has a relationship with the Company through partially integrated management. The Company's Chairman and the former Senior Vice President served on Hebron's Board of Directors from its inception in November 1995 until their resignation in November 1996. In addition, the President and another director of Hebron were appointed to the Company's Board of Directors in October 1998.

Cost of sales in 1996, 1997 and 1998 includes approximately $4,685, $13,529 and $14,736, respectively, of telecommunications services provided by Hebron. In 1997, Hebron charged the Company a higher rate for the switched one-plus interstate and intrastate services it provided to the Company than the Company could have obtained from its primary carrier. In July 1998, and retroactive to January 1998, Hebron agreed to lower its rates so that they matched those of the Company's primary carrier. Hebron also charged the Company interest of 18% per annum on the accounts payable for telecommunication services that are over 55 days from the invoice date. This interest rate is comparable to the rate charged by the Company's primary carrier. During 1996, 1997 and 1998, the Company incurred interest expense of approximately $0, $35 and $129, respectively, related to past due accounts payable invoices.

Hebron owns an office building that is adjacent to the building owned by the Company. Beginning in 1996, the Company began leasing office space from Hebron for certain of its departments. Throughout all of 1997 and into 1998, the Company moved additional departments, including its administration offices, to Hebron's office building. For most of 1998, substantially all of the Company's operations were located in the building owned by Hebron. Total rent expense incurred to Hebron was approximately $25, $110 and $380 in 1996, 1997 and 1998, respectively.

In December 1996, Hebron made an account receivable line of credit facility available to the Company on certain billings that are transmitted by the Company to specific LECs (the "Hebron Loan Program"). The Hebron Loan Program provided for the Company to pay 18% interest on the amounts advanced under the credit facility, plus fees of 2% of billings processed and 2 cents per call record. As a result of the stated interest rate and the fees, the effective interest rate of this financing arrangement was approximately 58% in 1996, 1997 and 1998. This effective interest rate was higher than what the Company could have obtained in an arrangement with independent third parties. The Company incurred total interest and other related financing costs of approximately $62, $805 and $885 in 1996, 1997 and 1998, respectively, under the Hebron Loan Program.

In October 1998, the Company stopped using the Hebron Loan Program as an accounts receivable financing source, and at December 31, 1998, all advances under the Hebron Loan Program credit facility had been repaid. Receivables from related parties of $152 at December 31, 1998 consists of amounts that had been withheld for interest and escrow fees under the Hebron Loan Program but which were reimbursed to the Company because the related expenses were not incurred. At December 31, 1997, outstanding advances under the Hebron Loan Program totaled approximately $1,461 (see Note E). Receivables from related parties at December 31, 1997, includes approximately $165 due from Hebron in connection with sales taxes and settlement tapes that had been collected by Hebron and were remitted to the Company in 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE B--RELATED PARTY TRANSACTIONS--Continued

Hebron, Continued

In 1997 and through July 1998, the Company transmitted a portion of its accounts receivables through one of its Billing Agents through an account maintained at the Billing Agent under Hebron's name. Hebron charged the Company a fee equal to 2% of the net revenues transmitted under this arrangement. The total fees incurred by the Company in 1997 and 1998 were approximately $135 and $101, respectively.

As discussed in Note G, Hebron periodically made loans to the Company for working capital purposes. The loans generally carried an interest rate of 10%. Total interest expense incurred on loans made by Hebron to the Company was approximately $65, $46 and $6, respectively, during the years ended December 31, 1996, 1997 and 1998.

During 1995, the Company purchased equipment, totaling approximately $271, with the intention of selling all such assets to Hebron. In March 1996, the Company sold all of the assets to Hebron at its cost basis. During 1995, the Company also entered into a lease agreement with a third party to acquire the required switching network equipment. In March 1996, the Company sub-let this equipment to Hebron at terms identical to the Company's lease terms and in July 1996, the Company assigned this obligation to Hebron. The Company remains a guarantor on the lease obligation (see Note K).

Accounts payable to related parties include $3,990 and $3,892 at December 31, 1997 and 1998, respectively, for telecommunication services and other services provided by Hebron to the Company. In connection with an agreement between the Company and Hebron, as described in Note C, approximately $661 of this accounts payable has been reclassified as a long-term obligation. As discussed in Note C, the Company has also agreed to reimburse Hebron for costs and expenses incurred by Hebron on behalf of the Company in connection with the development of an internet service product. This amount totaled approximately $563 through December 31, 1998, and is included in the long-term portion of payables to related parties at December 31, 1998.

Other Related Party Transactions

The chief counsel and executive director of one of the largest non-profit organizations that participates in the Company's 10% rebate program was named a director of the Company in October 1998. During the years ended December 31, 1996, 1997 and 1998, the Company incurred approximately $360, $775 and $1,060, respectively, in rebates to this organization or its affiliates. The director also controls a company that produces a radio program that the Company sponsors. During the years ended December 31, 1996, 1997 and 1998, the Company incurred approximately $1,011, $1,803 and $1,918 in advertising expenses to this company. As discussed in Note G, a charitable organization affiliated with this same director also provided the Company with a $1,000 loan in 1997.

During the years ended December 31, 1996, 1997 and 1998, the Company expended approximately $0, $69 and $741, respectively, to a law firm in which the Company's current President and CEO is a former partner.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE C--SUBSEQUENT EVENTS

Termination of Relationship with VisionQuest

Effective January 1, 1999, the Company and VisionQuest mutually terminated their business relationship. The Company acquired from VisionQuest the rights to use all of the assets located in VisionQuest's Tahlequah, Oklahoma telemarketing center in exchange for all of the Company's ownership interests in VisionQuest, all of the Company President's ownership interests in VisionQuest (which were transferred to the Company for no consideration immediately prior to the transfer), and cancellation of the note receivable between the Company and VisionQuest. Effective January 1, 1999, the Company reclassified its investment in and note receivable from VisionQuest to a short-term intangible asset, telemarketing facility operating rights. This asset is being amortized to expense over the first nine months of 1999.

Transactions with Hebron

In April 1999, and effective February 1, 1999, the Company and Hebron entered into an asset purchase agreement (the "Hebron APA"). Under the terms of the Hebron APA, the Company agreed to:

         (1) pay Hebron for all expenses that Hebron incurred prior to January 31, 1999 related to the switch network, and convert the balance owed to Hebron for telecommunications services previously provided, totaling approximately $2.3 million, to a note payable,

         (2) reimburse Hebron for its costs and expenses incurred on the Company's behalf in connection with the development of an internet service product, totaling approximately $584, and acquire the rights to the assets and assume all of the related lease obligations incurred by Hebron in connection with the internet service product, totaling approximately $1.2 million, and

         (3) purchase all of the switch assets at their net book value, assume all of the related switch lease obligations totaling approximately $1.3 million, and issue a note payable to Hebron for the net amount of $567.

In connection with the Hebron APA, the Company issued a promissory note payable to Hebron totaling $2.3 million for item (1) discussed above. This note payable has been subordinated to the Company's credit facility described below. The Company also plans to issue notes payable for the internet and switch assets. The purchase of the internet and switch assets is subject to the approval of Hebron's stockholders. If such approval is obtained, the notes payable for the internet and switch assets will also be subordinated to the Company's credit facility described below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE C--SUBSEQUENT EVENTS--Continued

Transactions with Hebron, Continued

The Company assumed operations of the switch and internet assets effective February 1, 1999, pursuant to a lease license agreement between the Company and Hebron. Under the lease license agreement, the Company has agreed to pay Hebron the amount of interest that would be paid on the switch and internet notes payable. The Company has recorded the assets and the related lease and note payable obligations in its financial statements effective February 1, 1999, and the statement of operations from February 1999 forward reflect the costs of operating those switches and internet assets. If the Hebron stockholders do not approve the transaction, the assets and related obligations would be removed from the Company's financial statements.

Credit Facility

The Company has a $30,000 line of credit facility (the "Credit Facility") with a financial institution. The Credit Facility can be categorized into two distinct parts, (1) an accounts receivable based facility, and (2) a full credit facility based upon collections multiples or earnings ratios. In February 1999, the Company closed on the accounts receivable facility. The total amount of the funding was approximately $12,600 and the proceeds were used to retire the Company's existing credit facilities and pay outstanding and past due taxes and other liabilities. In connection with the Credit Facility, Patrick Enterprises, Inc. ("Patrick") loaned the Company $2,500, which is subordinated to the Credit Facility. These funds were restricted for reserves required under the terms of the Credit Facility. In May 1999, the Company was approved for the remaining portion of the Credit Facility, and the restrictions on the funds loaned by Patrick were released. At June 30, 1999, the Company could borrow up to $29,000 under the Credit Facility, of which $6,800 is restricted for the repayment of certain existing indebtedness. The outstanding balance at June 30, 1999 was $13,827.

The Credit Facility has a three-year term from the date of closing, and carries an interest rate of prime plus 3.5%. The interest rate during the period ended June 30, 1999, was 11.25%. The Credit Facility is secured by substantially all of the Company's assets, including accounts receivable and the Company's customer base. The Credit Facility contains a subjective acceleration clause and requires that the Company maintain a lockbox, in which all of the Company's cash receipts are deposited and used to repay the outstanding advances under the Credit Facility. Because of these requirements, the Credit Facility is classified as a current liability in the Company's balance sheet.

Upon closing the Credit Facility, the Company paid a $200 early prepayment fee to terminate its accounts receivable purchase agreement. The termination fee has been included as a current period charge to interest during the six months ended June 30, 1999. The Company also incurred $300 in loan closing fees in connection with the Credit Facility. The loan closing fees have been capitalized and are being amortized over the three-year term of the Credit Facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE C--SUBSEQUENT EVENTS--Continued

Credit Facility, Continued

In connection with closing the Credit Facility, several of the Company's creditors, in addition to Patrick, agreed to subordinate the Company's obligations to them in favor of the financial institution providing the Credit Facility. These creditors include Hebron Communications Corporation ("Hebron"), two members of the Company's Board of Directors, one former member of the Company's Board of Directors, a former sales representative, and a former stockholder who redeemed his stock in exchange for a note payable from the Company. Repayment of these obligations is limited as specified in the loan and security agreement between the Company and the financial institution. The total outstanding debt owed to subordinated creditors as of June 30, 1999, was approximately $6,891. In addition, the Chairman of the Board of Directors agreed to subordinate accrued returns of capital totaling $3,200 at June 30, 1999 in favor of the Credit Facility.

Stock Option Plans

The Company has stock option plans for certain of its directors and executives. Each agreement grants the director or executive the option, to purchase a specified percentage, ranging from 1.0% to 3.0%, of the fully diluted outstanding common stock as of May 24, 1999. The Company has reserved approximately 91,000 shares for issuance under the existing stock option plans. The option purchase price is based upon the value of the Company's common stock as of February 1, 1998. As discussed below, the Company has not determined the value of its common stock as of that date. The options begin to vest effective July 1, 1999.

Stock Award Agreements

The Company has also entered into stock award agreements with certain of its officers and directors. The total number of shares to be issued under each agreement is based upon a specified percentage of the fully diluted outstanding common stock as of May 24, 1999. Approximately 22,000 shares have been reserved for issuance under the stock award agreements. The Company is in the process of obtaining a valuation of its common stock, however such valuation has not yet been completed, and the Company cannot reasonably estimate the fair value of its common stock by other means. Thus, no stock has been issued nor have any amounts been recorded as of June 30, 1999. The stock to be issued pursuant to such agreements begins to vest effective July 1, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE C--SUBSEQUENT EVENTS--Continued

Telecommunications Contract

In April 1999, the Company entered into a telecommunications contract with WorldCom, its primary provider of switchless telecommunications services. The term of the contract is for three years, with early termination provided for based on meeting specified purchase commitments during the term of the contract. In connection with the contract, WorldCom agreed to subordinate its interests in the Company's customer base, as well as its accounts payable and other rights and obligations, to the financial institution providing the Company's Credit Facility. WorldCom has a second security lien on all of the assets in which the financial institution has a first security lien. The agreement provides for reduced rates as well as credits for disputed payables. The Company recognized these credits as a reduction of expenses during the six months ended June 30, 1999.


NOTE D--PROPERTY AND EQUIPMENT


Property and equipment consists of the following:

                                             December 31    June 30
                                            1997     1998      1999
                                           ------   ------   ------
Office equipment, furniture and fixtures   $2,082   $2,477   $3,193
Switch equipment                               --       --    1,882
Internet equipment                             --       98    1,158
Other fixed assets                            163      149      279
                                           ------   ------   ------
                                            2,245    2,724    6,512
Less accumulated depreciation               1,178    1,606    2,392
                                           ------   ------   ------
                                           $1,067   $1,118   $4,120
                                           ======   ======   ======

As discussed in Note C above, the Company recorded the Oklahoma City and Chicago switches and the internet assets effective February 1, 1999. The total cost of these assets acquired by assuming the related lease obligations and issuing notes payable to Hebron for the net book value was approximately $2,926. The total cost of all assets held under capital lease obligations was $493 and $3,769 at December 31, 1998 and June 30, 1999, respectively. Accumulated depreciation of leased equipment was approximately $82 and $160 at December 31, 1997 and 1998, respectively, and $742 at June 30, 1999.

Depreciation expense on property and equipment, including depreciation on assets held under capital leases, was approximately $521, $611, and $464 during the years ended December 31, 1996, 1997, and 1998, respectively, and $197 and $786 during the six months ended June 30, 1998 and 1999, respectively.

In 1997, the Company began relocating its management and employees from the building it owns to an adjacent office building owned by Hebron, and completed its relocation in 1998. During 1998, the Company began efforts to sell the building. The Company determined that the carrying amount of this asset was impaired, and accordingly, recognized a loss of $215 in 1998. The Company sold this building for $522 in February 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE E--LINE OF CREDIT ARRANGEMENTS

The Company has entered into various agreements, both with unrelated third parties as well as related parties, whereby the other companies will advance 75% to 80% of a LEC accounts receivable to the Company, and accept the LEC accounts receivable as security on the advances. In 1997 and 1998, the Company had such agreements with Hebron, as described in Note B, and with Trinity and one of the Billing Agents.

The total outstanding advances under the line of credit arrangements are as follows:

                      December 31     June 30
                    1997      1998      1999
                  -------   -------   -------
Hebron            $ 1,461   $    --   $    --
Trinity             2,931     1,780        --
Billing Agent       3,987     1,926        --
Credit Facility        --        --    13,827
                  -------   -------   -------
                  $ 8,379   $ 3,706   $13,827
                  =======   =======   =======

The effective interest rates during 1997 and 1998 on the line of credit arrangements were 58% for Hebron, 25% for Trinity, and 12.5% for the Billing Agent. These interest rates approximated the rates in effect throughout all of 1997 and 1998.

At December 31, 1998, the maximum amount of borrowings available under the Trinity facility was $3,500, subject to the available accounts receivable borrowing base. There was no limitation on the Billing Agent's credit facility, except as limited by the available accounts receivable borrowing base.

The Hebron credit facility was retired during the fourth quarter of 1998, and all outstanding advances were repaid. In February 1999, the Trinity and Billing Agent credit facilities were replaced with the Company's new credit facility described in Note C.

The managing general partner of Trinity is a stockholder of the Company and of Hebron, and is a former director of Hebron.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE F--SHORT-TERM NOTES PAYABLE TO INDIVIDUALS

Short-term notes payable to individuals consist of the following:

                                        December 31    June 30
                                      1997     1998      1999
                                     ------   ------   ------
Convertible notes payable            $  482   $  421   $  399
Advance payment loan program notes    4,410    4,077    3,109
Direct bill program notes               670      770       --
                                     ------   ------   ------
                                     $5,562   $5,268   $3,508
                                     ======   ======   ======

Convertible Notes Payable: In 1995, the Company issued promissory notes payable to approximately seventy-five (75) individuals, substantially all of which are convertible to common stock. These notes generally have no specified maturity date and are convertible to common stock at the option of the Company. Interest accrues at 10% and is payable quarterly. All of these notes are classified as current liabilities in the accompanying balance sheet. The individual notes contain varying terms with regard to the conversion agreements. Some of the notes do not specify any conversion terms other than they are convertible at the option of the Company. Other notes specify that the conversion will be based on a specific price per share. During 1996, ten (10) notes totaling $26 were converted to 172 shares of common stock issued by the Company. In addition, in 1996, the Chairman exchanged 1,497 shares of common stock then owned by him for nine (9) convertible notes totaling $145. The Company then issued a note payable to the Chairman in satisfaction of the convertible notes payable. The note payable to the Chairman had an interest rate of 8% and was repaid in full during 1998.

Notes Payable - Advance Payment Loan Program: In November 1995, the Company initiated an Advance Payment Loan Program (APLP), under which individuals have lent the Company money to finance working capital needs. Although the loan agreements indicate that the loans were to be secured by accounts receivable from the LECs, no security agreements were perfected and all of the Company's LEC accounts receivables are pledged to other lenders, as discussed in Notes E and K. Therefore, these loans are effectively unsecured. Interest on the APLP notes is 18% per annum, payable quarterly. The loans generally mature nine months after the date of issuance. At any point after maturity, an individual may request the funds to be repaid, and the Company, at its option, may repay the notes in three equal monthly installments. In August 1996, the Company ceased soliciting new investors into the APLP. At December 31, 1998, all notes outstanding under the APLP had matured, and were payable on demand by the lenders.

Notes Payable - Direct Bill Program: In October 1997 through December 1997, the Company obtained a series of loans from third parties, for the purpose of financing working capital operations. The loan agreements indicate that the security for the loans are the Company's accounts receivable arising from its customers which are billed directly by the Company, although no security agreements were perfected. These loans bear interest at rates of 20% to 25% per annum, payable quarterly. The loans mature six months after the date of issuance, but may be renewed for an additional three months by mutual agreement of the lender and the Company. As of June 30, 1999, all such notes had been repaid in full.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE G--NOTES PAYABLE AND LONG-TERM DEBT

Related Parties

Notes payable and long-term debt to related parties consists of the following:

                                                                 December 31     June 30
                                                               1997      1998      1999
                                                             -------   -------   -------
     Note payable to the Chairman, dated March 31,
       1996, unsecured, interest rate of 8%, matured
       March 31, 1998 and paid in full                       $   225   $    --   $    --

     Loan payable to the Chairman, made May 1998,
       unsecured, no specified interest rate or maturity
       date, balance paid in full                                 --        98        --

     Accrued returns of capital to former Senior Vice
       President of the Company, unsecured, no stated
       interest rate, monthly payments of $40 until
       paid in full, subordinated to the Credit Facility
       in February 1999                                        1,208       575       337

     Accrued termination obligation payable to former
       officer and director, effective April 1998,
       payment terms of $20 per month with an
       imputed interest rate of 11.25% over his
       estimated life at the date of the agreement,
       unsecured                                                  --     2,169     2,167

     Note payable to former Senior Vice President of
       the Company, dated December 11, 1997,
       payable in ten monthly installments of $50,
       stated interest rate of 25%, but effective interest
       rate of 51% based upon the payment terms, paid
       in full (see explanation below)                           400        --        --

     Note payable to wife of former Senior Vice
       President of the Company, dated August 31,
       1995, unsecured, interest rate of 8%, matured
       August 31, 1997, and automatically renewed,
       paid in full during 1998                                   56        --        --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE G--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Related Parties, Continued

                                                                December 31    June 30
                                                               1997     1998     1999
                                                             -------   -------   -------
     Note payable to an organization affiliated with a
       Company director, dated July 1997, unsecured,
       monthly payments beginning in July 1998 of
       $80 per month including interest at 10%,
       payments reduced to $36 per month in January
       1999, subordinated to the Credit Facility, and
       restructured in April 1999                            $ 1,000   $   688   $   850

     Note payable to Company director, dated June 2,
       1998, unsecured, monthly payments of $25 plus
       interest at 18% scheduled to begin in March
       1999, subordinated to Credit Facility, and
       restructured in April 1999                                 --       150       100

     Notes payable to Hebron, unsecured, interest rate
       of 10%, due on demand                                       4        --        --

     Note payable to Hebron, dated February 1, 1999,
       current interest rate of 12.5%, subordinated to
       Credit Facility, monthly interest only payments
       plus specified prepayments of principal not to
       exceed $1,234 through March 2000, balance due
       August 1, 2000, secured by 50,000 shares of
       Company common stock owned by the
       Chairman                                                   --        --     2,274

     Payable to Hebron for telecommunications
       services, converted to note payable effective
       February 1, 1999, as described above                       --     1,224        --

     Note payable to Hebron for switch assets,
       effective upon approval by Hebron
       stockholders, initial interest rate of 12.5%,
       interest only payments for 12 months, matures
       18 months from effective date                              --        --       567

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE G--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Related Parties, Continued


                                                                December 31    June 30
                                                               1997     1998     1999
                                                             -------   -------   -------
     Note payable to Hebron for internet assets and
       reimbursement of related expenses, effective
       upon approval by Hebron stockholders, initial
       interest rate of 12.5%, interest only payments
       for 12 months, matures 18 months from
       effective date                                        $    --   $    --   $   584

     Loan payable to VisionQuest, made December 23,
       1997, no stated interest rate, unsecured, repaid
       January 5, 1998                                           100        --        --
                                                             -------   -------   -------
                                                               2,993     4,904     6,879
     Amounts due within one year                               1,730       686     1,472
                                                             -------   -------   -------
                                                             $ 1,263   $ 4,218   $ 5,407
                                                             =======   =======   =======

In April 1999, the note with the organization affiliated with a Company director was restructured. The new note provides for additional advances of approximately $260, bringing the total outstanding balance to $850, and monthly interest only payments at 10% for five years, with the unpaid principal due at maturity in April 2004. The lender has the option to convert the note to common stock at a per share price equal to the lower of (1) the fair market value of the common stock on January 1, 1998 as determined by an appraisal, or (2) the lowest publicly traded price of the common stock three months following the establishment of a public trading market for the common stock. The terms of the agreement also provide for the Company to issue the organization warrants to purchase 3,400 shares of Company common stock at a strike price of $0.01 per share.

The note payable to the Company director was also restructured in April 1999. The balance was paid down to $100, the payment terms provide for monthly interest only payments at 10%, with the unpaid principal due in April 2001. The note may be extended for an additional three years at the option of the lender. This note also contains conversion options similar to the ones described above. The terms of the agreement also provide for the Company to issue the director warrants to purchase 400 shares of Company common stock at a strike price of $0.01 per share.

The note payable to the former Senior Vice President totaling $400 at December 31, 1997 was part of a transaction in which the former Senior Vice President borrowed $400 from an individual under terms identical to the note between the Company and the former Senior Vice President. The former Senior Vice President then loaned the proceeds to the Company. The Senior Vice President then directed the Company to repay the other individual in satisfaction of the Senior Vice President's note with the Company, and this note was repaid in full during 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE G--NOTES PAYABLE AND LONG-TERM DEBT--Continued

During 1997 and 1998, the President, Senior Vice President, VisionQuest and Hebron periodically made short-term advances and loans to the Company for operating purposes. These advances and loans contained terms ranging from less than one week to two to three months. Total proceeds and repayments of these loans are summarized as follows:

                               1997                   1998
                       --------------------   ---------------------
                       Proceeds  Repayments   Proceeds   Repayments
                       --------  ----------   --------   ----------
President               $  601     $  946      $  498      $  400
Senior Vice President      120        120          --          --
Hebron                   1,178      1,194         265         269
VisionQuest                950        850         641         741

Other Notes Payable, Long-Term Debt and Capital Lease Obligations:

Notes payable, long-term debt and capital lease obligations to others consists of the following:

                                                                December 31     June 30
                                                               1997     1998      1999
                                                             -------   -------   -------
     Note payable to unaffiliated company, dated April
       15, 1997, described in the agreement as being
       secured by the Company's customer base but
       not perfected, and containing the personal
       guaranties of the Chairman and former Senior
       Vice President, interest of 18% payable
       monthly, matured April 15, 1999                       $   350   $   350   $   350

     Note payable to individual, dated March 1, 1996,
       described in the agreement as being secured by
       the Company's customer base but not perfected,
       and containing the personal guaranties of the
       Chairman and former Senior Vice President,
       interest of 18% payable monthly, matured
       March 1, 1998                                             280       280        --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE G--NOTES PAYABLE AND LONG-TERM DEBT--Continued

                                                                December 31     June 30
                                                               1997     1998      1999
                                                             -------   -------   -------

Others, continued:

     Note payable to individual, dated December 1,
       1996, described in the agreement as being
       secured by the Company's customer base but
       not perfected, and containing the personal
       guaranties of the Chairman and former Senior
       Vice President, interest of 18% payable
       monthly, matures December 1, 1999                     $   475   $   475   $   475

     Note payable to individual, dated October 10,
       1996, described in the agreement as being
       secured by the Company's customer base but
       not perfected, and containing the personal
       guaranties of the Chairman and former Senior
       Vice President, interest of 18% payable
       monthly, matured October 10, 1998                         100       100       100

     Note payable to individual, dated June 1, 1997,
       described in the agreement as being secured by
       the Company's customer base but not perfected,
       interest of 18% payable monthly, matured
       June 1, 1998                                               50        50        50

     Note payable to individual, dated December 3,
       1996, described in the agreement as being
       secured by the Company's customer base but
       not perfected, interest of 18% payable monthly,
       matured June 3, 1998                                      100       100       100

     Note payable to individual, dated December 20,
       1996, described in the agreement as being
       secured by the Company's customer base but
       not perfected, interest of 18% payable monthly,
       matured June 20, 1998                                     100       100       100

     Note payable to individual, dated January 1998,
       described in the agreement as being secured by
       Direct Bill Accounts Receivable but not
       perfected, interest of 25% payable monthly,
       matured October 1998                                       --       200        --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE G--NOTES PAYABLE AND LONG-TERM DEBT--Continued

                                                                December 31     June 30
                                                               1997     1998      1999
                                                             -------   -------   -------
Others, continued:

     Loans payable to two individuals, originating in
       December 1997 and May 1998, maturing in
       December 2005 and May 2006, monthly
       payments of $8 in the aggregate, including
       interest with an effective rate of approximately
       58%                                                   $   140   $   183   $   181

     Note payable to seller of building, secured by first
       mortgage on office building, monthly payments
       of $10 including interest at 10%, matures April
       1, 2001 (repaid upon sale of building in
       February 1999)                                            355       245        --

     Notes payable to banks, secured by automobiles,
       interest rates from 7.75% to 9.5%, maturing in
       various years through 2004                                 75        35        83

     Note payable to financial institution to purchase
       computer equipment, secured by certificate of
       deposit, dated September 11 , 1996, interest rate
       of 7.5%, repaid upon maturity                              59        --        --

     Note payable to individual, interest at 18%
       payable monthly, principal due upon maturity in
       January 2000, subordinated to the Credit
       Facility, secured by 50,000 shares of Company
       common stock owned by the Chairman                         --        --     2,500

     Note payable to individual for redemption of
       5,000 shares of Type D redeemable common
       stock, imputed interest rate of 14%, payable in
       monthly installments with the balance due in
       August 1999, subordinated to the Credit Facility           --       928       246

     Accrued termination obligation payable to former
       salesman, effective June 1999, payment terms
       of $20 per month with an imputed interest rate
       of 11.25% over three years, unsecured,
       subordinated to Credit Facility                            --        --       584

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE G--NOTES PAYABLE AND LONG-TERM DEBT--Continued

                                                                December 31     June 30
                                                               1997     1998      1999
                                                             -------   -------   -------
Others, continued:

     Capital lease obligation for telephone system,
       effective February 1997 with subsequent
       amendments, effective interest rate of 21.5%,
       payable in monthly installments of $16 through
       August 2002                                           $   333   $   315   $   413

     Capital lease obligation for equipment, effective
       February 1999, monthly payments of $7 through
       October 2000, effective interest rate of 9%                --        --       134

     Capital lease obligation for internet equipment,
       assumed from Hebron, monthly payments of
       $39 through June 2001, effective interest rate of
       12%                                                        --        --       873

     Capital lease obligation for switch equipment,
       assumed from Hebron, monthly payments of
       $26 through December 2000, effective interest
       rate of 13.25%                                             --        --       512

     Capital lease obligation for switch equipment,
       assumed from Hebron, monthly payments of
       $20 through March 2002, effective interest rate
       of 12%                                                     --        --       535
                                                             -------   -------   -------
                                                               2,417     3,361     7,236
     Amounts due within one year                                 878     2,315     5,303
                                                             -------   -------   -------

                                                             $ 1,539   $ 1,046   $ 1,933
                                                             =======   =======   =======

Under the terms of the notes payable to various individuals in an aggregate amount of $1,175 as of June 30, 1999, as listed above, the Company has agreed that the security for the above notes will include the assets of the Company, including the customer base. No security agreements were ever perfected pursuant to these agreements, and any collateral is subject to the Company's credit facility. The Chairman and former Senior Vice President have personally guaranteed Company notes payable to individuals in an aggregate amount of $925 as of June 30, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE G--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Future maturities of notes payable and long-term debt as of June 30, 1999 are as follows:

             Related
             Parties    Others    Total
             -------   -------   -------
      2000   $ 1,472   $ 5,303   $ 6,775
      2001     2,409     1,053     3,462
      2002        11       659       670
      2003        12        68        80
      2004       863        36       899
Thereafter     2,112       117     2,229
             -------   -------   -------
             $ 6,879   $ 7,236   $14,115
             =======   =======   =======


NOTE H--INCOME TAXES

Income tax expense (benefit) consists of the following:

                          1996     1997     1998
                         -----    -----    -----
Current
     Federal and state   $  --    $  --    $  --
Deferred
     Federal and state    (396)      92     (643)
                         -----    -----    -----
                         $(396)   $  92    $(643)
                         =====    =====    =====

At December 31, 1998, the Company has net operating loss carryforwards totaling approximately $5,100 that may be used to offset future taxable income. These net operating loss carryforwards begin to expire in the year 2009.

Income tax expense (benefit) for the years ended December 31, 1996, 1997 and 1998, differs from the expected rate of 34% for the following reasons:

                                                     1996     1997       1998
                                                    -----     -----     -----
Federal income tax (benefit) at statutory rate      (34.0)    (34.0)    (34.0)
Expenses and losses not providing a tax benefit       8.2      81.9       8.9
Change in valuation allowance                          --        --      15.5
State income tax (benefit), net                      (5.6)     (5.5)     (5.7)
                                                    -----     -----     -----
                                                    (31.4)     42.4     (15.3)
                                                    =====     =====     =====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE H--INCOME TAXES--Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                      December 31          June 30
                                                   1997        1998          1999
                                                 -------      -------      -------
Tax effect of future tax deductible items
     Allowance for uncollectible receivables     $    93      $   379      $   178
     Deferred telemarketing costs                  3,534        2,516        1,687
     Intangible assets                                76           56           53
     Depreciable assets                               35          161          126
     Net operating loss carryforwards              1,027        1,969        1,116
     Other reserves and settlements                  119        1,089        1,011
                                                 -------      -------      -------
Total deferred tax assets                          4,884        6,170        4,171
Less valuation allowance                              --         (650)         870
                                                 -------      -------      -------
Net deferred tax assets                            4,884        5,520        3,301

Tax effect of future taxable differences
     Investments in affiliates                        (7)          --           --
                                                 -------      -------      -------
Total deferred tax liabilities                        (7)          --           --
                                                 -------      -------      -------

Net deferred tax benefits                        $ 4,877      $ 5,520      $ 3,301
                                                 =======      =======      =======

The Company has established a valuation allowance for the tax effects of temporary differences to the extent it has determined that it is less likely than not that it will realize the future tax benefits of those temporary differences. The net deferred tax assets are based upon management's estimates of future taxable income, and could be reduced significantly in the near term, if management's estimates of future taxable income are significantly reduced.


NOTE I--NONRECURRING CREDITS AND CHARGES

The net loss in 1998 includes approximately $552, before taxes, of losses recognized on loans and advances made to an unrelated long distance reseller. Although the Company is attempting to collect these amounts, sufficient uncertainties exist to their recoverability, and the Company has provided a reserve for this receivable at December 31, 1998. During the six months ended June 30, 1999, the Company did recover $182 of this loss. The Company also recognized a pre-tax loss of $215 in connection with the impairment of its former corporate headquarters.

In 1996, the Company recognized a loss of $200, before taxes, on a $100 promissory note and a $100 open advance to an unrelated independent broadcasting company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE J--REDEEMABLE AND NONREDEEMABLE COMMON STOCK

The Company has from time to time entered into various agreements with certain of its shareholders pursuant to which the Company agreed, upon request of one or more of such shareholders, to redeem the shares of Common Stock owned by such shareholder. While the Company's Certificate of Incorporation authorizes the Company to issue a single class of Common Stock, the Company has, for financial accounting purposes, segregated its Common Stock into two distinct groups, redeemable and nonredeemable. Of the 816,379 shares of Common Stock outstanding at December 31, 1998, 15,737 shares are characterized as redeemable common stock and 800,642 shares are characterized as nonredeemable common stock.

The Company has entered into four variations of the redemption agreements, which it classifies as Type A, Type B, Type C and Type D. Generally, each redemption agreement provides that the shares of Common Stock shall be repurchased for an amount that gives the shareholder a specified rate of return based on the length of time the shareholder owned such shares. Type A agreements were issued primarily between October 1992 and December 1992 and Type B agreements were issued primarily between January 1993 and May 1995. Type A redemption agreements provide that shareholders owning their shares of Common Stock between 6 months and one year receive a 12% annual return; between one year and 18 months receive a 15% annual return; and between 18 months and two years receive an 18% annual return. Type B redemption agreements provide that shareholders owning their shares of common stock between one year and 18 months receive a 15% annual return, and between 18 months and two years receive an 18% annual return. Each of the Type A and Type B agreements expire two years after issuance. All of the Type A and Type B agreements have now expired pursuant to their terms.

Type C agreements were issued primarily between July 1992 and September 1992 and have terms identical to the Type A agreements except that Type C agreements have no expiration. The Company has agreed at its option to redeem the shares of Common Stock owned for more than two years for the last highest price that the shares of Common Stock have been sold to an investor. Type D Agreements have no expiration and were issued from May 1995 until the Company discontinued issuing redemption agreements altogether in February 1996. Type D agreements provide that shareholders owning their shares of Common Stock less than one year receive a 10% annual return; between one year and 18 months receive a 15% annual return; between 18 months and three years receive an 18% annual return; and over three years an amount based on a formula specified in the agreement.

During the year ended December 31, 1998, substantially all of the outstanding Type D redeemable common stock had been outstanding for over three years. Accordingly, the redemption price was based upon the formula specified in the Type D redemption agreements for stock held over three years. Application of the formula to the carrying amount of Type D redeemable common stock resulted in a net reduction of the redemption price of approximately $179 during the year ended December 31, 1998.

During the years ended December 31, 1996, 1997 and 1998, total periodic returns of capital, with respect to both nonredeemable and redeemable shares were $8,132, $6,194 and $0, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE J--REDEEMABLE AND NONREDEEMABLE COMMON STOCK--Continued


A summary of activity of redeemable common stock during each of the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1999 is as follows:

                                                                                               Six Months
                                                                                                  Ended
                                                              Year Ended December 31             June 30
                                                        1996          1997          1998          1999
                                                      --------      --------      --------      --------
Balance at beginning of period                        $ 10,736      $  3,853      $  3,035      $  1,755

Issuance of redeemable common stock
       1996: 199 shares                                     19            --            --            --

Redemptions of redeemable common stock                     (38)          (53)       (1,082)          (15)
       1996:   416 shares
       1997:   356 shares
       1998: 5,256 shares
       1999:   200 shares

Expiration and cancellation of redemption options       (7,177)         (687)          (19)           --
       1996: 145,296 shares
       1997:  10,617 shares
       1998:     199 shares

Change in redemption value of redeemable
    common stock                                         1,834           470          (179)          (13)

Returns of capital to redeemable stockholders           (1,521)         (548)           --            --
                                                      --------      --------      --------      --------

Balance at end of period                              $  3,853      $  3,035      $  1,755      $  1,727
                                                      ========      ========      ========      ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE J--REDEEMABLE AND NONREDEEMABLE COMMON STOCK--Continued

At December 31, 1997 and 1998, the carrying amount of redeemable common stock is as follows:

                                                           1997       1998
                                                          ------     ------
Principal amount invested by stockholders                 $2,319     $1,506
Accumulated accretion of agreed upon redemption
    price, net of periodic returns of capital paid to
    the stockholders                                         716        249
                                                          ------     ------
                                                          $3,035     $1,755
                                                          ======     ======

At December 31, 1997 and 1998, the approximate carrying amounts of redeemable common stock applicable to the various types of redemption agreements were as follows:

                                        1997       1998
                                       ------     ------
Type A and B redemption agreements     $   23     $   --
     Type C redemption agreements         391        391
     Type D redemption agreements       2,621      1,364
                                       ------     ------

                                       $3,035     $1,755
                                       ======     ======

Effective March 31, 1996, several owners of redeemable common stock canceled the Company's redemption obligation. The total number of shares and related carrying amount transferred from redeemable common stock to nonredeemable common stock was approximately 24,000 and $1,398, respectively.


NOTE K--COMMITMENTS AND CONTINGENCIES

Violations of Federal and State Securities Laws

In 1995, the Company determined that it may not have registered its securities with the Securities and Exchange Commission (the "Commission") when it was obligated to do so under Federal securities laws and that, consequently, it may have engaged in the sale or delivery of unregistered securities in violation of the Federal securities laws. In July 1996, the Company voluntarily reported this information to the Commission, which then instituted an investigation into whether the Company and its principal officers and executives at that time (the current Chairman of the Board of Directors and the former Senior Vice President of the Company - the "Principal Officers") had violated any of the Federal securities laws. The Company and the Principal Officers cooperated with the Commission during this investigation. The Company provided the Commission with a "discussion only" draft of a Form 10 Registration Statement for the three-year period ended December 31, 1995 as well as other documents as requested by the Commission. The Principal Officers also voluntarily gave sworn statements to the Commission in 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE K--COMMITMENTS AND CONTINGENCIES--Continued

Violations of Federal and State Securities Laws, Continued

In September 1997, the Commission's staff attorney who was conducting the investigation informed the Company that the staff intended to recommend to the Commission that it institute cease-and-desist proceedings against the Company, based upon the staff's belief that the Company had violated Sections 5(a) and 5(c) of the Securities Act of 1933, as amended ("Securities Act"), and Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 12g-1 promulgated under the Exchange Act. Also in September 1997, the Commission's staff attorney informed the Principal Officers and Hebron that the staff intended to recommend that the Commission institute cease-and-desist proceedings against them.

On July 15, 1998, the Company, the Principal Officers and Hebron executed an offer of settlement in which they consented to the entry of a cease-and-desist order contingent upon the Commission accepting the Commission's staff's recommendation. The offers provided that the Company and the Principal Officers would cease and desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act and Section 12(g) of the Exchange Act and Rule 12g-1. Additionally, in the Offers, Hebron consented to the entry of a cease-and-desist order which provided that it would cease and desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act.

On July 23, 1998, the Commission approved the Commission's staff attorney's recommendation and accepted the offers of settlement. On July 30, 1998, the Commission issued a cease-and-desist order which stated that (a) the Company, the Principal Officers and Hebron had violated Sections 5(a) and 5(c) of the Securities Act; (b) the Company had violated Section 12(g) of the Exchange Act and Rule 12g-1; and (c) the Principal Officers had caused the violation of
Section 12(g) of the Exchange Act and Rule 12g-1. The Commission ordered the Company, the Principal Officers, and Hebron to cease and desist from committing or causing any violations and any future violations of Sections 5(a) and 5(c) of the Securities Act and Section 12(g) of the Exchange Act and Rule 12g-1. The Commission did not order any monetary penalties, fines, sanctions, or disgorgement against the Company, the Principal Officers, Hebron or anyone else associated with the Company or any of the other parties.

The federal securities laws provide legal causes of action against the Company by persons buying the securities from the Company including action to rescind the sales. With respect to the sales described above, the statutes of limitations relating to such actions appear to have expired for sales made by the Company more than three years ago. Substantially all of the stock sales were made by the Company more than three years ago. However, with respect to such sales, other causes of action may exist under federal law, including causes of action for which the statute of limitations may not have expired.

Each of the states in which the Company has effected sales of common stock has its own securities laws, which likely have equal applicability to the Company's activities discussed above. The Company sold stock to persons in over forty states, and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. The statutes of limitations for these rights typically do not begin running until a purchaser discovers the violation of the law, and therefore in most instances, and depending on individual circumstances, the statute of limitations do not appear to limit those rights for most purchasers of securities from the Company. Also, depending on the law of the state and individual circumstances, monetary damages and other remedies may be granted for breach of state securities laws. As a result, the Company has a significant contingent liability under state securities laws as of June 30, 1999. The Company cannot predict how many of the stockholders will attempt to exercise their right of rescission, and no liability has been accrued at December 31, 1998 or at June 30, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE K--COMMITMENTS AND CONTINGENCIES--Continued

Violations of Federal and State Securities Laws, Continued

In addition, the Company may be liable for rescission under state securities laws to the purchasers of the Hebron common stock because of the relationships of the two companies. The Company cannot predict how many of the Hebron stockholders will exercise their right of rescission, and no liability has been accrued at December 31, 1998 or at June 30, 1999.

Other Securities Matters

In December 1994, the Washington Department of Financial Institutions - Securities Division ("WDS") notified the Company that it was aware that the Company may have offered unregistered securities to residents of the State of Washington and instructed the Company to cease and desist such offers and to provide information with respect to any sales of such securities. In April 1997, the WDS told the Company that it was trying to close its file on the Company and attempted to serve a subpoena on the Company that sought various documents relating to the Company's shareholders in Washington State. The Company voluntarily produced documents in response to the subpoena in May 1997. The WDS has not corresponded with the Company since May 1997.

In February 1996, the Oklahoma Department of Securities ("ODS") made an inquiry to the Company with regard to the basis upon which the Company had offered and sold securities and effected issuances of short-term notes under the APLP without registration under the Oklahoma Securities Act. The Company responded to such inquiry in February 1996 advising the ODS that neither the Company nor its Oklahoma counsel believed that the short-term notes issued under the APLP constituted securities, and claiming that the common stock was exempt from registration under Section 401(b)(9)(B) of the Oklahoma Securities Act. The Company has not had any further contact with the ODS since its response.

Commitments with Providers

During 1998, the Company purchased switching and network services under the terms of a payment agreement and a security agreement with WorldCom. The Company's agreements with WorldCom were on a month-to-month basis, and did not require the Company to obtain minimum monthly revenue commitments. As described in Note C, the Company's new agreement with WorldCom requires the Company to maintain minimum purchase commitments. The Company is also required to maintain minimum purchase commitments with the underlying carrier that transports the Company's call records through the Oklahoma City and Chicago switches.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE K--COMMITMENTS AND CONTINGENCIES--Continued

Guarantor Obligations

The Company has guaranteed the Oklahoma City switching equipment lease obligation that was assigned to Hebron in July 1996. The total amount of the lease obligation guaranteed by the Company as of December 31, 1998 was approximately $700. The Company has also guaranteed the payment of monthly rentals of the space in which the Oklahoma City switch is located. Through December 31, 1998, the Company has not been required to make any of the required payments pursuant to its guarantor obligations. As discussed in Note C, the Company assumed the operations of the switching equipment and accepted responsibility for the payment of the related lease obligations effective February 1, 1999.

Accounts Receivable and Customer Base

During 1996 and through September 1997, one of the Billing Agents held a first lien security interest on all customer accounts receivable, including those accounts not billed through the Billing Agent. In October 1997, the Company stopped using the advance payment services of the Billing Agent, and the Billing Agent released its security interest on the Company's accounts receivable.

As discussed in Note E, Hebron, Trinity and one of the Billing Agents provided the Company with advance funding on certain LEC billings. All of these lenders had a first security interest on those account receivables from LECs for which they provided funding. The Company ceased using Hebron as an accounts receivable financing source during 1998. The accounts receivable credit facilities with Trinity and the Billing Agent were retired in February 1999 upon closing of the Credit Facility, and all security interests held by Trinity and the Billing Agent were released in favor of the Credit Facility.

In September 1997, the Company entered into an agreement with a third party ("Accounts Receivable Purchaser"), whereby the Company agreed to sell its rights, title and interest in selected accounts receivable to the Accounts Receivable Purchaser. The Accounts Receivable Purchaser determined which of the Company's accounts receivable it would purchase. Such accounts receivable included those receivables from LECs with which the Company had a direct LEC contract and which had not been financed by Hebron or Trinity. Under the terms of the agreement, the Company was the servicer of the accounts receivable sold to the Accounts Receivable Purchaser. The agreement provided for the Accounts Receivable Purchaser to commit to an initial maximum purchase commitment of $5,000. The program fees equal to 1.17% per month (14% per year) were applied to the aggregate outstanding value of all purchased receivables.

During 1997 and 1998, the Company sold receivables with an aggregate carrying amount of $3,950 and $37,849, respectively, to the Accounts Receivable Purchaser. At December 31, 1997 and 1998, outstanding accounts receivable totaling $2,435 and $4,258, respectively, had been purchased by the Accounts Receivable Purchaser. WorldCom subordinated $5,000 of its security interest in the Company's customer base to the Accounts Receivable Purchaser.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE K--COMMITMENTS AND CONTINGENCIES--Continued

Accounts Receivable and Customer Base, Continued

In connection with the Company's Credit Facility described in Note C, the Company re-acquired all outstanding receivables sold to the Accounts Receivable Purchaser, the facility with the Accounts Receivable Purchaser was retired, and all security interests in the Company's accounts receivable and customer base were released in favor of the Credit Facility and WorldCom, respectively.

Non-Cancelable Operating Leases

The Company leases copiers and other equipment under agreements that are accounted for as operating leases. These lease agreements expire in varying years through 2000. Total lease expense was approximately $75, $30 and $75 in 1996, 1997 and 1998, respectively. Future commitments under non-cancelable operating leases are not significant.

Long-Term Agreements with Salespersons

In 1997, the Company entered into long-term agreements with certain salespersons. The agreements are effective for twenty-five (25) years, and provide for a 3% commission of the net domestic phone billings, as defined in the agreement, to be paid to the salespersons. In addition, each agreement provides for additional commissions through recruitment efforts, death and termination benefits, and other benefits as described in the agreements. In exchange for the extended contract terms and death and termination benefits, the Company received non-competition agreements, as defined in the agreements, with each of the salespersons.

Among the persons who have entered into these long-term agreements are a son-in-law of the Company's Chairman, who voluntarily agreed to terminate his contract in July 1999, and a daughter of the President of Hebron.

Other Matters

The Company is party to various matters pertaining to litigation, claims and assessments arising in the normal course of business. The Company, upon advice from its attorneys, evaluates the likelihood of losses on pending litigation, claims and assessments, or unasserted claims and assessments of which the Company has knowledge. Losses are accrued if it is determined that it is probable that the Company will incur a loss. In management's opinion, any losses in excess of amounts accrued in the accompanying financial statements will not be material to the financial position of the Company.

As a result of rules adopted by the Federal Communications Commission ("FCC"), the Company has determined that it has a liability to owners of pay telephones for certain calls made by the Company's customers from November 1996 through October 7, 1997. The FCC has not yet determined, however, the basis upon which amounts owed are to be determined, and the Company cannot reasonably estimate this amount. The Company does not believe, however, that amounts ultimately owed, if any, will be material to the Company's financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE L--FINANCIAL CONDITION AND RESULTS OF OPERATIONS

From its inception through December 31, 1998, the Company had incurred cumulative net operating losses totaling approximately $12,057. The Company's accumulated stockholders' deficiency increased from approximately ($22,612) at December 31, 1997 to approximately ($25,971) at December 31, 1998. In addition to the net operating losses, the accumulated deficit has been attributed to the Company's declaration of returns of capital during 1994 through 1997 totaling approximately $19,030. Furthermore, the Company's current liabilities exceeded its current assets by approximately $20,811 and $23,590 at December 31, 1997 and 1998, respectively. These factors among others may indicate that the Company may be unable to continue as a going concern for a reasonable period of time.

During 1998, the Company took several steps which management believes will enable the Company to realize profitable operations, as well as improving the Company's financial position and liquidity. These steps include:

         o The Company appointed four new members to its Board of Directors to oversee the management and operations of the Company. In addition, the Company employed several new personnel in its management positions. These new personnel have substantial experience and expertise in the telecommunications industry, and will help enable the Company to manage its operations more efficiently and effectively.

         o As discussed in Note C, the Company has been approved by a financial institution for a $30,000 line of credit. The proceeds of this line of credit will enable the Company to become current on its existing obligations, repay existing loans and notes which carry a higher interest rate, retire existing lines of credit agreements, with additional proceeds being available for working capital purposes. Although for financial reporting purposes the new line of credit will be classified as a current liability, the term of the facility is for three years and will not be due and payable unless the Company is in default under the terms of the facility. The Company closed on the first portion of this facility in February 1999, and received approximately $12,600. The proceeds from this initial funding were used to become current on past due trade and taxes payable, as well as to retire existing accounts receivable credit facilities. In addition, the Company received approximately $2,500 of debt from Patrick, which is subordinated in favor of the Credit Facility. In May 1999, the Company was approved for the remaining portion of the Credit Facility, and the restrictions on the funds loaned by Patrick were released. Upon closing the remaining portion of the Credit Facility, the Company believes that it will have sufficient borrowing availability to provide for its most immediate needs, as well as reducing its interest costs by replacing high-yield debt with the proceeds of the Credit Facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE L--FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Continued

         o The Company has also undertaken a comprehensive evaluation of its internal operations, and has identified numerous areas where costs and expenses can be significantly reduced. During the latter part of 1998, the Company achieved savings in advertising costs, costs of billings and collections, and other general overhead costs. In addition, as discussed in Note C, the Company began managing and operating its telemarketing operations internally in 1999, rather than outsourcing those services to VisionQuest. These factors have enabled the Company to realize significant savings in operating costs, and contributed to the Company realizing pre-tax earnings during the six months ended June 30, 1999.

         o As discussed in Note C, the Company entered into a new telecommunications contract with WorldCom in April 1999. In addition, as discussed in Note C, the Company acquired the assets and assumed the obligations related to the Oklahoma City and Chicago switches, previously owned by Hebron. The Company is assuming the responsibility for the operation of these switches as well. The Company has realized and expects to continue to realize significant savings in its cost of telecommunications services.

Management believes that the above factors, will enable the Company to realize profitable operations and reduce its deficits, improve its liquidity ratios, and continue to meet its obligations on an ongoing basis.


NOTE M--DEFERRED COMPENSATION PLANS

From September 1997 through December 1997, and as amended in December 1998, the Company entered into non-qualified deferred compensation agreements with certain agent representatives. The deferred compensation plan, which is not funded, allowed these agent representatives to defer portions of their current compensation. The Company is paying the deferred compensation to the agent representatives equal to the amount of their deferred compensation plus effective rates of return ranging from 45% to 55%. The amount charged to operations in 1997 was approximately $412. The liability for the deferred compensation is included in accounts payable and accrued expenses, and totaled approximately $412 and $385 at December 31, 1997 and 1998, respectively. In July and August 1999, all but one of these obligations was repaid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE N--EARNINGS (LOSS) PER SHARE  (per share amounts not in thousands)

The computation of basic and diluted earnings (loss) per share is as follows:

                                                                                   Six Months Ended
                                                  Years Ended December 31                June 30
                                             1996         1997          1998        1998         1999
                                           --------     --------     --------     --------     --------
Basic Earnings (Loss) Per Share

Net income (loss)                          $   (862)    $   (341)    $ (3,557)    $ (1,519)    $  2,801
                                           --------     --------     --------     --------     --------
Decrease (increase) in redemption value
  of redeemable common stock                 (1,834)        (470)         179         (141)          13
                                           --------     --------     --------     --------     --------

Net income (loss) available to non-
  redeemable common stockholders           $ (2,696)    $  (811)     $ (3,378)    $ (1,660)    $  2,814
                                           ========     ========     ========     ========     ========

Average shares of nonredeemable
  common stock outstanding                      711          799          801          801          801
                                           ========     ========     ========     ========     ========

  Basic Earnings (Loss) Per Share          $  (3.79)    $  (1.01)    $  (4.22)    $  (2.07)    $   3.52
                                           ========     ========     ========     ========     ========

Diluted Earnings (Loss) Per Share

Net income (loss) available to non-
  redeemable common stockholders           $ (2,696)    $  (811)     $ (3,378)    $ (1,660)    $  2,814
Decrease in redemption value of
  redeemable common stock                        --          --          (179)          --          (13)
                                           --------     --------     --------     --------     --------

Net income (loss) available to non-
  redeemable common stockholders
  and assumed conversions                  $ (2,696)    $  (811)     $ (3,557)    $ (1,660)    $  2,801
                                           ========     ========     ========     ========     ========

Average shares of nonredeemable
  common stock outstanding                      711          799          801          801          801
Stock warrants                                   --           --           --           --            1
Conversion of redeemable common stock            --           --           21           --           16
                                           --------     --------     --------     --------     --------
Average shares of common stock
  outstanding and assumed conversions           711          799          822          801          818
                                           ========     ========     ========     ========     ========

Diluted Earnings (Loss) Per Share          $  (3.79)    $  (1.01)    $  (4.33)    $  (2.07)    $   3.42
                                           ========     ========     ========     ========     ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE N--EARNINGS (LOSS) PER SHARE
(per share amounts not in thousands)--Continued

The average shares listed below (in thousands) were not included in the computation of diluted earnings (loss) per share because to do so would have been antidilutive for the periods presented:

                                                              Six Months Ended
                                  Years Ended December 31            June
                                   1996     1997     1998      1998       1999
                                  ------   ------   ------    ------     ------
Conversion of convertible notes        4        3        3         3          3
Conversion of redeemable stock       115       23       --        21         --


Because the Company has not yet issued the shares pursuant to the stock awards, as described in Note C, such shares have not been included in the computation of diluted earnings per share for the six and three months ended June 30, 1999. In addition, because the Company has not yet determined the exercise price of the stock options, as described in Note C, the options have not been included in the computation of diluted earnings per share for the six and three months ended June 30, 1999.


NOTE O--QUARTERLY FINANCIAL DATA (UNAUDITED)

                                              Three Months Ended
                           ---------------------------------------------------------
                              March 31,    June 30,     September 30,   December 31,
                                1997         1997            1997          1997
                           -------------  -----------   --------------  ------------
                                      (in thousands except per share data)
Net sales                    $  27,037     $  27,975       $  28,783      $ 29,556
Net income (loss)                  171            27              (2)         (537)
Basic earnings (loss)
     per share                    0.04         (0.11)          (0.14)        (0.81)
Diluted earnings (loss)
     per share                    0.04         (0.11)          (0.14)        (0.81)

                                              Three Months Ended
                           ---------------------------------------------------------
                              March 31,    June 30,     September 30,   December 31,
                                1998         1998            1998          1998
                           -------------  -----------   --------------  ------------
                                      (in thousands except per share data)
Net sales                    $  30,842     $  31,810      $  31,494       $ 30,086
Net loss                          (520)         (999)          (699)        (1,339)
Basic earnings (loss)
     per share                   (0.79)        (1.28)         (0.58)         (1.56)
Diluted earnings (loss)
     per share                   (0.79)        (1.28)         (0.85)         (1.63)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE O--QUARTERLY FINANCIAL DATA (UNAUDITED)--Continued


                                   Three Months Ended
                               ---------------------------
                                March 31,       June 30,
                                  1999            1999
                               ----------     -----------
                          (in thousands except per share data)
Net sales                      $   29,040     $   28,140
Net income                             16          2,801
Basic earnings per share             0.02           3.49
Diluted earnings per share           0.02           3.40

                               INDEX TO EXHIBITS

EXHIBIT
  NO.               DESCRIPTION
-------             -----------
  3.1         - Certificate of Incorporation of the Company

  3.2         - Bylaws of the Company

  3.3         - Secretary certificate regarding amended and restated bylaws

  4.1         - Form of certificate representing shares of the Company's common stock

  4.2         - Form of Type A Redemption Agreement

  4.3         - Form of Type B Redemption Agreement

  4.4         - Form of Type C Redemption Agreement

  4.5         - Form of Type D Redemption Agreement

  4.6         - Form of Convertible Note

  4.7         - Promissory Note dated April 20, 1999, payable by the Company to
                C.A.S.E., Inc.

  4.8         - Promissory Note dated May 1, 1999, payable by the Company to
                John Damoose

 10.1        - Agreement, dated as of April 13, 1998, between the Company and
               Carl Thompson

 10.2        - First Amendment to April 13, 1998 Agreement between Amerivision
               Communications, Inc. and Carl Thompson, dated as of December 31,
               1998, among the Company, Carl Thompson and Willeta Thompson

 10.3        - Employment Agreement, dated as of May 24, 1999 between the
               Company and Stephen D. Halliday

 10.4        - Stock Agreement, dated as of May 24, 1999, among the Company,
               Jay A. Sekulow and Tracy Freeny

 10.5        - Stock Agreement, dated as of May 24, 1999, among the Company,
               John Damoose and Tracy Freeny

 10.6        - Employment Agreement, dated as of May 24, 1999, between the
               Company and John E. Telling

 10.7        - Employment Agreement dated as of May 24, 1999 between the Company and Tracy Freeny

 10.8        - Reaffirmation of Commitments made in Employment Agreement of
               Stephen D. Halliday dated as of June 30, 1999

 10.9        - Reaffirmation of Commitments made in Stock Agreement of Jay A.
               Sekulow dated as of June 30, 1999

10.10        - Agreement effective January 1, 1999, between the Company and
               VisionQuest

10.11        - Telemarketing Services Agreement, effective as of January 1, 1999 between the Company and VisionQuest

10.12        - Clarification to Agreement, effective as of June 9, 1999, by and between the Company and VisionQuest

10.13        - Asset Purchase Agreement, dated as of April 30, 1999, among
               Hebron, the Company, Tracy Freeny, Carl Thompson and
               S. T. Patrick.

  10.14      - Lease/License Agreement, dated as of April 30, 1999 between
               Hebron and the Company.

  10.15      - Form of Promissory Note payable by the Company to Hebron (form to be used with respect to Switch Note and Internet Note)

  10.16      - Promissory Note dated February 1, 1999, in the original principal amount of $2,274,416 payable by the Company to Hebron

  10.17      - Capital Stock Escrow and Disposition Agreement dated April 30,
               1999 among Tracy C. Freeny, Hebron and Bush Ross Gardner Warren &
               Rudy, P.A.

  10.18      - Loan and Security Agreement dated as of February 4, 1999 between the Company and Coast Business Credit

  10.18.1    - Amendment Number One to Loan and Security Agreement dated as of
               October 12, 1999 between the Company and Coast Business Credit

**10.19      - Telecommunications Services Agreement dated April 20, 1999 by and between the Company and WorldCom Network Services, Inc.

**10.20      - Program Enrollment Terms dated April 20, 1999 between the Company and WorldCom Network Services, Inc.

  10.21      - Security Agreement dated April 20, 1999 by and between the
               Company and WorldCom Network Services, Inc.

  10.22      - Letter Agreement dated July 14, 1999 between the Company and
               Tracy C. Freeny

  10.23      - Employment Agreement dated December 31, 1998, between the Company and Kerry Smith

  21.1       - List of subsidiaries of the Company

  23.1       - Consent of Cole & Reed, P.C.

  27.1       - Financial Data Schedule
  27.2       - Financial Data Schedule


** Information from this agreement has been omitted because the Company has requested confidential treatment. The information has been filed separately with the Securities and Exchange Commission.